Filed Pursuant to Rule 253(g)(2)

File No. 024-12440

Offering Circular Supplement No. 2 to Offering Circular dated September 30, 2025

RMX INDUSTRIES, INC.

4514 Cole Ave, Ste. 600

Dallas, TX 75205

866-706-4276

www.rmx.io

This Offering Circular Supplement No. 2 (“Offering Circular Supplement No. 2”) relates to the Post-Qualification Offering Circular Amendment No. 2 of RMX Industries, Inc., a Nevada corporation (the “Company”), dated September 30, 2025 (the “Offering Circular”), filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 253(g)(2) under the Securities Act of 1933, as amended. Capitalized terms used in this Offering Circular Supplement No. 2 and not otherwise defined herein have the meanings specified in the Offering Circular.

This Offering Circular Supplement No. 2 is being filed to include the information in our Current Report on Form 1-U which was furnished to the SEC on November 6, 2025.

This Offering Circular Supplement No. 2 should be read in conjunction with the Offering Circular and Offering Circular Supplement No. 1 filed with the SEC on October 17, 2025 (the “Prior Supplement”) and is qualified by reference to the Offering Circular and the Prior Supplement, except to the extent that the information in this Offering Circular Supplement No. 2 supersedes the information contained in the Offering Circular and the Prior Supplement, and may not be delivered without the Offering Circular and Prior Supplement.

Our Class A Common Stock is quoted on the OTCQB® Venture Market of OTC Markets Group, Inc., or OTCQB, under the symbol “RMXI.” On November 5, 2025, the last reported sale price for the Class A Common Stock on OTCQB was $2.15 per share.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 11 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular, the Prior Supplement or this Offering Circular Supplement No. 2 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Offering Circular Supplement No. 2 is November 6, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 5, 2025

RMX INDUSTRIES, INC.

(Exact name of issuer as specified in its charter)

Nevada	88-2349540
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

4514 Cole Ave, Ste. 600 Dallas, TX 75205
(Full mailing address of principal executive offices)

866-706-4276
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock

Item 9.	Other Events

Convertible Note Offering

As previously reported in the Current Report on Form 1-U filed with the SEC on October 17, 2025 (the “October 1-U”), on October 15, 2025, RMX Industries, Inc., a Nevada corporation (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional investor (the “Investor”) for the issuance and sale of a series of senior secured convertible notes of the Company bearing a 15% interest rate (the “Offering”), in the aggregate original principal amount of $50,000,000 (the “Notes”), which Notes shall be convertible into shares (the “Conversion Shares”) of class A common stock, $0.001 par value per share, of the Company (the “Class A Common Stock”).

On November 5, 2025, the Company and the Investor entered into an amendment to the Purchase Agreement (the “Amendment”) and the initial closing of the Offering occurred (the “Initial Closing”). Pursuant to the Amendment, at the Initial Closing, the Company issued to the Investor a Note in an aggregate original principal amount of $2,020,000 (the “Initial Note”), for gross proceeds of $1,959,400. As described in the October 1-U, the Initial Note has an initial conversion price of $1.80 per Conversion Share and matures on March 31, 2026, provided, however, that if the Company lists their Class A Common Stock on an Eligible Market (as defined in the Purchase Agreement), other than the OTC (as defined in the Purchase Agreement) prior to March 31, 2026, the maturity date will automatically extend to December 31, 2026.

At the Initial Closing, the Company also issued to the Investor 200,000 shares of Class A Common Stock (the “Commitment Shares”) and entered into (i) a registration rights agreement, pursuant to which the Company agreed to provide certain registration rights to the Investor (the “Registration Rights Agreement”), (ii) a security and pledge agreement, pursuant to which the Company granted a perfected security interest in all its assets to secure its obligations under the Transaction Documents (as defined in the Purchase Agreement) (the “Security Agreement”), and (iii) a guaranty, pursuant to which each subsidiary of the Company guaranteed the obligations of the Company under the Notes (the “Guaranty”), among other customary closing documentation. On October 20, 2025, the Company entered into a blocked account control agreement, pursuant to which the net proceeds from each Closing will be held and released subject to the satisfaction of certain conditions (the “Blocked Account Agreement”).

The Registration Rights Agreement provides for the registration of the resale of (i) the Conversion Shares, (ii) the Commitment Shares and (iii) any share capital of the Company issued or issuable with respect to the Conversion Shares, the Commitment Shares or the Notes (the “Registrable Shares”). Within 45 days of the Initial Closing, the Company must file a registration statement for the offer and resale of the maximum number of Registrable Shares permitted to be covered under SEC rules (the “First Registration Statement”). The First Registration Statement must be declared effective within 90 days of the Initial Closing, or within two business days after the Company is notified by the SEC that the First Registration Statement will not be reviewed or subject to further review. If any additional registration statements must be filed to cover the resale of Registrable Shares that were not permitted to be included in the First Registration Statement, the Company must file an additional registration statement (an “Additional Registration Statement”) and have it declared effective within 90 days of the date the Company was required to file an Additional Registration Statement, or within two business days after the Company is notified by the SEC that an Additional Registration Statement will not be reviewed or subject to further review. For the First Registration Statement or any Additional Registration Statement (each, a “Registration Statement”), the Company will be required to pay to the Investor an amount in cash equal to 2% of the Investor’s original principal amount stated in the Investor’s Note on the Initial Closing on the date of, and until cured on every 30-day anniversary of, (i) a failure to meet the filing deadline, (ii) a failure to meet the effectiveness deadline, (iii) any date sales cannot be made pursuant to such Registration Statement, or (iv) any date on which such Registration Statement is not effective and the Company either (x) the Company fails for any reason to satisfy the requirements of Rule 144(c)(1), including, without limitation, the failure to satisfy the current public information requirement under Rule 144(c) or (y) the Company has ever been an issuer described in Rule 144(i)(1)(i) or becomes such an issuer in the future, and the Company shall fail to satisfy any condition set forth in Rule 144(i)(2). The Company will be required to use its best efforts to keep each Registration Statement effective until all Registrable Shares are sold or may be sold without restriction pursuant to Rule 144, and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144.

The descriptions above are not complete and are qualified in their entirety by reference to the form of Purchase Agreement, form of Amendment, form of Initial Note, form of Registration Rights Agreement, form of Security Agreement, form of Guaranty, and form of Blocked Account Agreement attached hereto as Exhibits 6.1, 6.2, 6.3, 6.4, 6.5, 6.6 and 6.7, respectively.

1

In connection with the Initial Closing, the Company is required to pay Digital Offering LLC (“Digital Offering”) a cash placement fee equal to 1% of the gross proceeds raised, or $19,594, pursuant to the engagement agreement between the Company and Digital Offering, dated October 13, 2025, at the time the funds are released to the Company from the Blocked Custodial Account (as defined in the Security Agreement).

The offer and sale to the Investor of the Initial Note, as well as the Commitment Shares and Conversion Shares, was made in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Rule 506 of Regulation D promulgated thereunder.

Exhibit No.	Description
6.1	Form of Securities Purchase Agreement, dated as of October 15, 2025 (incorporated by reference to Exhibit 6.5 to Form 1-U on October 17, 2025)
6.2	Form of Amendment to the Securities Purchase Agreement, dated as of November 5, 2025
6.3	Form of Initial Note, dated as of November 5, 2025
6.4	Form of Registration Rights Agreement, dated as of November 5, 2025
6.5	Form of Security and Pledge Agreement, dated as of November 5, 2025
6.6	Form of Guaranty, dated as of November 5, 2025
6.7	Form of Blocked Account Control Agreement, dated as of October 20, 2025

2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2025	RMX INDUSTRIES, INC.

/s/ Karl Kit
Name: Karl Kit
Title: Chief Executive Officer

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Exhibit 6.2

Amendment to Securities Purchase Agreement

This Amendment to Securities Purchase Agreement (the “Amendment”) is entered into as of November 5, 2025 (the “Effective Date”), by and between RMX Industries, Inc., a Nevada corporation (the “Company”), and each of the investors listed on the Schedule of Buyers attached hereto (individually, a “Buyer” and collectively, the “Buyers”). Capitalized terms used but not defined herein shall have the meanings set forth in the Purchase Agreement (as defined below).

WHEREAS, the Company and the Buyers entered into that certain Securities Purchase Agreement dated as of October 15, 2025 (the “Purchase Agreement”);

WHEREAS, the Purchase Agreement and the Schedule of Buyers attached thereto provide that the aggregate original principal amount of the Initial Notes shall not exceed $2,000,000 for the Initial Closing and the Schedule of Buyers further provides that the Initial Purchase Price for such Initial Notes shall be $1,940,000; and

WHEREAS, the Company and the Buyers desire to amend the Purchase Agreement to increase the aggregate original principal amount of the Initial Notes to $2,020,000 and the Initial Purchase Price to $1,959,400 and make corresponding decreases in the amounts for the Additional Notes.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.       Amendment to Purchase Agreement. As of the Effective Date, all references to $2,000,000 as it relates to the aggregate original principal amount of the Initial Notes in the Purchase Agreement and the Schedule of Buyers annexed thereto and all references to $1,940,000 as it relates to the Initial Purchase Price in the Schedule of Buyers, shall be replaced with $2,020,000 and $1,959,400, respectively, and corresponding decreases in the amounts for the Additional Notes shall be made, in each case, as reflected in the updated Schedule of Buyers attached hereto.

2.       Scope. Except as specifically provided herein, all terms and conditions of the Purchase Agreement remain in full force and effect, without waiver or modification.

3.       Counterparts. This Amendment may be executed in any number of counterparts, each of which will be deemed to be an original copy of this Amendment and all of which, when taken together, will be deemed to constitute one and the same agreement.  This Amendment and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by facsimile, by electronic mail in “portable document format” (“.pdf”) form, or any other electronic transmission, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.  At the request of any party hereto or to any such contract, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the Effective Date.

COMPANY:

RMX INDUSTRIES, INC.

By:
Name:
Title:

BUYER:

[●]

By:
Name:
Title:

[Signature Page to Amendment to Securities Purchase Agreement]

2

SCHEDULE OF BUYERS

(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)

Buyer	Address and Facsimile Number	Original Principal Amount of Initial Notes	Original Principal Amount of Second Notes	Maximum Original Principal Amount of Additional Notes at an Additional Closing	Maximum Original Principal Amount of Additional Notes at all Additional Closings	Initial Purchase Price	Second Purchase Price	Legal Representative’s Address and Facsimile Number

[●] (the “Lead Buyer”)	[●] Attention: E-Mail:	$2,020,000	$3,000,000	$44,980,000	$44,980,000	$1,959,400	$2,910,000	Sullivan & Worcester LLP 1251 Avenue of the Americas New York, New York 10020 Telephone: (212) 660-3060 Attention: David E. Danovitch, Esq. E-mail: ddanovitch@sullivanlaw.com
TOTAL		$2,020,000	$3,000,00	$44,980,000	$44,980,000	$1,959,400	$2,910,000

3

Exhibit 6.3

SENIOR SECURED CONVERTIBLE PROMISSORY NOTE

NEITHER THE ISSUANCE AND SALE OF THIS NOTE NOR THE SECURITIES INTO WHICH THIS NOTE IS CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE. THESE SECURITIES HAVE BEEN SOLD IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 20(a) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS NOTE.

THIS NOTE HAS BEEN ISSUED WITH ORIGINAL ISSUE DISCOUNT (“OID”). PURSUANT TO TREASURY REGULATION §1.1275-3(b)(1). THE COMPANY WILL, BEGINNING TEN (10) DAYS AFTER THE ISSUANCE DATE OF THIS NOTE, PROMPTLY MAKE AVAILABLE TO THE HOLDER UPON REQUEST THE INFORMATION DESCRIBED IN TREASURY REGULATION §1.1275-3(b)(1)(i). THE COMPANY MAY BE REACHED AT TELEPHONE NUMBER (866) 706-4276.

RMX INDUSTRIES, INC.

Senior Secured Convertible Promissory Note

Due March 31, 2026

Issuance Date: November 5, 2025	Original Principal Amount: U.S. $ 2,020,000

FOR VALUE RECEIVED, RMX Industries, Inc., a Nevada corporation (the “Company”), hereby promises to pay to the order of [●] or its registered assigns (the “Holder”) the amount set forth above as the Original Principal Amount (or such lesser amount as reduced pursuant to the terms hereof pursuant to repayment, redemption, conversion or otherwise, the “Principal”) when due, whether upon the Maturity Date, or upon acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest (“Interest”) on any outstanding Principal at the applicable Interest Rate (as defined below) from the date set forth above as the Issuance Date (the “Issuance Date”) until the same becomes due and payable, whether upon the Maturity Date, or upon acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). This Senior Secured Convertible Promissory Note (including all Senior Secured Convertible Promissory Notes issued in exchange, transfer or replacement hereof, this “Note”) is one of an issue of Senior Secured Convertible Promissory Notes issued pursuant to that certain Securities Purchase Agreement, dated as of October 15, 2025 (the “Subscription Date”), by and among the Company and the investors (the “Buyers”) referred to therein, as amended from time to time (collectively, the “Notes”, and such other Senior Secured Convertible Promissory Notes, the “Other Notes”). Certain capitalized terms used herein are defined in Section 33.

1. PAYMENTS OF PRINCIPAL. On the Maturity Date, the Company shall pay to the Holder an amount in cash (excluding any amounts paid in shares of Common Stock on the Maturity Date in accordance with Section 9) representing all outstanding Principal, accrued and unpaid Interest and accrued and unpaid Late Charges (as defined in Section 26(c)) on such Principal and Interest. Other than as specifically permitted by this Note, the Company may not prepay or redeem any portion of the outstanding Principal, accrued and unpaid Interest or accrued and unpaid Late Charges on Principal and Interest, if any.

2. INTEREST; INTEREST RATE.

(a) Interest on this Note shall commence accruing on the Issuance Date and shall accrue on all outstanding principal amounts and shall be computed on the basis of a 360-day year and twelve 30-day months and shall be payable in arrears on the first calendar day of each calendar quarter (each, an “Interest Date”) with the first Interest Date being April 1, 2026. Interest shall be payable on each Interest Date, to the Holder on the applicable Interest Date, in shares of Common Stock (“Interest Shares”) so long as there has been no Equity Conditions Failure; provided however, that the Company may, at its option following notice to the Holder, pay Interest on any Interest Date in cash (“Cash Interest”) or in a combination of Cash Interest and Interest Shares; provided further, that beginning on the first Trading Day immediately following the date the Common Stock is first listed on an Eligible Market other than the OTCQB® Venture Market of OTC Markets Group, Inc. (the “OTC”), any Interest payable in Interest Shares shall be calculated using an Interest Rate of fifteen percent (15%). The Company shall deliver a written notice (each, an “Interest Election Notice”) to the Holder on or prior to the sixth (6th) Trading Day prior to the applicable Interest Date (the date such notice is delivered to all of the holders of Notes, the “Interest Notice Date”) which notice (i) either (A) confirms that Interest to be paid on such Interest Date shall be paid entirely in Interest Shares or (B) elects to pay Interest as Cash Interest or a combination of Cash Interest and Interest Shares and specifies the amount of Interest that shall be paid as Cash Interest and the amount of Interest, if any, that shall be paid in Interest Shares and (ii) certifies that there has been no Equity Conditions Failure. If an Equity Conditions Failure has occurred as of the Interest Notice Date, then unless the Company has elected to pay such Interest as Cash Interest, the Interest Election Notice shall indicate that unless the Holder waives the Equity Conditions Failure, the Interest shall be paid as Cash Interest. Notwithstanding anything herein to the contrary, if no Equity Conditions Failure has occurred as of the Interest Notice Date but an Equity Conditions Failure occurs at any time prior to the Interest Date, (A) the Company shall provide the Holder a subsequent notice to that effect and (B) unless the Holder waives the Equity Conditions Failure, the Interest shall be paid in cash. Interest to be paid on an Interest Date in Interest Shares shall be paid in a number of fully paid and nonassessable shares (rounded to the nearest whole share in accordance with Section 3(a)) of Common Stock equal to the quotient of (1) the amount of Interest payable on such Interest Date less any Cash Interest paid and (2) the Interest Conversion Price in effect on the applicable Interest Date.

(b) When any Interest Shares are to be paid on an Interest Date, the Company shall (i) (A) provided that the Company’s transfer agent (the “Transfer Agent”) is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program (“FAST”), credit such aggregate number of Interest Shares to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system, or (B) if the Transfer Agent is not participating in FAST, issue and deliver on the applicable Interest Date, to the address set forth in the register maintained by the Company for such purpose pursuant to the Securities Purchase Agreement or to such address as specified by the Holder in writing to the Company at least two (2) Business Days prior to the applicable Interest Date, a certificate or statement of book-entry, registered in the name of the Holder or its designee, for the number of Interest Shares to which the Holder shall be entitled which certificate or statement of book-entry shall not bear any restrictive legends unless required pursuant to the rules and regulations of the Commission, and (ii) with respect to each Interest Date, pay to the Holder, in cash by wire transfer of immediately available funds, the amount of any Cash Interest; provided further, that, in the event of the Conversion Floor Price Condition, on the applicable Interest Date the Company shall also deliver to the Holder the applicable Interest Floor Amount.

(c) Prior to the payment of Interest on an Interest Date, Interest on this Note shall accrue at the Interest Rate on all outstanding principal amounts and be payable by way of inclusion of the Interest in the Conversion Amount on each Conversion Date in accordance with Section 3(b)(i) or upon any redemption in accordance with Section 13 or any required payment upon any Bankruptcy Event of Default. From and after the occurrence and during the continuance of any Event of Default, the Interest Rate shall automatically be adjusted on each Trading Day in which an Event of Default is continuing to the sum of (x) the Interest Rate then in effect on such date of determination and (y) nine percent (9.0%) per annum (the “Default Rate”). In the event that such Event of Default is subsequently cured or waived in writing by the Holder (and no other Event of Default then exists, including, without limitation, for the Company’s failure to pay such Interest at the Default Rate on the applicable Interest Date), the adjustment referred to in the preceding sentence shall cease to be effective as of the calendar day immediately following the date of such cure; provided that the Interest as calculated and unpaid at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of such cure or waiver of such Event of Default.

3. CONVERSION OF NOTES; OPTIONAL REDEMPTION. At any time after the date hereof, this Note shall be convertible into validly issued, fully paid and non-assessable shares of Common Stock, on the terms and conditions set forth in this Section 3.

(a) Conversion Right. Subject to the provisions of Section 3(d), at any time or times on or after the date hereof, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into validly issued, fully paid and non-assessable shares of Common Stock in accordance with Section 3(c), at the Conversion Rate (as defined below). The Company shall not issue any fraction of a share of Common Stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock up to the nearest whole share. The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including, without limitation, fees and expenses of the Transfer Agent (as defined below)) that may be payable with respect to the issuance and delivery of shares of Common Stock upon conversion of any Conversion Amount.

(b) Conversion Rate. The number of shares of Common Stock issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) the product of (1) such Conversion Amount and (2) 110%, by (y) the lower of (1) the Conversion Price and (2) the Market Price (the “Conversion Rate”).

(i) “Conversion Amount” means the sum of (x) the portion of the Principal to be converted, redeemed or otherwise with respect to which this determination is being made and (y) all accrued and unpaid Interest with respect to such portion of the Principal amount and accrued and unpaid Late Charges with respect to such portion of such Principal and such Interest, if any.

(ii) “Conversion Price” means, as of any Conversion Date or other date of determination, $1.80, subject to adjustment as provided herein.

(iii) “Market Price” means, as of any Conversion Date or other date of determination, 90% of the lowest daily VWAP during the ten (10) Trading Days immediately preceding the Conversion Date or other date of determination.

(c) Mechanics of Conversion.

(i) Optional Conversion. To convert any Conversion Amount into shares of Common Stock on any date (a “Conversion Date”), the Holder shall deliver (whether via electronic mail or otherwise), for receipt on or prior to 11:59 p.m., New York time, on such date, a copy of an executed notice of conversion in the form attached hereto as Exhibit I (each, a “Conversion Notice”) to the Company. If required by Section 3(c)(iii), within one (1) Trading Day following a conversion of this Note as aforesaid, the Holder shall surrender this Note to a nationally recognized overnight delivery service for delivery to the Company (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction as contemplated by Section 20(b)). The date of receipt of a Conversion Notice, the Company shall transmit by electronic mail an acknowledgment, in the form attached hereto as Exhibit II, of confirmation of receipt of such Conversion Notice and representation as to whether such shares of Common Stock may then be resold pursuant to Rule 144 or an effective and available registration statement (each, an “Acknowledgement”) to the Holder and the Transfer Agent which confirmation shall constitute an instruction to the Transfer Agent to process such Conversion Notice in accordance with the terms herein. On or before the first (1st) Trading Day following the date on which the Company has received a Conversion Notice (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade initiated on the applicable Conversion Date of such shares of Common Stock issuable pursuant to such Conversion Notice) (the “Share Delivery Deadline”), the Company shall (1) provided that the Transfer Agent is participating in FAST, credit such aggregate number of shares of Common Stock to which the Holder shall be entitled pursuant to such conversion to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system or (2) if the Transfer Agent is not participating in FAST, upon the request of the Holder, issue and deliver (via reputable overnight courier) to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled pursuant to such conversion. If this Note is physically surrendered for conversion pursuant to Section 3(c)(iii) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than two (2) Business Days after receipt of this Note and at its own expense, issue and deliver to the Holder (or its designee) a new Note (in accordance with Section 20(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the shares of Common Stock issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date; provided, that the Holder shall be deemed to have waived any voting rights of any such shares of Common Stock that may arise during the period commencing on such Conversion Date, through, and including, such applicable Share Delivery Deadline (each, an “Conversion Period”), as necessary, such that the aggregate voting rights of any shares of Common Stock beneficially owned by the Holder and/or any Attribution Parties, collectively, on any such applicable date shall not exceed the Maximum Percentage (as defined below) as a result of any such conversion of this Note. Notwithstanding anything to the contrary contained in this Note or the Registration Rights Agreement, after the effective date of the Registration Statement (as defined in the Registration Rights Agreement) and prior to the Holder’s receipt of the notice of a Grace Period (as defined in the Registration Rights Agreement), the Company shall cause the Transfer Agent to deliver unlegended shares of Common Stock to the Holder (or its designee) in connection with any sale of Registrable Securities (as defined in the Registration Rights Agreement) with respect to which the Holder has entered into a contract for sale, and delivered a copy of the prospectus included as part of the particular Registration Statement to the extent applicable, and for which the Holder has not yet settled.

(ii) Company’s Failure to Timely Convert. If the Company shall fail, for any reason or for no reason, on or prior to the applicable Share Delivery Deadline, either (I) if the Transfer Agent is not participating in FAST, to issue and deliver to the Holder (or its designee) a certificate for the number of shares of Common Stock to which the Holder is entitled and register such shares of Common Stock on the Company’s share register or, if the Transfer Agent is participating in FAST, to credit the balance account of the Holder or the Holder’s designee with DTC for such number of shares of Common Stock to which the Holder is entitled upon the Holder’s conversion of this Note (as the case may be) or (II) if the Registration Statement covering the resale of the shares of Common Stock that are the subject of the Conversion Notice (the “Unavailable Conversion Shares”) is not available for the resale of such Unavailable Conversion Shares and the Company fails to promptly, but in no event later than as required pursuant to the Registration Rights Agreement (x) so notify the Holder and (y) deliver the shares of Common Stock electronically without any restrictive legend by crediting such aggregate number of shares of Common Stock to which the Holder is entitled pursuant to such conversion to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal At Custodian system (the event described in the immediately foregoing clause (II) is hereinafter referred as a “Notice Failure” and together with the event described in clause (I) above, a “Conversion Failure”), then, in addition to all other remedies available to the Holder, (1) the Company shall pay in cash to the Holder on each day after such Share Delivery Deadline that the issuance of such shares of Common Stock is not timely effected an amount equal to 1.5% of the product of (A) the sum of the number of shares of Common Stock not issued to the Holder on or prior to the applicable Share Delivery Deadline and to which the Holder is entitled, multiplied by (B) any trading price of the Common Stock selected by the Holder in writing as in effect at any time during the period beginning on the applicable Conversion Date and ending on the applicable Share Delivery Deadline and (2) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned (as the case may be) any portion of this Note that has not been converted pursuant to such Conversion Notice, provided that the voiding of a Conversion Notice shall not affect the Company’s obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. In addition to the foregoing, if on or prior to the Share Delivery Deadline either (A) if the Transfer Agent is not participating in FAST, the Company shall fail to issue and deliver to the Holder (or its designee) a certificate and register such shares of Common Stock on the Company’s share register or, if the Transfer Agent is participating in FAST, the Transfer Agent shall fail to credit the balance account of the Holder or the Holder’s designee with DTC for the number of shares of Common Stock to which the Holder is entitled upon the Holder’s conversion hereunder or pursuant to the Company’s obligation pursuant to clause (II) below or (B) a Notice Failure occurs, and if on or after such Share Delivery Deadline the Holder acquires (in an open market transaction, stock loan or otherwise) shares of Common Stock corresponding to all or any portion of the number of shares of Common Stock issuable upon such conversion that the Holder is entitled to receive from the Company and has not received from the Company in connection with such Conversion Failure or Notice Failure, as applicable (a “Buy-In”), then, in addition to all other remedies available to the Holder, the Company shall, within one (1) Business Day after receipt of the Holder’s request and in the Holder’s discretion, either: (I) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions, stock loan costs and other out-of-pocket expenses, if any) for the shares of Common Stock so acquired (including, without limitation, by any other Person in respect, or on behalf, of the Holder) (the “Buy-In Price”), at which point the Company’s obligation to so issue and deliver such certificate (and to issue such shares of Common Stock) or credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of shares of Common Stock to which the Holder is entitled upon the Holder’s conversion hereunder (as the case may be) (and to issue such shares of Common Stock) shall terminate, or (II) promptly honor its obligation to so issue and deliver to the Holder a certificate or certificates representing such shares of Common Stock or credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of shares of Common Stock to which the Holder is entitled upon the Holder’s conversion hereunder (as the case may be) and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (x) such number of shares of Common Stock multiplied by (y) the lowest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date of the applicable Conversion Notice and ending on the date of such issuance and payment under this clause (II) (the “Buy-In Payment Amount”). Nothing shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing shares of Common Stock (or to electronically deliver such Shares of Common Stock) upon the conversion of this Note as required pursuant to the terms hereof.

(iii) Registration; Book-Entry. The Company shall maintain a register (the “Register”) for the recordation of the names and addresses of the holders of each Note and the principal amount of the Notes held by such holders (the “Registered Notes”). The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Company and the holders of the Notes shall treat each Person whose name is recorded in the Register as the owner of a Note for all purposes (including, without limitation, the right to receive payments of Principal and Interest hereunder) notwithstanding notice to the contrary. A Registered Note may be assigned, transferred or sold in whole or in part only by registration of such assignment or sale on the Register. Upon its receipt of a written request to assign, transfer or sell all or part of any Registered Note by the registered holder thereof, the Company shall record the information contained therein in the Register and issue one or more new Registered Notes in the same aggregate principal amount as the principal amount of the surrendered Registered Note to the designated assignee or transferee pursuant to Section 20, provided that if the Company does not so record an assignment, transfer or sale (as the case may be) of all or part of any Registered Note within two (2) Business Days of such a request, then the Register shall be automatically deemed updated to reflect such assignment, transfer or sale (as the case may be). Notwithstanding anything to the contrary set forth in this Section 3, following conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted (in which event this Note shall be delivered to the Company following conversion thereof as contemplated by Section 3(c)(i)) or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender of this Note. The Holder and the Company shall maintain records showing the Principal, Interest and Late Charges converted and/or paid (as the case may be) and the dates of such conversions and/or payments (as the case may be) or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion. If the Company does not update the Register to record such Principal, Interest and Late Charges converted and/or paid (as the case may be) and the dates of such conversions and/or payments (as the case may be) within two (2) Business Days of such occurrence, then the Register shall be automatically deemed updated to reflect such occurrence.

(iv) Pro Rata Conversion; Disputes. In the event that the Company receives a Conversion Notice from more than one holder of Notes for the same Conversion Date and the Company can convert some, but not all, of such portions of the Notes submitted for conversion, the Company, subject to Section 3(d), shall convert from each holder of Notes electing to have Notes converted on such date a pro rata amount of such holder’s portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of shares of Common Stock issuable to the Holder in connection with a conversion of this Note, the Company shall issue to the Holder the number of shares of Common Stock not in dispute and resolve such dispute in accordance with Section 25.

(d) Limitations on Conversions.

(i) Beneficial Ownership. The Company shall not effect the conversion of any portion of this Note, and the Holder shall not have the right to convert any portion of this Note pursuant to the terms and conditions of this Note and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion, the Holder together with the other Attribution Parties collectively would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the shares of Common Stock outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by the Holder and the other Attribution Parties shall include the number of shares of Common Stock held by the Holder and all other Attribution Parties plus the number of shares of Common Stock issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude shares of Common Stock which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any convertible notes or convertible preferred shares or warrants) beneficially owned by the Holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 3(d). For purposes of this Section 3(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act. For purposes of determining the number of outstanding shares of Common Stock the Holder may acquire upon the conversion of this Note without exceeding the Maximum Percentage, the Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company’s most recent Annual Report on Form 10-K, Current Report on Form 8-K or other public filing with the SEC, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Transfer Agent, if any, setting forth the number of shares of Common Stock outstanding (the “Reported Outstanding Share Number”). If the Company receives a Conversion Notice from the Holder at a time when the actual number of outstanding shares of Common Stock is less than the Reported Outstanding Share Number, the Company shall notify the Holder in writing of the number of shares of Common Stock then outstanding and, to the extent that such Conversion Notice would otherwise cause the Holder’s beneficial ownership, as determined pursuant to this Section 3(d), to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of shares of Common Stock to be purchased pursuant to such Conversion Notice. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing or by electronic mail to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of shares of Common Stock to the Holder upon conversion of this Note results in the Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding shares of Common Stock (as determined under Section 13(d) of the 1934 Act), the number of shares so issued by which the Holder’s and the other Attribution Parties’ aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Holder shall not have the power to vote or to transfer the Excess Shares. Upon delivery of a written notice to the Company, the Holder may from time to time increase (with such increase not effective until the sixty-first (61st) day after delivery of such notice) or decrease the Maximum Percentage to any other percentage not in excess of 9.99% as specified in such notice; provided that (i) any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and (ii) any such increase or decrease will apply only to the Holder and the other Attribution Parties and not to any other holder of Notes that is not an Attribution Party of the Holder. For purposes of clarity, the shares of Common Stock issuable pursuant to the terms of this Note in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the 1934 Act. No prior inability to convert this Note pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of convertibility. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 3(d) to the extent necessary to correct this paragraph (or any portion of this paragraph) which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 3(d) or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be amended, modified or waived and shall apply to a successor holder of this Note.

(ii) Principal Market Limitation. Notwithstanding anything in this Note to the contrary, the Company shall not issue any shares of Common Stock upon conversion of this Note or the Other Notes, or otherwise, if the issuance of such shares of Common Stock, together with the issuance of shares of Common Stock upon the conversion of any Other Notes issuable pursuant to the Securities Purchase Agreement and with any other related transactions that may be considered part of the same series of transactions, would exceed the aggregate number shares of Common Stock that the Company may issue in a transaction in compliance with the Company’s obligations under the rules or regulations of the Principal Market and shall be referred to as the “Exchange Cap,” except that such limitation shall not apply if the Company has obtained any required Stockholder Approval.

(e) Right of Alternate Conversion.

(i) General.

(1) Alternate Optional Conversion. Subject to Section 3(d), at the option of the Holder, at any time on or after the Issuance Date, the Holder may convert (each, an “Alternate Optional Conversion”, and the date of such Alternate Optional Conversion, an “Alternate Optional Conversion Date”) all, or any part, of this Note into shares of Common Stock (such portion of the Conversion Amount subject to such Alternate Optional Conversion, the “Alternate Optional Conversion Amount”) at the Alternate Conversion Price.

(2) Alternate Conversion Upon an Event of Default. Subject to Section 3(d), at any time during the continuance of an Event of Default (and only for so long as such Event of Default has not been cured or waived in writing by the Holder), the Holder may, at the Holder’s option, convert (each, an “Alternate Event of Default Conversion” and together with each Alternate Optional Conversion, each, an “Alternate Conversion”, and the date of such Alternate Event of Default Conversion, each, an “Alternate Event of Default Conversion Date”, and together with each Alternate Optional Conversion Date, each, an “Alternate Conversion Date”) all, or any part of, the Conversion Amount (such portion of the Conversion Amount subject to such Alternate Conversion, the “Alternate Event of Default Conversion Amount” and together with each Alternate Optional Conversion Amount, each, an “Alternate Conversion Amount”) into shares of Common Stock at the Alternate Conversion Price.

(ii) Mechanics of Alternate Conversion. On any Alternate Conversion Date, the Holder may voluntarily convert any Alternate Conversion Amount pursuant to Section 3(c) (with “Alternate Conversion Price” replacing “Conversion Price” for all purposes hereunder with respect to such Alternate Conversion and, solely with respect to the calculation of the number of shares of Common Stock issuable upon conversion of any Conversion Amount in an Alternate Event of Default Conversion, with “Event of Default Redemption Premium of the Conversion Amount” replacing “Conversion Amount” in clause (x) of the definition of Conversion Rate above with respect to such Alternate Conversion) by designating in the Conversion Notice delivered pursuant to this Section 3(e) of this Note that the Holder is electing to use the Alternate Conversion Price for such conversion; provided that in the event of the Conversion Floor Price Condition, on the applicable Alternate Conversion Date the Company shall also deliver to the Holder the applicable Alternate Conversion Floor Amount. Notwithstanding anything to the contrary in this Section 3(e), but subject to Section 3(d), until the Company delivers shares of Common Stock representing the applicable Alternate Conversion Amount to the Holder, such Alternate Conversion Amount may be converted by the Holder into shares of Common Stock pursuant to Section 3(c) without regard to this Section 3(e).

(f) Optional Redemption. Any time after the Issuance Date, the Company at its option shall have the right, but not the obligation, to redeem (“Optional Redemption”) early a portion or all amounts outstanding under this Note as described in this Section; provided that the Company provides the Holder with written notice (each, an “Optional Redemption Notice”) of its desire to exercise an Optional Redemption after the close of regular trading hours on a Trading Day. Each Optional Redemption Notice shall be irrevocable and shall specify the outstanding balance of the Note to be redeemed and the Optional Redemption Amount. The “Optional Redemption Amount” shall be an amount equal to the outstanding Principal balance plus all accrued and unpaid interest, if any, on such Principal amount being redeemed by the Company, multiplied by the Optional Redemption Premium. After receipt of an Optional Redemption Notice, the Holder shall have twenty (20) Trading Days (beginning with the Trading Day immediately following the date of such Redemption Notice) to elect to convert all or any portion of the Note. On the thirtieth (30th) Trading Day after the applicable Optional Redemption Notice, the Company shall deliver to the Holder the Optional Redemption Amount with respect to the Principal amount redeemed to the extent not converted and otherwise after giving effect to conversions or other payments made during the thirty (30) Trading Day period.

4. RIGHTS UPON EVENT OF DEFAULT.

(a) Event of Default. Each of the following events shall constitute an “Event of Default” and each of the events in clauses (ix), (x) and (xi) shall constitute a “Bankruptcy Event of Default”:

(i) the failure of the applicable Registration Statement (as defined in the Registration Rights Agreement) to be filed with the SEC on or prior to the date that is five (5) calendar days after the applicable Filing Deadline (as defined in the Registration Rights Agreement) or the failure of the applicable Registration Statement to be declared effective by the SEC on or prior to the date that is five (5) calendar days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement);

(ii) while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order) or such Registration Statement (or the prospectus contained therein) is unavailable to any holder of Registrable Securities (as defined in the Registration Rights Agreement) for sale of all of such holder’s Registrable Securities in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of five (5) consecutive days or for more than an aggregate of ten (10) calendar days in any 365-day period (excluding days during an Allowable Grace Period (as defined in the Registration Rights Agreement));

(iii) the suspension (or threatened suspension) from trading or the failure (or threatened failure) of the shares of Common Stock to be trading or listed (as applicable) on an Eligible Market for a period of five (5) consecutive Trading Days;

(iv) the Company’s (A) failure to cure a Conversion Failure by delivery of the required number of shares of Common Stock within five (5) Trading Days after the applicable Conversion Date or exercise date (as the case may be) or (B) notice, written or oral, to any holder of the Notes, including, without limitation, by way of public announcement or through any of its agents, at any time, of its intention not to comply, as required, with a request for conversion of any Notes into shares of Common Stock that is requested in accordance with the provisions of the Notes, other than pursuant to Section 3(d);

(v) except to the extent the Company is in compliance with Section 12(b) below, at any time following the tenth (10th) consecutive day that the Holder’s Authorized Share Allocation (as defined in Section 12(a) below) is less than the number of shares of Common Stock that the Holder would be entitled to receive upon a conversion of the full Conversion Amount of this Note (without regard to any limitations on conversion set forth in Section 3(d) or otherwise);

(vi) the Company’s or any Subsidiary’s failure to pay to the Holder any amount of Principal, Interest, Late Charges or other amounts when and as due under this Note (including, without limitation, the Company’s or any Subsidiary’s failure to pay any redemption payments or amounts hereunder) or any other Transaction Document (as defined in the Securities Purchase Agreement) or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated hereby and thereby, except, in the case of a failure to pay Interest and Late Charges when and as due, in which case only if such failure remains uncured for a period of at least two (2) Trading Days;

(vii) the Company fails to remove any restrictive legend on any certificate or any shares of Common Stock issued to the Holder upon conversion or exercise (as the case may be) of any Securities (as defined in the Securities Purchase Agreement) acquired by the Holder under the Securities Purchase Agreement (including this Note) as and when required by such Securities or the Securities Purchase Agreement, unless otherwise then prohibited by applicable federal securities laws, and any such failure remains uncured for at least five (5) days;

(viii) the occurrence of any default under, redemption of or acceleration prior to maturity of at least an aggregate of two hundred and fifty thousand dollars ($250,000) of Indebtedness (as defined in the Securities Purchase Agreement) of the Company or any of its Subsidiaries, other than with respect to any Other Notes;

(ix) bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Company or any Subsidiary and, if instituted against the Company or any Subsidiary by a third party, shall not be dismissed within thirty (30) days of their initiation;

(x) the commencement by the Company or any Subsidiary of a voluntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree, order, judgment or other similar document in respect of the Company or any Subsidiary in an involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, state or foreign law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state or foreign proceeding, or the admission by it in writing of its inability to pay its debts generally as they become due, the taking of corporate action by the Company or any Subsidiary in furtherance of any such action or the taking of any action by any Person to commence a Uniform Commercial Code foreclosure sale or any other similar action under federal, state or foreign law;

(xi) the entry by a court of (i) a decree, order, judgment or other similar document in respect of the Company or any Subsidiary of a voluntary or involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or (ii) a decree, order, judgment or other similar document adjudging the Company or any Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking liquidation, reorganization, arrangement, adjustment or composition of or in respect of the Company or any Subsidiary under any applicable federal, state or foreign law or (iii) a decree, order, judgment or other similar document appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree, order, judgment or other similar document or any such other decree, order, judgment or other similar document unstayed and in effect for a period of thirty (30) consecutive days;

(xii) a final judgment or judgments for the payment of money aggregating in excess of two hundred and fifty thousand dollars ($250,000) are rendered against the Company and/or any of its Subsidiaries and which judgments are not, within thirty (30) days after the entry thereof, bonded, discharged, settled or stayed pending appeal, or are not discharged within thirty (30) days after the expiration of such stay; provided, however, any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the two hundred and fifty thousand dollars ($250,000) amount set forth above so long as the Company provides the Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company or such Subsidiary (as the case may be) will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

(xiii) the Company and/or any Subsidiary, individually or in the aggregate, either (i) fails to pay, when due, or within any applicable grace period, any payment with respect to any Indebtedness in excess of two hundred and fifty thousand dollars ($250,000) due to any third party (other than, with respect to unsecured Indebtedness only, payments contested by the Company and/or such Subsidiary (as the case may be) in good faith by proper proceedings and with respect to which adequate reserves have been set aside for the payment thereof in accordance with GAAP) or is otherwise in breach or violation of any agreement for monies owed or owing in an amount in excess of two hundred and fifty thousand dollars ($250,000), which breach or violation permits the other party thereto to declare a default or otherwise accelerate amounts due thereunder, or (ii) suffer to exist any other circumstance or event that would, with or without the passage of time or the giving of notice, result in a default or event of default, that has not been waived, under any agreement binding the Company or any Subsidiary, which default or event of default would or is likely to have a material adverse effect on the business, assets, operations (including results thereof), liabilities, properties, condition (including financial condition) or prospects of the Company or any of its Subsidiaries, individually or in the aggregate;

(xiv) other than as specifically set forth in another clause of this Section 4(a), the Company or any Subsidiary breaches any representation or warranty, or any covenant or other term or condition of any Transaction Document, except, in the case of a breach of a covenant or other term or condition that is curable, only if such breach remains uncured for a period of three (3) consecutive Trading Days;

(xv) a false or inaccurate certification (including a false or inaccurate deemed certification) by the Company that either (A) the Equity Conditions are satisfied, (B) there has been no Equity Conditions Failure, or (C) as to whether any Event of Default has occurred;

(xvi) any breach or failure in any respect by the Company or any Subsidiary to comply with any provision of Section 15 of this Note;

(xvii) any Material Adverse Effect (as defined in the Securities Purchase Agreement) occurs and is not resolved within two (2) consecutive Trading Days;

(xviii) any provision of any Transaction Document (including, without limitation, the Security Documents and the Guaranties) shall at any time for any reason (other than pursuant to the express terms thereof) cease to be valid and binding on or enforceable against the parties thereto, or the validity or enforceability thereof shall be contested by any party thereto, or a proceed ing shall be commenced by the Company or any Subsidiary or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof, or the Company or any Subsidiary shall deny in writing that it has any liability or obligation purported to be created under any Transaction Document (including, without limitation, the Security Documents and the Guaranties);

(xix) any Security Document shall for any reason fail or cease to create a separate valid and perfected and, except to the extent permitted by the terms hereof or thereof, first priority Lien (as defined in the Securities Purchase Agreement) on the Collateral (as defined in the Security Documents) in favor of the Collateral Agent (as defined in the Securities Purchase Agreement) or any material provision of any Security Document shall at any time for any reason cease to be valid and binding on or enforceable against the Company or the validity or enforceability thereof shall be contested by any party thereto, or a proceeding shall be commenced by the Company or any governmental authority having jurisdiction over the Company, seeking to establish the invalidity or unenforceability thereof;

(xx) any material damage to, or loss, theft or destruction of, any Collateral, whether or not insured, or any strike, lockout, labor dispute, embargo, condemnation, act of God or public enemy, or other casualty which causes, for more than fifteen (15) consecutive days, the cessation or substantial curtailment of revenue producing activities at any facility of the Company or any Subsidiary, if any such event or circumstance could have a Material Adverse Effect;

(xxi) the Company fails to receive the Stock Split Authority by the Stock Split Authority Deadline or the Subsequent Stock Split Authority by the Subsequent Stock Split Authority Deadline;

(xxii) any applicable Custodian (as defined in the Security Agreement) ceases to be the custodian of any applicable Collateral (as defined in the Security Agreement) without the prior written consent of the Collateral Agent and a replacement Custodian is not appointed within five (5) Trading Days (with any appointment of a replacement acceptable to the Collateral Agent, in its sole discretion);

(xxiii) the Collateral Agent fails to have electronic access to the records of any applicable Custodian (as defined in the Security Agreement) with respect to the Collateral (as defined in the Security Agreement) held by such Custodian from time to time;

(xxiv) the Company issues any instructions, directly or indirectly, to the Custodian in violation of any term or condition of any Note or any other Transaction Documents;

(xxv) any Change of Control occurs, or the Company enters into any agreement to effect a Change of Control;

(xxvi) a Fundamental Transaction occurs, or the Company enters into any agreement to effect a Fundamental Transaction; or

(xxvii) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes.

(b) Notice of an Event of Default; Redemption Right. Upon the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall within one (1) Business Day deliver written notice thereof via electronic mail and overnight courier (with next day delivery specified) (an “Event of Default Notice”) to the Holder. At any time after the earlier of the Holder’s receipt of an Event of Default Notice and the Holder becoming aware of an Event of Default, the Holder may require the Company to redeem (regardless of whether such Event of Default has been cured) all or any portion of this Note by delivering written notice thereof (the “Event of Default Redemption Notice”) to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (A) the Conversion Amount to be redeemed multiplied by (B) the Event of Default Redemption Premium and (ii) the product of (X) the Conversion Rate with respect to the Conversion Amount in effect at such time as the Holder delivers an Event of Default Redemption Notice multiplied by (Y) the product of (1) the Event of Default Redemption Premium multiplied by (2) the greatest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date immediately preceding such Event of Default and ending on the date the Company makes the entire payment required to be made under this Section 4(b) (the “Event of Default Redemption Price”). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 13. To the extent redemptions required by this Section 4(b) are deemed or determined by a court of competent jurisdiction to be prepayments of this Note by the Company, such redemptions shall be deemed to be voluntary prepayments. Notwithstanding anything to the contrary in this Section 3(e), but subject to Section 3(d), until the Event of Default Redemption Price (together with any Late Charges thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 4(b) (together with any Late Charges thereon) may be converted, in whole or in part, by the Holder into shares of Common Stock pursuant to the terms of this Note. In the event of the Company’s redemption of any portion of this Note under this Section 4(b), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any redemption premium due under this Section 4(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty. Any redemption upon an Event of Default shall not constitute an election of remedies by the Holder, and all other rights and remedies of the Holder shall be preserved.

(c) Mandatory Redemption upon Bankruptcy Event of Default Notwithstanding anything to the contrary herein, and notwithstanding any conversion that is then required or in process, upon any Bankruptcy Event of Default, whether occurring prior to or following the Maturity Date, the Company shall immediately pay to the Holder an amount in cash representing (i) all outstanding Principal, accrued and unpaid Interest and accrued and unpaid Late Charges on such Principal and Interest, multiplied by (ii) the Event of Default Redemption Premium, in addition to any and all other amounts due hereunder, without the requirement for any notice or demand or other action by the Holder or any other person or entity, provided that the Holder may, in its sole discretion, waive such right to receive payment upon a Bankruptcy Event of Default, in whole or in part, and any such waiver shall not affect any other rights of the Holder hereunder, including any other rights in respect of such Bankruptcy Event of Default, any right to conversion, and any right to payment of the Event of Default Redemption Price or any other Redemption Price, as applicable.

5. RIGHTS UPON FUNDAMENTAL TRANSACTION.

(a) Assumption. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Note and the other Transaction Documents in accordance with the provisions of this Section 5(a) pursuant to written agreements in form and substance satisfactory to the Holder and approved by the Holder prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts then outstanding and the interest rates of the Notes held by such holder, having similar conversion rights as the Notes and having similar ranking and security to the Notes, and satisfactory to the Holder and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common equity is quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of a Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of such Fundamental Transaction, in lieu of the shares of Common Stock (or other securities, cash, assets or other property (except such items still issuable under Sections 6 and 17, which shall continue to be receivable thereafter)) issuable upon the conversion or redemption of the Notes prior to such Fundamental Transaction, such shares of the publicly traded common equity (or their equivalent) of the Successor Entity (including its Parent Entity) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Note been converted immediately prior to such Fundamental Transaction (without regard to any limitations on the conversion of this Note), as adjusted in accordance with the provisions of this Note. Notwithstanding the foregoing, the Holder may elect, at its sole option, by delivery of written notice to the Company to waive this Section 5(a) to permit the Fundamental Transaction without the assumption of this Note. The provisions of this Section 5 shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion of this Note.

(b) Notice of a Change of Control; Redemption Right. No sooner than twenty(20) Trading Days nor later than ten (10) Trading Days prior to the consummation of a Change of Control (the “Change of Control Date”), but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via electronic mail and overnight courier to the Holder (a “Change of Control Notice”). At any time during the period beginning after the Holder’s receipt of a Change of Control Notice or the Holder becoming aware of a Change of Control if a Change of Control Notice is not delivered to the Holder in accordance with the immediately preceding sentence (as applicable) and ending on twenty (20) Trading Days after the later of (A) the date of consummation of such Change of Control or (B) the date of receipt of such Change of Control Notice or (C) the date of the announcement of such Change of Control, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (“Change of Control Redemption Notice”) to the Company, which Change of Control Redemption Notice shall indicate the Conversion Amount the Holder is electing to redeem. The portion of this Note subject to redemption pursuant to this Section 5 shall be redeemed by the Company in cash at a price equal to the greatest of (i) the product of (w) the Change of Control Redemption Premium multiplied by (y) the Conversion Amount being redeemed, (ii) the product of (x) the Change of Control Redemption Premium multiplied by (y) the product of (A) the Conversion Amount being redeemed multiplied by (B) the quotient determined by dividing (I) the greatest Closing Sale Price of the Common Stock during the period beginning on the date immediately preceding the earlier to occur of (1) the consummation of the applicable Change of Control and (2) the public announcement of such Change of Control and ending on the date the Holder delivers the Change of Control Redemption Notice by (II) the Conversion Price then in effect and (iii) the product of (y) the Change of Control Redemption Premium multiplied by (z) the product of (A) the Conversion Amount being redeemed multiplied by (B) the quotient of (I) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per share of Common Stock to be paid to the holders of the shares of Common Stock upon consummation of such Change of Control (any such non-cash consideration constituting publicly-traded securities shall be valued at the highest of the Closing Sale Price of such securities as of the Trading Day immediately prior to the consummation of such Change of Control, the Closing Sale Price of such securities on the Trading Day immediately following the public announcement of such proposed Change of Control and the Closing Sale Price of such securities on the Trading Day immediately prior to the public announcement of such proposed Change of Control) divided by (II) the Conversion Price then in effect (the “Change of Control Redemption Price”). Redemptions required by this Section 5 shall be made in accordance with the provisions of Section 13 and shall have priority to payments to shareholders in connection with such Change of Control. To the extent redemptions required by this Section 5(b) are deemed or determined by a court of competent jurisdiction to be prepayments of this Note by the Company, such redemptions shall be deemed to be voluntary prepayments. Notwithstanding anything to the contrary in this Section 5, but subject to Section 3(d), until the Change of Control Redemption Price (together with any Late Charges thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 5(b) (together with any Late Charges thereon) may be converted, in whole or in part, by the Holder into shares of Common Stock pursuant to Section 3. In the event of the Company’s redemption of any portion of this Note under this Section 5(b), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any redemption premium due under this Section 5(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty.

6. RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS AND OTHER CORPORATE EVENTS.

(a) Purchase Rights. In addition to any adjustments pursuant to Section 7 and 17 below, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note and assuming for such purpose that the Note was converted at the Alternate Conversion Price as of the applicable record date) immediately prior to the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Purchase Right (and beneficial ownership) to the extent of any such excess) and such Purchase Right to such extent shall be held in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable) for the benefit of the Holder until such time or times, if ever, as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right held similarly in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable)) to the same extent as if there had been no such limitation).

(b) Other Corporate Events. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a “Corporate Event”), the Company shall make appropriate provision to ensure that the Holder will thereafter have the right to receive upon a conversion of this Note, at the Holder’s option (i) in addition to the shares of Common Stock receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such shares of Common Stock had such shares of Common Stock been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note) or (ii) in lieu of the shares of Common Stock otherwise receivable upon such conversion, such securities or other assets received by the holders of Common Stock in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Note initially been issued with conversion rights for the form of such consideration (as opposed to shares of Common Stock) at a conversion rate for such consideration commensurate with the Conversion Rate. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Holder. The provisions of this Section 6 shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption of this Note.

7. RIGHTS UPON ISSUANCE OF OTHER SECURITIES.

(a) Adjustment of Conversion Price upon Issuance of Common Stock. If and whenever on or after the Issuance Date the Company grants, issues or sells (or enters into any agreement to grant, issue or sell), or in accordance with this Section 7(a) is deemed to have granted, issued or sold, any shares of Common Stock (including the granting, issuance or sale of shares of Common Stock owned or held by or for the account of the Company, but excluding any Excluded Securities granted, issued or sold or deemed to have been granted, issued or sold) for a consideration per share (the “New Issuance Price”) less than a price equal to the Conversion Price in effect immediately prior to such granting, issuance or sale or deemed granting, issuance or sale (such Conversion Price then in effect is referred to herein as the “Applicable Price”) (the foregoing a “Dilutive Issuance”), then, immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the New Issuance Price. For all purposes of the foregoing (including, without limitation, determining the adjusted Conversion Price and the New Issuance Price under this Section 7(a)), the following shall be applicable:

(i) Issuance of Options. If the Company in any manner grants, issues or sells (or enters into any agreement to grant, issue or sell) any Options and the lowest price per share for which one share of Common Stock is at any time issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof is less than the Applicable Price, then such share of Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting, issuance or sale of such Option for such price per share. For purposes of this Section 7(a)(i), the “lowest price per share for which one share of Common Stock is at any time issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Common Stock upon the granting, issuance or sale of such Option, upon exercise of such Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option or otherwise pursuant to the terms thereof and (y) the lowest exercise price set forth in such Option for which one share of Common Stock is issuable (or may become issuable assuming all possible market conditions) upon the exercise of any such Options or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof, minus (2) the sum of all amounts paid or payable to the holder of such Option (or any other Person) with respect to any one share of Common Stock upon the granting, issuance or sale of such Option, upon exercise of such Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option or otherwise pursuant to the terms thereof plus the value of any other consideration (including, without limitation, consideration consisting of cash, debt forgiveness, assets or any other property) received or receivable by, or benefit conferred on, the holder of such Option (or any other Person). Except as contemplated below, no further adjustment of the Conversion Price shall be made upon the actual issuance of such share of Common Stock or of such Convertible Securities upon the exercise of such Options or otherwise pursuant to the terms thereof or upon the actual issuance of such shares of Common Stock upon conversion, exercise or exchange of such Convertible Securities.

(ii) Issuance of Convertible Securities. If the Company in any manner issues or sells (or enters into any agreement to issue or sell) any Convertible Securities and the lowest price per share for which one share of Common Stock is at any time issuable upon the conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof is less than the Applicable Price, then such share of Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale (or the time of execution of such agreement to issue or sell, as applicable) of such Convertible Securities for such price per share. For the purposes of this Section 7(a)(i), the “lowest price per share for which one share of Common Stock is at any time issuable upon the conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one share of Common Stock upon the issuance or sale (or pursuant to the agreement to issue or sell, as applicable) of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security or otherwise pursuant to the terms thereof and (y) the lowest conversion price set forth in such Convertible Security for which one share of Common Stock is issuable (or may become issuable assuming all possible market conditions) upon conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof minus (2) the sum of all amounts paid or payable to the holder of such Convertible Security (or any other Person) with respect to any one share of Common Stock upon the issuance or sale (or the agreement to issue or sell, as applicable) of such Convertible Security plus the value of any other consideration received or receivable (including, without limitation, any consideration consisting of cash, debt forgiveness, assets or other property) by, or benefit conferred on, the holder of such Convertible Security (or any other Person). Except as contemplated below, no further adjustment of the Conversion Price shall be made upon the actual issuance of such shares of Common Stock upon conversion, exercise or exchange of such Convertible Securities or otherwise pursuant to the terms thereof, and if any such issuance or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price has been or is to be made pursuant to other provisions of this Section 7(a), except as contemplated below, no further adjustment of the Conversion Price shall be made by reason of such issuance or sale.

(iii) Change in Option Price or Rate of Conversion. If the purchase or exercise price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for shares of Common Stock increases or decreases at any time (other than proportional changes in conversion or exercise prices, as applicable, in connection with an event referred to in Section 7(b) below), the Conversion Price in effect at the time of such increase or decrease shall be adjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate (as the case may be) at the time initially granted, issued or sold. For purposes of this Section 7(a)(iii), if the terms of any Option or Convertible Security (including, without limitation, any Option or Convertible Security that was outstanding as of the Issuance Date) are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the shares of Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 7(a) shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

(iv) Calculation of Consideration Received. If any Option and/or Convertible Security and/or Adjustment Right is issued in connection with the issuance or sale or deemed issuance or sale of any other securities of the Company (as determined by the Holder, the “Primary Security”, and such Option and/or Convertible Security and/or Adjustment Right, the “Secondary Securities” and together with the Primary Security, each a “Unit”), together comprising one integrated transaction, the aggregate consideration per share of Common Stock with respect to such Primary Security shall be deemed to be the lower of (x) the purchase price of such Unit, (y) if such Primary Security is an Option and/or Convertible Security, the lowest price per share for which one share of Common Stock is at any time issuable upon the exercise or conversion of the Primary Security in accordance with Section 7(a)(i) or 7(a)(ii) above and (z) the average VWAP of the Common Stock on any Trading Day during the five (5) Trading Day period (the “Adjustment Period”) immediately following the public announcement of such Dilutive Issuance (for the avoidance of doubt, if such public announcement is released prior to the opening of the Principal Market on a Trading Day, such Trading Day shall be the first Trading Day in such five Trading Day period and if this Note is converted, on any given Conversion Date during any such Adjustment Period, solely with respect to such portion of this Note converted on such applicable Conversion Date, such applicable Adjustment Period shall be deemed to have ended on, and included, the Trading Day immediately prior to such Conversion Date). If any shares of Common Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount of consideration received by the Company therefor. If any shares of Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company for such securities will be the arithmetic average of the VWAPs of such security for each of the five (5) Trading Days immediately preceding the date of receipt. If any shares of Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such shares of Common Stock, Options or Convertible Securities (as the case may be). The fair value of any consideration other than cash or publicly traded securities will be determined jointly by the Company and the Holder. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following such Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Holder. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

(v) Record Date. If the Company takes a record of the holders of shares of Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase shares of Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issuance or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase (as the case may be).

(b) Adjustment of Conversion Price upon Subdivision or Combination of Common Stock. Without limiting any provision of Section 6, Section 17 or Section 7(a), if the Company at any time on or after the Issuance Date subdivides (by any share split, share dividend, share combination, recapitalization or other similar transaction) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. Without limiting any provision of Section 6, Section 17 or Section 7(a), if the Company at any time on or after the Issuance Date combines (by any share split, share dividend, share combination, recapitalization or other similar transaction) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment pursuant to this Section 7(b) shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this Section 7(b) occurs during the period that a Conversion Price is calculated hereunder, then the calculation of such Conversion Price shall be adjusted appropriately to reflect such event.

(c) Holder’s Right of Adjusted Conversion Price. In addition to and not in limitation of the other provisions of this Section 7, if the Company in any manner issues or sells or enters into any agreement to issue or sell, any shares of Common Stock, Options or Convertible Securities (any such securities, “Variable Price Securities”), after the Issuance Date that are issuable pursuant to such agreement or convertible into or exchangeable or exercisable for shares of Common Stock at a price which varies or may vary with the market price of the shares of Common Stock, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (such as share splits, share combinations, share dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the “Variable Price”), the Company shall provide written notice thereof via electronic mail and overnight courier to the Holder on the date of such agreement and the issuance of such shares of Common Stock, Convertible Securities or Options. From and after the date the Company enters into such agreement or issues any such Variable Price Securities, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Conversion Price upon conversion of this Note by designating in the Conversion Notice delivered upon any conversion of this Note that solely for purposes of such conversion the Holder is relying on the Variable Price rather than the Conversion Price then in effect. The Holder’s election to rely on a Variable Price for a particular conversion of this Note shall not obligate the Holder to rely on a Variable Price for any future conversion of this Note.

(d) Share Combination Event Adjustments. If at any time and from time to time on or after the Issuance Date there occurs any share split, share dividend, share combination recapitalization or other similar transaction involving the shares of Common Stock (each, a “Share Combination Event”, and such date thereof, the “Share Combination Event Date”) and the Event Market Price is less than the Conversion Price then in effect (after giving effect to the adjustment in Section 7(b) above), then on the sixteenth (16th) Trading Day immediately following such Share Combination Event Date, the Conversion Price then in effect on such sixteenth (16th) Trading Day (after giving effect to the adjustment in Section 7(b) above) shall be reduced (but in no event increased) to the Event Market Price. For the avoidance of doubt, if the adjustment in the immediately preceding sentence would otherwise result in an increase in the Conversion Price hereunder, no adjustment shall be made. Notwithstanding the foregoing, if the Holder requests to convert this Note in whole or in part on any given date during the fifteen (15) Trading Days immediately following a Share Combination Event Date (the “Share Combination Measuring Period”), solely with respect to such portion of this Note being converted on such applicable Conversion Date, (a) such applicable Share Combination Adjustment Date shall be deemed to mean such Conversion Date, (b) such applicable Share Combination Measuring Period shall be deemed to have ended on the Trading Day immediately prior to such Conversion Date and (c) the applicable Event Market Price for such portion of this Note subject to such conversion shall be calculated pursuant to this Section 7(d). For the avoidance of doubt, following the calculation of the Event Market Price pursuant to this Section 7(d), the Company’s obligations with regard to such portion of this Note converted prior to such applicable Share Combination Event Date shall be deemed satisfied and no additional Event Market Price shall apply to such portion of this Note converted prior to such applicable Stock Combination Adjustment Date.

(e) Other Events. In the event that the Company (or any Subsidiary) shall take any action to which the provisions hereof are not strictly applicable, or, if applicable, would not operate to protect the Holder from dilution or if any event occurs of the type contemplated by the provisions of this Section 7 but not expressly provided for by such provisions (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then the Company’s board of directors shall in good faith determine and implement an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder, provided that no such adjustment pursuant to this Section 7(e) will increase the Conversion Price as otherwise determined pursuant to this Section 7, provided further that if the Holder does not accept such adjustments as appropriately protecting its interests hereunder against such dilution, then the Company’s board of directors and the Holder shall agree, in good faith, upon an independent investment bank of nationally recognized standing to make such appropriate adjustments, whose determination shall be final and binding absent manifest error and whose fees and expenses shall be borne by the Company.

(f) Calculations. All calculations under this Section 7 shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of shares of Common Stock.

(g) Voluntary Adjustment by Company. Subject to the rules and regulations of the Principal Market, the Company may at any time during the term of this Note, with the prior written consent of the Required Holders (as defined in the Securities Purchase Agreement), reduce the then current Conversion Price of each of the Notes to any amount and for any period of time deemed appropriate by the board of directors of the Company.

8. [Intentionally Omitted.]

9. SUBSEQUENT PLACEMENT OPTIONAL REDEMPTION

(a) General. At any time from and after (i) the date the Holder becomes aware of the occurrence of a Subsequent Placement (as defined in the Securities Purchase Agreement) (the “Holder Notice Date”), and (ii) the time of consummation of a Subsequent Placement (in each case, other than with respect to Excluded Securities (as defined in the Securities Purchase Agreement)) (each, an “Eligible Subsequent Placement”), the Holder shall have the right, in its sole discretion, to require that the Company redeem (each a “Subsequent Placement Optional Redemption”) all, or any portion, of the Conversion Amount under this Note not in excess of (together with any Subsequent Placement Optional Redemption Amount (as defined in the applicable other Note of the Holder) of any other Notes of the Holder) the Holder’s Holder Pro Rata Amount of 20% of the gross proceeds of such Eligible Subsequent Placement (the “Eligible Subsequent Placement Optional Redemption Amount”) by delivering written notice thereof (an “Subsequent Placement Optional Redemption Notice”) to the Company. Notwithstanding the foregoing, if the Holder is participating in an Eligible Subsequent Placement, upon the written request of the Holder, the Company shall apply all, or any part, as set forth in such written request, of any amounts that would otherwise be payable to the Holder in such Subsequent Placement Optional Redemption, on a dollar-for-dollar basis, against the purchase price of the securities to be purchased by the Holder in such Eligible Subsequent Placement.

(b) Mechanics. Each Subsequent Placement Optional Redemption Notice shall indicate that all, or such applicable portion, as set forth in the applicable Subsequent Placement Optional Redemption Notice, of the Eligible Subsequent Placement Optional Redemption Amount the Holder is electing to have redeemed (the “Subsequent Placement Optional Redemption Amount”) and the date of such Subsequent Placement Optional Redemption (the “Subsequent Placement Optional Redemption Date”), which shall be the later of (x) the fifth (5th) Business Day after the date of the applicable Subsequent Placement Optional Redemption Notice and (y) the date of the consummation of such Eligible Subsequent Placement. The portion of the Outstanding Value of this Note subject to redemption pursuant to this Section 9 shall be redeemed by the Company in cash at a price equal to 115% of the Subsequent Placement Optional Redemption Amount (the “Subsequent Placement Optional Redemption Price”). Redemptions required by this Section 9 shall be made in accordance with the provisions of Section 13.

10. ASSET SALE OPTIONAL REDEMPTION

(a) General. At any time from and after the earlier of (x) the date the Holder becomes aware of the occurrence of an Asset Sale (including any insurance and condemnation proceeds thereof) (the “Holder Notice Date”) and (y) the time of consummation of an Asset Sale (other than sales of inventory and product in the ordinary course of business or Permitted Sales) (each, an “Eligible Asset Sale”), the Holder shall have the right, in its sole discretion, to require that the Company redeem (each an “Asset Sale Optional Redemption”) all, or any portion, of the Conversion Amount under this Note not in excess of (together with any Asset Sale Optional Redemption Amount (as defined in the applicable other Note of the Holder) of any other Notes of the Holder) the Holder’s Holder Pro Rata Amount of 20% of the gross proceeds (including any insurance and condemnation proceeds with respect thereto) of such Eligible Asset Sale (the “Eligible Asset Sale Optional Redemption Amount”) by delivering written notice thereof (an “Asset Sale Optional Redemption Notice”) to the Company.

(b) Mechanics. Each Asset Sale Optional Redemption Notice shall indicate that all, or such applicable portion, as set forth in the applicable Asset Sale Optional Redemption Notice, of the Eligible Asset Sale Optional Redemption Amount the Holder is electing to have redeemed (the “Asset Sale Optional Redemption Amount”) and the date of such Asset Sale Optional Redemption (the “Asset Sale Optional Redemption Date”), which shall be the later of (x) the fifth (5th) Business Day after the date of the applicable Asset Sale Optional Redemption Notice and (y) the date of the consummation of such Eligible Asset Sale. The portion of the Conversion Amount of this Note subject to redemption pursuant to this Section 10 shall be redeemed by the Company in cash at a price equal to 115% of the Asset Sale Optional Redemption Amount being redeemed as of the Asset Sale Optional Redemption Date (the “Asset Sale Optional Redemption Price”). Redemptions required by this Section 10 shall be made in accordance with the provisions of Section 13.

11. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Articles of Incorporation (as defined in the Securities Purchase Agreement), or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note. Without limiting the generality of the foregoing or any other provision of this Note or the other Transaction Documents, the Company (a) shall not increase the par value of any shares of Common Stock receivable upon conversion of this Note above the Conversion Price then in effect, and (b) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the conversion of this Note. Notwithstanding anything herein to the contrary, if after the six (6) month anniversary of the Issuance Date, the Holder is not permitted to convert this Note in full for any reason (other than pursuant to restrictions set forth in Section 3(d) hereof), the Company shall use its best efforts to promptly remedy such failure, including, without limitation, obtaining such consents or approvals as necessary to permit such conversion into shares of Common Stock.

12. RESERVATION OF AUTHORIZED SHARES.

(a) Reservation. So long thereafter as any Notes remain outstanding, the Company shall reserve at least the number of shares of Common Stock as shall from time to time be necessary to effect the conversion, including without limitation, Alternate Conversions and Accelerations, of all of the Notes then outstanding (without regard to any limitations on conversions and assuming such Notes remain outstanding until the Maturity Date) at the Floor Price then in effect (the “Required Reserve Amount”). The Required Reserve Amount (including, without limitation, each increase in the number of shares so reserved) shall be allocated pro rata among the holders of the Notes based on the original principal amount of the Notes held by each holder on the Closing Date or increase in the number of reserved shares, as the case may be (the “Authorized Share Allocation”). In the event that a holder shall sell or otherwise transfer any of such holder’s Notes, each transferee shall be allocated a pro rata portion of such holder’s Authorized Share Allocation. Any shares of Common Stock reserved and allocated to any Person which ceases to hold any Notes shall be allocated to the remaining holders of Notes, pro rata based on the principal amount of the Notes then held by such holders.

(b) Insufficient Authorized Shares. If, notwithstanding Section 12(a), and not in limitation thereof, at any time while any of the Notes remain outstanding the Company does not have a sufficient number of authorized and unreserved shares of Common Stock to satisfy its obligation to reserve for issuance upon conversion of the Notes at least a number of shares of Common Stock equal to the Required Reserve Amount (an “Authorized Share Failure”), then the Company shall immediately take all action necessary to increase the Company’s authorized shares of Common Stock to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Notes then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than seventy-five (75) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its shareholders for the approval of an increase in the number of authorized shares of Common Stock. In connection with such meeting, the Company shall provide each shareholder with a proxy statement and shall use its best efforts to solicit its shareholders’ approval of such increase in authorized shares of Common Stock and to cause its board of directors to recommend to the shareholders that they approve such proposal. In the event that the Company is prohibited from issuing shares of Common Stock pursuant to the terms of this Note due to the failure by the Company to have sufficient shares of Common Stock available out of the authorized but unissued shares of Common Stock (such unavailable number of shares of Common Stock, the “Authorized Failure Shares”), in lieu of delivering such Authorized Failure Shares to the Holder, the Company shall pay cash in exchange for the redemption of such portion of the Conversion Amount convertible into such Authorized Failure Shares at a price equal to the sum of (i) the product of (x) such number of Authorized Failure Shares and (y) the greatest Closing Sale Price of the shares of Common Stock on any Trading Day during the period commencing on the date the Holder delivers the applicable Conversion Notice with respect to such Authorized Failure Shares to the Company and ending on the date of such issuance and payment under this Section 12(a); and (ii) to the extent the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of Authorized Failure Shares, any brokerage commissions and other out-of-pocket expenses, if any, of the Holder incurred in connection therewith. Nothing contained in Section 12(a) or this Section 12(b) shall limit any obligations of the Company under any provision of the Securities Purchase Agreement.

13. REDEMPTIONS.

(a) Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Holder in cash within five (5) Business Days after the Company’s receipt of the Holder’s Event of Default Redemption Notice. If the Holder has submitted a Change of Control Redemption Notice in accordance with Section 5(b), the Company shall deliver the applicable Change of Control Redemption Price to the Holder in cash concurrently with the consummation of such Change of Control if such notice is received prior to the consummation of such Change of Control and within five (5) Business Days after the Company’s receipt of such notice otherwise. The Company shall deliver the applicable Asset Sale Optional Redemption Price to the Holder in cash on the applicable Asset Sale Optional Redemption Date. The Company shall deliver the applicable Subsequent Placement Optional Redemption Price to the Holder in cash on the applicable Subsequent Placement Optional Redemption Date. Notwithstanding anything herein to the contrary, in connection with any redemption hereunder at a time the Holder is entitled to receive a cash payment under any of the other Transaction Documents, at the option of the Holder delivered in writing to the Company, the applicable Redemption Price hereunder shall be increased by the amount of such cash payment owed to the Holder under such other Transaction Document and, upon payment in full or conversion in accordance herewith, shall satisfy the Company’s payment obligation under such other Transaction Document. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid. Upon the Company’s receipt of such notice, (x) the applicable Redemption Notice shall be null and void with respect to such Conversion Amount, (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 20(d)), to the Holder, and in each case the principal amount of this Note or such new Note (as the case may be) shall be increased by an amount equal to the difference between (1) the applicable Redemption Price (as the case may be, and as adjusted pursuant to this Section 13, if applicable) minus (2) the Principal portion of the Conversion Amount submitted for redemption and (z) the Conversion Price of this Note or such new Notes (as the case may be) shall be automatically adjusted with respect to each conversion effected thereafter by the Holder to the lowest of (A) the Conversion Price as in effect on the date on which the applicable Redemption Notice is voided, (B) the greater of (x) the Floor Price and (y) 75% of the lowest Closing Bid Price of the Common Stock during the period beginning on and including the date on which the applicable Redemption Notice is delivered to the Company and ending on and including the date on which the applicable Redemption Notice is voided and (C) the greater of (x) the Floor Price and (y) 75% of the quotient of (I) the sum of the five (5) lowest VWAPs of the Common Stock during the twenty (20) consecutive Trading Day period ending and including the applicable Conversion Date divided by (II) five (5) (it being understood and agreed that all such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during such period). The Holder’s delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company’s obligations to make any payments of Late Charges which have accrued prior to the date of such notice with respect to the Conversion Amount subject to such notice.

(b) Redemption by Other Holders. Upon the Company’s receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 4(b) or Section 5(b) (each, an “Other Redemption Notice”), the Company shall immediately, but no later than one (1) Business Day of its receipt thereof, forward to the Holder by electronic mail a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the seven (7) Business Day period beginning on and including the date which is two (2) Business Days prior to the Company’s receipt of the Holder’s applicable Redemption Notice and ending on and including the date which is two (2) Business Days after the Company’s receipt of the Holder’s applicable Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Business Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven (7) Business Day period.

14. VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as required by law and as expressly provided in this Note.

15. COVENANTS. Until all of the Notes (including the Other Notes that may be issued pursuant to the Securities Purchase Agreement from time to time) have been converted, redeemed or otherwise satisfied in accordance with their terms:

(a) Rank. All payments due under this Note (a) shall rank pari passu with all Other Notes and (b) shall be senior to all other Indebtedness of the Company and its Subsidiaries (other than Permitted Equipment Indebtedness solely with respect to the Permitted Lien with respect thereto).

(b) Incurrence of Indebtedness. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness (other than (i) the Indebtedness evidenced by this Note and the Other Notes and (ii) any other Permitted Indebtedness).

(c) Existence of Liens. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries (collectively, “Liens”) other than Permitted Liens.

(d) Restricted Payments and Investments. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Indebtedness (other than the Notes and the Other Notes) whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness or make any Investment, as applicable, if at the time such payment with respect to such Indebtedness and/or Investment, as applicable, is due or is otherwise made or, after giving effect to such payment, (i) an event constituting an Event of Default has occurred and is continuing or (ii) an event that with the passage of time and without being cured would constitute an Event of Default has occurred and is continuing.

(e) Restriction on Redemption and Cash Dividends. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on any of its capital stock.

(f) Restriction on Transfer of Assets. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, sell, lease, license, assign, transfer, spin-off, split-off, close, convey or otherwise dispose of any assets or rights of the Company or any Subsidiary owned or hereafter acquired whether in a single transaction or a series of related transactions, other than (i) sales, leases, licenses, assignments, transfers, conveyances and other dispositions of such assets or rights by the Company and its Subsidiaries in the ordinary course of business consistent with its past practice and (ii) sales of inventory and product (including but not limited to any form of cryptocurrency produced by the Company and its Subsidiaries) in the ordinary course of business.

(g) Maturity of Indebtedness. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, permit any Indebtedness of the Company or any of its Subsidiaries to mature or accelerate prior to the Maturity Date.

(h) Lockbox Account. The Company shall hold all of the proceeds from this Note in the Blocked Custodial Account (as defined in the Security Agreement). The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, engage in any action that could cause the transfer of such proceeds and any other assets of the Company to any of its Subsidiaries, except as provided for under the Security Agreement.

(i) Preservation of Existence, Etc. The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, its existence, rights and privileges, and become or remain, and cause each of its Subsidiaries to become or remain, duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary.

(j) Maintenance of Properties, Etc. The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, all of its properties which are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply, and cause each of its Subsidiaries to comply, at all times with the provisions of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any loss or forfeiture thereof or thereunder.

(k) Maintenance of Intellectual Property. The Company will, and will cause each of its Subsidiaries to, take all action necessary or advisable to maintain all of the Intellectual Property Rights (as defined in the Securities Purchase Agreement) of the Company and/or any of its Subsidiaries that are necessary or material to the conduct of its business in full force and effect.

(l) Maintenance of Insurance. The Company shall maintain, and cause each of its Subsidiaries to maintain director and officer’s insurance with responsible and reputable insurance companies or associations in at least an aggregate amount of (i) $1.0 million prior to the thirtieth (30th) calendar day after the Common Stock is listed on an Eligible Market other than OTC, and (ii) $5.0 million thereafter. The Company shall maintain, and cause each of its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations (including, without limitation, comprehensive general liability, hazard, rent and business interruption insurance) with respect to its properties (including all real properties leased or owned by it) and business, in such amounts and covering such risks as is required by any governmental authority having jurisdiction with respect thereto or as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated.

(m) Transactions with Affiliates. The Company shall not, nor shall it permit any of its Subsidiaries to, enter into, renew, extend or be a party to, any transaction or series of related transactions (including, without limitation, the purchase, sale, lease, transfer or exchange of property or assets of any kind or the rendering of services of any kind) with any affiliate, except transactions in the ordinary course of business in a manner and to an extent consistent with past practice and necessary or desirable for the prudent operation of its business, for fair consideration and on terms no less favorable to it or its Subsidiaries than would be obtainable in a comparable arm’s length transaction with a Person that is not an affiliate thereof, including but not limited to, clause (iv) of the definition of the Permitted Indebtedness.

(n) Restricted Issuances. The Company shall not, directly or indirectly, without the prior written consent of the holders of a majority in aggregate principal amount of the Notes then outstanding, (i) issue any promissory notes (other than as contemplated by this Note, the Securities Purchase Agreement and the Other Notes) or (ii) issue any other securities that would cause a breach or default under this Notes or the Other Notes.

(o) New Subsidiaries. Simultaneously with the acquisition or formation of each New Subsidiary, the Company shall cause such New Subsidiary to execute, and deliver to each holder of Notes, all Security Documents (as defined in the Securities Purchase Agreement) and Guaranties (as defined in the Securities Purchase Agreement) as requested by the Collateral Agent or the Required Holders, as applicable. The Company shall also deliver to the Collateral Agent an opinion of counsel to such New Subsidiary that is reasonably satisfactory to the Collateral Agent and the Required Holders covering such legal matters with respect to such New Subsidiary becoming a guarantor of the Company’s obligations, executing and delivering the Security Document and the Guaranties and any other matters that the Collateral Agent or the Required Holders may reasonably request. The Company shall deliver, or cause the applicable Subsidiary to deliver to the Collateral Agent, each of the physical share certificates of such New Subsidiary, along with undated share powers for each such certificates, executed in blank (or, if any such shares of share capital are uncertificated, confirmation and evidence reasonably satisfactory to the Collateral Agent and the Required Holders that the security interest in such uncertificated securities has been transferred to and perfected by the Collateral Agent, in accordance with Sections 8-313, 8-321 and 9-115 of the Uniform Commercial Code or any other similar or local or foreign law that may be applicable).

(p) Change in Collateral; Collateral Records. The Company shall (i) give the Collateral Agent not less than thirty (30) days’ prior written notice of any change in the location of any Collateral (as defined in the Security Documents), other than to locations set forth in the Perfection Certificate (as defined in the Securities Purchase Agreement) hereto and with respect to which the Collateral Agent has filed financing statements and otherwise fully perfected its Liens thereon, (ii) advise the Collateral Agent promptly, in sufficient detail, of any material adverse change relating to the type, quantity or quality of the Collateral or the Lien granted thereon and (iii) execute and deliver, and cause each of its Subsidiaries to execute and deliver, to the Collateral Agent for the benefit of the Holder and holders of the Other Notes from time to time, solely for the Collateral Agent’s convenience in maintaining a record of Collateral, such written statements and schedules as the Collateral Agent or any Holder may reasonably require, designating, identifying or describing the Collateral.

(q) Stay, Extension and Usury Laws. To the extent that it may lawfully do so, the Company (A) agrees that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law (wherever or whenever enacted or in force) that may affect the covenants or the performance of this Note; and (B) expressly waives all benefits or advantages of any such law and agrees that it will not, by resort to any such law, hinder, delay or impede the execution of any power granted to the Holder by this Note, but will suffer and permit the execution of every such power as though no such law has been enacted.

(r) Taxes. The Company and its Subsidiaries shall pay when due all taxes, fees or other charges of any nature whatsoever (together with any related interest or penalties) now or hereafter imposed or assessed against the Company and its Subsidiaries or their respective assets or upon their ownership, possession, use, operation or disposition thereof or upon their rents, receipts or earnings arising therefrom (except where the failure to pay would not, individually or in the aggregate, have a material effect on the Company or any of its Subsidiaries ). The Company and its Subsidiaries shall file on or before the due date therefor all personal property tax returns (except where the failure to file would not, individually or in the aggregate, have a material effect on the Company or any of its Subsidiaries). Notwithstanding the foregoing, the Company and its Subsidiaries may contest, in good faith and by appropriate proceedings, taxes for which they maintain adequate reserves therefor in accordance with GAAP.

(s) Available Cash Test; Announcement of Operating Results.

(i) Available Cash Test. Commencing on the date on which the Common Stock begins trading on an Eligible Market other than the OTC, and at any time thereafter if any Notes or other Notes remain outstanding, the Company’s Available Cash and cash equivalents produced by the Company and its Subsidiaries, as of the last calendar day in each Fiscal Quarter (each, a “Covenant Measuring Date”) shall equal or exceed $500,000 (the “Available Cash Test”).

(ii) Operating Results Announcement. On each Covenant Measuring Date, commencing on, and including, December 31, 2025, the Company shall publicly disclose and disseminate (such date, the “Announcement Date”), if any Available Cash Test has not been satisfied for such Fiscal Quarter or Fiscal Year, as applicable, a statement to that effect no later than the tenth (10th) day after the end of such Fiscal Quarter or Fiscal Year, as applicable, and such announcement shall include a statement to the effect that the Company is (or is not, as applicable) in breach of an Available Cash Test for such Fiscal Quarter or Fiscal Year, as applicable. On the Announcement Date, the Company shall also provide to the Holder a certification, executed on behalf of the Company by the Chief Financial Officer of the Company, certifying that the Company satisfied the Available Cash Tests for such Fiscal Quarter or Fiscal Year, as applicable, if that is the case. If the Company has failed to meet one or more Available Cash Test(s) for a Fiscal Quarter or Fiscal Year, as applicable, (each a “Financial Covenant Failure”), on or prior to the Announcement Date, the Company shall provide to the Holders a written certification, executed on behalf of the Company by the Chief Financial Officer of the Company, certifying that such Available Cash(s) has not been met for such Fiscal Quarter or Fiscal Year, as applicable (a “Financial Covenant Failure Notice”). Concurrently with the delivery of each Financial Covenant Failure Notice to the Holders, the Company shall also make publicly available (as part of a Quarterly Report on Form 10-Q, Annual Report on Form 10-K or on a Current Report on Form 8-K, or otherwise) the Financial Covenant Failure Notice and the fact that an Event of Default has occurred under the Notes.

(t) Independent Investigation. At the request of the Holder either (x) at any time when an Event of Default has occurred and is continuing, (y) upon the occurrence of an event that with the passage of time or giving of notice would constitute an Event of Default or (z) at any time the Holder reasonably believes an Event of Default may have occurred or be continuing, the Company shall hire an independent, reputable investment bank selected by the Company and approved by the Holder to investigate as to whether any breach of this Note has occurred (the “Independent Investigator”). If the Independent Investigator determines that such breach of this Note has occurred, the Independent Investigator shall notify the Company of such breach and the Company shall deliver written notice to each holder of a Note of such breach. In connection with such investigation, the Independent Investigator may, during normal business hours, inspect all contracts, books, records, personnel, offices and other facilities and properties of the Company and its Subsidiaries and, to the extent available to the Company after the Company uses reasonable efforts to obtain them, the records of its legal advisors and accountants (including the accountants’ work papers) and any books of account, records, reports and other papers not contractually required of the Company to be confidential or secret, or subject to attorney-client or other evidentiary privilege, and the Independent Investigator may make such copies and inspections thereof as the Independent Investigator may reasonably request. The Company shall furnish the Independent Investigator with such financial and operating data and other information with respect to the business and properties of the Company as the Independent Investigator may reasonably request. The Company shall permit the Independent Investigator to discuss the affairs, finances and accounts of the Company with, and to make proposals and furnish advice with respect thereto to, the Company’s officers, directors, key employees and independent public accountants or any of them (and by this provision the Company authorizes said accountants to discuss with such Independent Investigator the finances and affairs of the Company and any Subsidiaries), all at such reasonable times, upon reasonable notice, and as often as may be reasonably requested. If a breach of this Note or any other Transaction Documents exists (or the Independent Investigator reasonably determines that the Holder has a reasonable basis to believe a breach of this Note or any other Transaction Documents existed), the Company shall be responsible for the reasonable fees and expenses of such Independent Investigator. If a breach of this Note or any other Transaction Documents does not exist and the Independent Investigator reasonably determines that the Holder did not have reasonable basis to believe a breach of this Note or any other Transaction Documents existed, the Holder shall be responsible for the reasonable fees and expenses of such Independent Investigator.

(u) Reverse Stock Split.

(i) Current Stock Split Authority. The Holder acknowledges that, as of the Initial Closing Date the board of directors of the Company has the authority from the stockholders of the Company to effect one or more reverse stock splits (the “Current Stock Split Authority”) of the Common Stock (each, a “Reverse Stock Split”) at a ratio within the range from 5-for-1 up to 100-for-1 (the “Reverse Stock Split Ratio”).

(ii) Subsequent Stock Split Authority. If, at any time within three (3) months following a Reverse Stock Split the Company has the ability to effect an additional reverse stock split of the Common Stock at a ratio of less than 10-for-1 (each, a “Subsequent Stock Split Authority”), then, so long as any Notes remain outstanding, the board of directors of the Company shall have obtained authority from the stockholders of the Company to effect one or more additional Reverse Stock Splits at the Reverse Stock Split Ratio (each, a “Subsequent Stock Split Authority”, and together with the Current Stock Split Authority, the “Stock Split Authority”).

16. SECURITY. This Note and the Other Notes are secured to the extent and in the manner set forth in the Transaction Documents (including, without limitation, the Security Agreement, the other Security Documents and the Guaranties).

17. DISTRIBUTION OF ASSETS. For so long as this Note or any Other Notes remain outstanding, the Company shall not declare or make any Distribution (as defined below), without the prior written consent of the Required Holders. In addition to any adjustments pursuant to Sections 6 and 7, if the Company shall declare or make any dividend or other distributions of its assets (or rights to acquire its assets) to any or all holders of shares of Common Stock, by way of return of capital or otherwise (including without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (the “Distributions”), then the Holder will be entitled to such Distributions as if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note and assuming for such purpose that the Note was converted at the Alternate Conversion Price as of the applicable record date) immediately prior to the date on which a record is taken for such Distribution or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for such Distributions (provided, however, that to the extent that the Holder’s right to participate in any such Distribution would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Distribution to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Distribution (and beneficial ownership) to the extent of any such excess) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time or times, if ever, as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation).

18. AMENDING THE TERMS OF THIS NOTE. Except for Section 3(d) and this Section 18, which may not be amended, modified or waived by the parties hereto, the prior written consent of the Holder shall be required for any change, waiver or amendment to this Note.

19. TRANSFER. This Note and any shares of Common Stock issued upon conversion of this Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company, subject only to the provisions of Section 2(g) of the Securities Purchase Agreement.

20. REISSUANCE OF THIS NOTE.

(a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 20(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less than the entire outstanding Principal is being transferred, a new Note (in accordance with Section 20(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

(b) Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal.

(c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 20(d) and in principal amounts of at least $1,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

(d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 20(a) or Section 20(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest and Late Charges on the Principal and Interest of this Note, from the Issuance Date.

21. REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note. No failure on the part of the Holder to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by the Holder of any right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. In addition, the exercise of any right or remedy of the Holder at law or equity or under this Note or any of the documents shall not be deemed to be an election of Holder’s rights or remedies under such documents or at law or equity. The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The Company shall provide all information and documentation to the Holder that is requested by the Holder to enable the Holder to confirm the Company’s compliance with the terms and conditions of this Note (including, without limitation, compliance with Section 7).

22. PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors’ rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, attorneys’ fees and disbursements. The Company expressly acknowledges and agrees that no amounts due under this Note shall be affected, or limited, by the fact that the purchase price paid for this Note was less than the original Principal amount hereof.

23. CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and the initial Holder and shall not be construed against any such Person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Noteinstead of just the provision in which they are found. Unless expressly indicated otherwise, all section references are to sections of this Note. Terms used in this Note and not otherwise defined herein, but defined in the other Transaction Documents, shall have the meanings ascribed to such terms on the Closing Date in such other Transaction Documents unless otherwise consented to in writing by the Holder.

24. FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. Notwithstanding the foregoing, nothing contained in this Section 24 shall permit any waiver of any provision of Section 3(d).

25. DISPUTE RESOLUTION.

(a) Submission to Dispute Resolution.

(i) In the case of a dispute relating to a Closing Bid Price, a Closing Sale Price, a Conversion Price, an Interest Conversion Price, an Alternate Conversion Price, a VWAP or a fair market value or the arithmetic calculation of a Conversion Rate or the applicable Redemption Price (as the case may be) (including, without limitation, a dispute relating to the determination of any of the foregoing), the Company or the Holder (as the case may be) shall submit the dispute to the other party via electronic mail (A) if by the Company, within two (2) Business Days after the occurrence of the circumstances giving rise to such dispute or (B) if by the Holder at any time after the Holder learned of the circumstances giving rise to such dispute. If the Holder and the Company are unable to promptly resolve such dispute relating to such Closing Bid Price, such Closing Sale Price, such Conversion Price, such Interest Conversion Price, such Alternate Conversion Price, such VWAP or such fair market value, or the arithmetic calculation of such Conversion Rate or such applicable Redemption Price (as the case may be), at any time after the second (2nd) Business Day following such initial notice by the Company or the Holder (as the case may be) of such dispute to the Company or the Holder (as the case may be), then the Holder may, at its sole option, select an independent, reputable investment bank to resolve such dispute.

(ii) The Holder and the Company shall each deliver to such investment bank (A) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 25 and (B) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m. (New York time) by the fifth (5th) Business Day immediately following the date on which the Holder selected such investment bank (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (A) and (B) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either the Holder or the Company fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Company and the Holder or otherwise requested by such investment bank, neither the Company nor the Holder shall be entitled to deliver or submit any written documentation or other support to such investment bank in connection with such dispute (other than the Required Dispute Documentation).

(iii) The Company and the Holder shall cause such investment bank to determine the resolution of such dispute and notify the Company and the Holder of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of such investment bank shall be borne solely by the Company, and such investment bank’s resolution of such dispute shall be final and binding upon all parties absent manifest error.

(b) Miscellaneous. The Company expressly acknowledges and agrees that (i) this Section 25 constitutes an agreement to arbitrate between the Company and the Holder (and constitutes an arbitration agreement) under the Nevada State arbitration law, (ii) a dispute relating to a Conversion Price includes, without limitation, disputes as to (A) whether an issuance or sale or deemed issuance or sale of shares of Common Stock occurred under Section 7(a), (B) the consideration per share at which an issuance or deemed issuance of shares of Common Stock occurred, (C) whether any issuance or sale or deemed issuance or sale of shares of Common Stock was an issuance or sale or deemed issuance or sale of Excluded Securities, (D) whether an agreement, instrument, security or the like constitutes and Option or Convertible Security and (E) whether a Dilutive Issuance occurred, (iii) the terms of this Note and each other applicable Transaction Document shall serve as the basis for the selected investment bank’s resolution of the applicable dispute, such investment bank shall be entitled (and is hereby expressly authorized) to make all findings, determinations and the like that such investment bank determines are required to be made by such investment bank in connection with its resolution of such dispute and in resolving such dispute such investment bank shall apply such findings, determinations and the like to the terms of this Note and any other applicable Transaction Documents, (iv) the Holder (and only the Holder), in its sole discretion, shall have the right to submit any dispute described in this Section 25 to any state or federal court sitting in The City of Las Vegas, Clark County, Nevada in lieu of utilizing the procedures set forth in this Section 25 and (v) nothing in this Section 25 shall limit the Holder from obtaining any injunctive relief or other equitable remedies (including, without limitation, with respect to any matters described in this Section 25).

26. NOTICES; CURRENCY; PAYMENTS.

(a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the shares of Common Stock, (B) with respect to any grant, issuances, or sales of any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property to holders of shares of Common Stock or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

(b) Currency. All dollar amounts referred to in this Note are in United States Dollars (“U.S. Dollars”), and all amounts owing under this Note shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Note, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

(c) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, unless otherwise expressly set forth herein, such payment shall be made in lawful money of the United States of America by a certified check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Buyers, shall initially be as set forth on the Schedule of Buyers attached to the Securities Purchase Agreement), provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder’s wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day. Any amount of Principal or other amounts due under the Transaction Documents which is not paid when due shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of eighteen percent (18%) per annum from the date such amount was due until the same is paid in full (“Late Charge”).

(d) Adjustment Notices. Whenever the Conversion Price or the Floor Price is adjusted in accordance with the terms of this Note, the Company shall promptly provide the Holder with a written notice setting forth the Conversion Price or the Floor Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

27. CANCELLATION. After all Principal, accrued Interest, Late Charges and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

28. WAIVER OF NOTICE. To the extent permitted by law, the Company hereby irrevocably waives demand, notice, presentment, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.

29. GOVERNING LAW. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of Nevada, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Nevada or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Nevada. Except as otherwise required by Section 25 above, the Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in City of Las Vegas, Clark County, Nevada, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein (i) shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder or (ii) shall limit, or shall be deemed or construed to limit, any provision of Section 25. The Company (on behalf of itself and each of its Subsidiaries) hereby appoints the Service Agent (as defined in the Securities Purchase Agreement), as its agent for service of process in Nevada. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

30. JUDGMENT CURRENCY.

(a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 30 referred to as the “Judgment Currency”) an amount due in U.S. dollars under this Note, the conversion shall be made at the Exchange Rate prevailing on the Trading Day immediately preceding:

(i) the date actual payment of the amount due, in the case of any proceeding in the courts of Nevada or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

(ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 30(a)(ii) being hereinafter referred to as the “Judgment Conversion Date”).

(b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 30(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Note.

31. SEVERABILITY. If any provision of this Note is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Note so long as this Note as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

32. MAXIMUM PAYMENTS. Without limiting Section 9(d) of the Securities Purchase Agreement, nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

33. CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

(a) “1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(b) “1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(c) “Adjustment Right” means any right granted with respect to any securities issued in connection with, or with respect to, any issuance or sale (or deemed issuance or sale in accordance with Section 7) of shares of Common Stock (other than rights of the type described in Section 6(a) hereof) that could result in a decrease in the net consideration received by the Company in connection with, or with respect to, such securities (including, without limitation, any cash settlement rights, cash adjustment or other similar rights).

(d) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that “control” of a Person means the power directly or indirectly either to vote 10% or more of the shares having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

(e) “Alternate Conversion Floor Amount” means an amount in cash, to be delivered by wire transfer of immediately available funds pursuant to wire instructions delivered to the Company by the Holder in writing, equal to the product obtained by multiplying (A) the VWAP of the Common Stock on the Trading Day immediately preceding the time that the Holder delivers the applicable Conversion Notice and (B) the difference obtained by subtracting (I) the number of shares of Common Stock delivered (or to be delivered) to the Holder on the applicable Share Delivery Deadline with respect to such Alternate Conversion from (II) the quotient obtained by dividing (x) the applicable Conversion Amount that the Holder has elected to be the subject of the applicable Alternate Conversion, by (y) the applicable Alternate Conversion Price without giving effect to clause (x) of such definition.

(f) “Alternate Conversion Price” means, with respect to any Alternate Conversion that price which shall be the lower of (i) the applicable Conversion Price as in effect on the applicable Conversion Date of the applicable Alternate Conversion, and (ii) the greater of (x) the Floor Price then in effect and (y) 90% of the lowest trading price of the Common Stock during the ten (10) consecutive Trading Day period ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice (such period, the “Alternate Conversion Measuring Period”). All such determinations to be appropriately adjusted for any share dividend, share split, share combination, reclassification or similar transaction that proportionately decreases or increases the shares of Common Stock during such Alternate Conversion Measuring Period.

(g) “Approved Stock Plan” means any employee benefit plan which has been approved by the board of directors of the Company prior to or subsequent to the Issuance Date pursuant to which shares of Common Stock and standard options to purchase shares of Common Stock may be issued to any employee, officer or director for services provided to the Company in their capacity as such.

(h) “Asset Sale” means any single transaction or series of related transactions (other than transactions in the ordinary course of business consistent with past practice) by which the Company or any Subsidiary, directly or indirectly, sells, leases, licenses, assigns, transfers, spins-off, splits-off, closes, conveys, or otherwise disposes of any assets or rights to such assets; provided, however, that the term “Asset Sale” shall not include: (i) any sale, lease, license, assignment, transfer, spin-off, split-off, closure, conveyance, or other disposition of inventory, products, or services in the ordinary course of business consistent with past practice; (ii) any sale, lease, license, assignment, transfer, spin-off, split-off, closure, conveyance, or other disposition of immaterial obsolete, worn-out, or surplus property or assets, or property or assets no longer used or useful in the business of the Company or any Subsidiary; (iii) any sale, lease, license, assignment, transfer, spin-off, split-off, closure, conveyance, or other disposition of assets or rights to such assets among the Company and its wholly owned Subsidiaries; (iv) any grant of a Lien permitted under the terms of this Note or the Securities Purchase Agreement; (v) any disposition of cash or cash equivalents in the ordinary course of business; (vi) any disposition of assets with an aggregate fair market value (as determined in good faith by the Company’s board of directors) of less than $500,000 in any fiscal year; and (vii) any other transaction approved in writing by the Required Holders (as defined in the Securities Purchase Agreement).

(i) “Attribution Parties” means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Issuance Date, directly or indirectly managed or advised by the Holder’s investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of the Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any of the foregoing and (iv) any other Persons whose beneficial ownership of the Company’s Common Stock would or could be aggregated with the Holder’s and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage.

(j) “Available Cash” means, with respect to any date of determination, an amount equal to the aggregate amount of the Cash of the Company and its Subsidiaries (excluding for this purpose cash held in restricted accounts or otherwise unavailable for unrestricted use by the Company or any of its Subsidiaries for any reason) as of such date of determination held in bank accounts of financial banking institutions in the United States of America.

(k) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

(l) “Cash” of the Company and its Subsidiaries on any date shall be determined from such Persons’ books maintained in accordance with GAAP, and means, without duplication, the cash, cash equivalents and Eligible Marketable Securities accrued by the Company and its wholly owned Subsidiaries on a consolidated basis on such date.

(m) “Change of Control” means any Fundamental Transaction other than (i) any merger of the Company or any of its, direct or indirect, wholly-owned Subsidiaries with or into any of the foregoing Persons, (ii) any reorganization, recapitalization or reclassification of the Common Stock in which holders of the Company’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, are, in all material respects, the holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such reorganization, recapitalization or reclassification, or (iii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or any of its Subsidiaries.

(n) “Change of Control Redemption Premium” means 125%.

(o) “Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by the Reporting Service, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price (as the case may be) then the last bid price or last trade price, respectively, of such security prior to 4:00 p.m., New York time, as reported by the Reporting Service, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by the Reporting Service, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by the Reporting Service, or, if no closing bid price or last trade price, respectively, is reported for such security by the Reporting Service, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price (as the case may be) of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 25. All such determinations shall be appropriately adjusted for any share splits, share dividends, share combinations, recapitalizations or other similar transactions during such period.

(p) “Closing Date” shall have the meaning set forth in the Securities Purchase Agreement, which date is the date the Company initially issued Notes pursuant to the terms of the Securities Purchase Agreement.

(q) “Common Stock” means (i) the Company’s Class A common stock, $0.001 par value per share, and (ii) any capital stock into which such shares of Common Stock shall have been exchanged or any shares of capital stock resulting from a reclassification of such shares of Common Stock.

(r) “Conversion Floor Price Condition” means that the relevant Alternate Conversion Price or Interest Conversion Price is being determined based on clause (x) of such definition.

(s) “Convertible Securities” means any shares or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any shares of Common Stock.

(t) “Current Subsidiary” means any Person in which the Company on the Subscription Date, directly or indirectly, (i) owns any of the outstanding share capital or holds any equity or similar interest of such Person or (ii) controls or operates all or any part of the business, operations or administration of such Person, and all of the foregoing, collectively, “Current Subsidiaries”.

(u) “Eligible Market” means The New York Stock Exchange, the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Select Market, the Nasdaq Global Market or the Principal Market.

(v) “Eligible Marketable Securities” as of any date means marketable securities which would be reflected on a consolidated balance sheet of the Company and its Subsidiaries prepared as of such date in accordance with GAAP, and which are permitted under the Company’s investment policies as in effect on the Issuance Date or approved thereafter by the Company’s board of directors.

(w) “Equity Conditions” means, with respect to a given date of determination: (i) on each day during the period beginning fifteen (15) calendar days prior to such applicable date of determination and ending on and including such applicable date of determination either (x) one or more Registration Statements filed pursuant to the Registration Rights Agreement shall be effective and the prospectus contained therein shall be available on such applicable date of determination (with, for the avoidance of doubt, any shares of Common Stock previously sold pursuant to such prospectus deemed unavailable) for the resale of all shares of Common Stock to be issued in connection with the event requiring this determination (or issuable upon conversion of the Conversion Amount being redeemed, as applicable, in the event requiring this determination at the Alternate Conversion Price then in effect (without regard to any limitations on conversion set forth herein)) (each, a “Required Minimum Securities Amount”), in each case, in accordance with the terms of the Registration Rights Agreement and there shall not have been during such period any Grace Periods (as defined in the Registration Rights Agreement) or (y) all Registrable Securities shall be eligible for sale pursuant to Rule 144 (as defined in the Securities Purchase Agreement) without the need for registration under any applicable federal or state securities laws (in each case, disregarding any limitation on conversion of the Notes, other issuance of securities with respect to the Notes) and no Current Public Information Failure (as defined in the Registration Rights Agreement) exists or is continuing; (ii) on each day during the period beginning fifteen (15) calendar days prior to the applicable date of determination and ending on and including the applicable date of determination (the “Equity Conditions Measuring Period”), the shares of Common Stock (including all Registrable Securities) is listed or designated for quotation (as applicable) on an Eligible Market and shall not have been suspended from trading on an Eligible Market (other than suspensions of not more than two (2) days and occurring prior to the applicable date of determination due to business announcements by the Company) nor shall delisting or suspension by an Eligible Market have been threatened (with a reasonable prospect of delisting occurring after giving effect to all applicable notice, appeal, compliance and hearing periods) or reasonably likely to occur or pending as evidenced by (A) a writing by such Eligible Market or (B) the Company falling below the minimum listing maintenance requirements of the Eligible Market on which the Common Stock is then listed or designated for quotation (as applicable); (iii) during the Equity Conditions Measuring Period, the Company shall have delivered all shares of Common Stock issuable upon conversion of this Note on a timely basis as set forth in Section 3 hereof and all other shares of share capital required to be delivered by the Company on a timely basis as set forth in the other Transaction Documents; (iv) any shares of Common Stock to be issued in connection with the event requiring determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination) may be issued in full without violating Section 3(d) hereof; (v) any shares of Common Stock to be issued in connection with the event requiring determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination (without regards to any limitations on conversion set forth herein)) may be issued in full without violating the rules or regulations of the Eligible Market on which the Common Stock is then listed or designated for quotation (as applicable); (vi) on each day during the Equity Conditions Measuring Period, no public announcement of a pending, proposed or intended Fundamental Transaction shall have occurred which has not been abandoned, terminated or consummated; (vii) the Company shall have no knowledge of any fact that would reasonably be expected to cause (1) any Registration Statement required to be filed pursuant to the Registration Rights Agreement to not be effective or the prospectus contained therein to not be available for the resale of the applicable Required Minimum Securities Amount of Registrable Securities in accordance with the terms of the Registration Rights Agreement or (2) any Registrable Securities to not be eligible for sale pursuant to Rule 144 without the need for registration under any applicable federal or state securities laws (in each case, disregarding any limitation on conversion of the Notes, other issuance of securities with respect to the Notes) and no Current Public Information Failure exists or is continuing; (viii) the Holder shall not be in (and no other holder of Notes shall be in) possession of any material, non-public information provided to any of them by the Company, any of its Subsidiaries or any of their respective affiliates, employees, officers, representatives, agents or the like; (ix) on each day during the Equity Conditions Measuring Period, the Company otherwise shall have been in compliance with each, and shall not have breached any representation or warranty in any material respect (other than representations or warranties subject to material adverse effect or materiality, which may not be breached in any respect) or any covenant or other term or condition of any Transaction Document, including, without limitation, the Company shall not have failed to timely make any payment pursuant to any Transaction Document; (x) there shall not have occurred any Volume Failure or Price Failure as of such applicable date of determination; (xi) on the applicable date of determination (A) no Authorized Share Failure shall exist or be continuing and the applicable Required Minimum Securities Amount of shares of Common Stock are available under the Amended and Restated Articles of Incorporation of the Company and reserved by the Company to be issued pursuant to the Notes and (B) all shares of Common Stock to be issued in connection with the event requiring this determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination (without regards to any limitations on conversion set forth herein)) may be issued in full without resulting in an Authorized Share Failure; (xii) on each day during the Equity Conditions Measuring Period, there shall not have occurred and there shall not exist an Event of Default or an event that with the passage of time or giving of notice would constitute an Event of Default; (xiii) no bone fide dispute shall exist, by and between any of holder of Notes, the Company, the Principal Market (or such applicable Eligible Market in which the Common Stock of the Company is then principally trading) and/or FINRA with respect to any term or provision of any Note or any other Transaction Document and (xiv) the shares of Common Stock issuable pursuant the event requiring the satisfaction of the Equity Conditions are duly authorized and listed and eligible for trading without restriction on an Eligible Market.

(x) “Equity Conditions Failure” means that on any day during the period commencing fifteen (15) Trading Days prior to the applicable date of determination, the Equity Conditions have not been satisfied (or waived in writing by the Holder).

(y) “Event Market Price” means, with respect to any Share Combination Event Date, the quotient determined by dividing (x) the sum of the VWAP of the Common Stock for each of the five (5) Trading Days with the lowest VWAP of the Common Stock during the fifteen (15) consecutive Trading Day period ending and including the Trading Day immediately preceding the sixteenth (16th) Trading Day after such Share Combination Event Date, divided by (y) five (5).

(z) “Event of Default Redemption Premium” means 125%.

(aa) “Excluded Securities” shall have the meaning as set forth in the Securities Purchase Agreement.

(bb) “FactSet” means FactSet Research Systems Inc.

(cc) “Fiscal Quarter” means each of the fiscal quarters adopted by the Company for financial reporting purposes that correspond to the Company’s fiscal year as of the date hereof that ends on December 31st.

(dd) “Floor Price” means $0.20.

(ee) “Fundamental Transaction” means (A) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Subject Entity, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or any of its “significant subsidiaries” (as defined in Rule 1-02 of Regulation S-X) to one or more Subject Entities, or (iii) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its shares of Common Stock be subject to or party to one or more Subject Entities making, a purchase, tender or exchange offer that is accepted by the holders of at least either (x) 50% of the outstanding shares of Common Stock, (y) 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding; or (z) such number of shares of Common Stock such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d -3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock, or (iv) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, acquire, either (x) at least 50% of the outstanding shares of Common Stock, (y) at least 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such stock or share purchase agreement or other business combination were not outstanding; or (z) such number of shares of Common Stock such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d - 3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock, or (v) reorganize, recapitalize or reclassify its shares of Common Stock, (B) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, allow any Subject Entity individually or the Subject Entities in the aggregate to be or become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding shares of Common Stock, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding shares of Common Stock, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding shares of Common Stock not held by all such Subject Entities as of the date of this Note calculated as if any shares of Common Stock held by all such Subject Entities were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding shares of Common Stock or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other shareholders of the Company to surrender their shares of Common Stock without approval of the shareholders of the Company or (C) directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction.

(ff) “GAAP” means United States generally accepted accounting principles, consistently applied.

(gg) “Group” means a “group” as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder.

(hh) “Holder Pro Rata Amount” means a fraction (i) the numerator of which is the original Principal amount of this Note on the Closing Date plus the original Principal amount of any Other Notes held by the Holder outstanding on the date of determination and (ii) the denominator of which is the aggregate original principal amount of all Notes issued pursuant to the Securities Purchase Agreement on the Closing Date plus the aggregate original Principal amount of any Other Notes outstanding on the date of determination.

(ii) “Indebtedness” shall have the meaning ascribed to such term in the Securities Purchase Agreement.

(jj) “Interest Conversion Price” means, with respect to a particular date of determination, the lower of (i) the Conversion Price then in effect, and (ii) the greater of (x) the Floor Price and (y) the Market Price. All such determinations to be appropriately adjusted for any share split, share dividend, share combination or other similar transaction during any such measuring period.

(kk) “Interest Floor Amount” means an amount in cash, to be delivered by wire transfer of immediately available funds pursuant to wire instructions delivered to the Company by the Holder in writing, equal to the product obtained by multiplying (A) the higher of (I) the highest price that the Common Stock trades at on the Trading Day immediately preceding the relevant Interest Date and (II) the applicable Interest Conversion Price and (B) the difference obtained by subtracting (I) the number of shares of Common Stock delivered (or to be delivered) to the Holder on the applicable Share Delivery Deadline with respect to such Interest Date from (II) the quotient obtained by dividing (x) the applicable Conversion Amount that the Holder has elected to be the subject of the applicable Interest Date, by (y) the applicable Interest Conversion Price without giving effect to clause (x) of such definition.

(ll) “Interest Date” means March 31, 2026 and the first calendar day of each calendar quarter thereafter.

(mm) “Interest Rate” means, as of any date of determination, twelve percent (12%) per annum, subject to adjustment from time to time in accordance with Section 2.

(nn) “Investment” means any beneficial ownership (including shares, stock, partnership or limited liability company interests) of or in any Person, or any loan, advance or capital contribution to any Person or the acquisition of all, or substantially all, of the assets of another Person or the purchase of any assets of another Person for greater than the fair market value of such assets.

(oo) “Maturity Date” shall mean March 31, 2026; provided, however, the Maturity Date may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default shall have occurred and be continuing or any event shall have occurred and be continuing that with the passage of time and the failure to cure would result in an Event of Default or (ii) through the date that is twenty (20) Business Days after the consummation of a Fundamental Transaction in the event that a Fundamental Transaction is publicly announced or a Change of Control Notice is delivered prior to the Maturity Date, provided further that if a Holder elects to convert some or all of this Note pursuant to Section 3 hereof, and the Conversion Amount would be limited pursuant to Section 3(d) hereunder, the Maturity Date shall automatically be extended until such time as such provision shall not limit the conversion of this Note, provided further that the Maturity Date shall automatically extend to December 31, 2026 if the Common Stock is listed on an Eligible Market other than the OTC prior to March 31, 2026.

(pp) “New Subsidiary” means, as of any date of determination, any Person in which the Company after the Subscription Date, directly or indirectly, (i) owns or acquires more than 50% of the of the outstanding share capital or holds more than 50% of the equity or similar interest of such Person or (ii) controls or operates all or any part of the business, operations or administration of such Person, and all of the foregoing, collectively, “New Subsidiaries”.

(qq) “Optional Redemption Premium” means 120%.

(rr) “Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

(ss) “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(tt) “Permitted Equipment Indebtedness” means Indebtedness secured by Permitted Liens or unsecured but, in each case, as described in clauses (iv) and (v) of the definition of Permitted Liens.

(uu) “Permitted Indebtedness” means (i) Indebtedness evidenced by this Note and the Other Notes, (ii) Indebtedness set forth on Schedule 3(s) to the Securities Purchase Agreement, as in effect as of the Issuance Date, and (iii) Permitted Equipment Indebtedness in an aggregate amount not to exceed $500,000.

(vv) “Permitted Liens” means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen’s liens, mechanics’ liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, (iv) Liens (A) upon or in any equipment acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment or Indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) in connection with the acquisition or refinancing of such equipment, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, in either case, with respect to Indebtedness in an aggregate amount not to exceed three million dollars ($3,000,000), (v) Liens incurred in connection with the extension, renewal or refinancing of the Indebtedness secured by Liens of the type described in clause (iv) above, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the Indebtedness being extended, renewed or refinanced does not increase, (vi) Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of custom duties in connection with the importation of goods, and (vii) Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default under Section 4(a)(xii).

(ww) “Person” means an individual, a limited liability company, a partnership, a joint venture, a company, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(xx) “Price Failure” means, with respect to a particular date of determination, the VWAP of the Common Stock during the twenty (20) Trading Day period ending on the Trading Day immediately preceding such date of determination fails to exceed $1.00 per share of Common Stock (as adjusted for any share splits, share dividends, share combinations, recapitalizations or other similar transactions occurring after the Issuance Date).

(yy) “Prime Rate” means the “prime rate” which from time to time published in the “Money Rates” column of The Wall Street Journal (Eastern Edition, New York Metro); provided, however, if the Money Rates column of The Wall Street Journal (Eastern Edition, New York Metro) ceases to be published or otherwise does not designate a “prime rate” as of a Business Day, the Holder has the right to obtain such information from a similar business publication of its selection.

(zz) “Principal Market” means the OTCQB.

(aaa) “Redemption Notices” means, collectively, the Optional Redemption Notices, the Event of Default Redemption Notices, the Asset Sale Optional Redemption Notices, the Subsequent Placement Optional Redemption Notices and the Change of Control Redemption Notices, and each of the foregoing, individually, a “Redemption Notice.”

(bbb) “Redemption Prices” means, collectively, the Optional Redemption Prices, the Event of Default Redemption Prices, the Change of Control Redemption Prices and the Subsequent Placement Optional Redemption Prices, and each of the foregoing, individually, a “Redemption Price.”

(ccc) “Registration Rights Agreement” means that certain registration rights agreement, dated as of the Initial Closing Date, by and among the Company and the initial holders of the Notes relating to, among other things, the registration of the resale of the shares of Common Stock issuable upon conversion of the Notes or otherwise pursuant to the terms of the Notes, as may be amended from time to time.

(ddd) “Reporting Service” means either Bloomberg L.P. or FactSet Research Systems Inc., as determined by Investor from time to time.

(eee) “Revenue” means, with respect to any given cash flow, receivable or other general intangible, the revenue directly attributable thereto of the Company or any of its Subsidiaries, as determined in accordance with GAAP.

(fff) “SEC” means the United States Securities and Exchange Commission or the successor thereto.

(ggg) “Securities Purchase Agreement” means that certain securities purchase agreement, dated as of the Subscription Date, by and among the Company and the initial holders of the Notes pursuant to which the Company issued the Notes, as may be amended from time to time.

(hhh) “Security Agreement” shall have the meaning as set forth in the Securities Purchase Agreement.

(iii) “Stockholder Approval” shall have the meaning as set forth in the Securities Purchase Agreement.

(jjj) “Subscription Date” means October 15, 2025.

(kkk) “Subsidiaries” means, as of any date of determination, collectively, all Current Subsidiaries and all New Subsidiaries, and each of the foregoing, individually, a “Subsidiary.”

(lll) “Subject Entity” means any Person, Persons or Group or any Affiliate or associate of any such Person, Persons or Group.

(mmm)“Successor Entity” means the Person (or, if so elected by the Holder, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Holder, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

(nnn) “Trading Day” means, as applicable, (x) with respect to all price or trading volume determinations relating to the shares of Common Stock, any day on which the Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded, provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Holder or (y) with respect to all determinations other than price determinations relating to the Common Stock, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities.

(ooo) “Volume Failure” means, with respect to a particular date of determination, the aggregate daily dollar trading volume (as reported on the Reporting Service) of the Common Stock on the Principal Market on any Trading Day during the fifteen (15) Trading Day period ending on the Trading Day immediately preceding such date of determination (such period, the “Volume Failure Measuring Period”), is less than $150,000 (as adjusted for any share splits, share dividends, share combinations, recapitalizations or other similar transactions occurring after the Issuance Date).

(ppp) “VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded), during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by the Reporting Service through its “VAP” function (set to 09:30 start time and 16:00 end time) or FactSet or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by the Reporting Service, or, if no dollar volume-weighted average price is reported for such security by the Reporting Service for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 25. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination, recapitalization or other similar transaction during such period.

34. DISCLOSURE. Upon delivery by the Company to the Holder (or receipt by the Company from the Holder) of any notice in accordance with the terms of this Note, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, non-public information relating to the Company or any of its Subsidiaries, the Company shall on or prior to 9:00 a.m., New York time, on the Business Day immediately following such notice delivery date, publicly disclose such material, non-public information on a Current Report on Form 8-K or otherwise. In the event that the Company believes that a notice contains material, non-public information relating to the Company or any of its Subsidiaries, the Company so shall indicate to the Holder explicitly in writing in such notice (or immediately upon receipt of notice from the Holder, as applicable), and in the absence of any such written indication in such notice (or notification from the Company immediately upon receipt of notice from the Holder), the Holder shall be entitled to presume that information contained in the notice does not constitute material, non-public information relating to the Company or any of its Subsidiaries. Nothing contained in this Section 34 shall limit any obligations of the Company, or any rights of the Holder, under Section 4(i) of the Securities Purchase Agreement.

35. ABSENCE OF TRADING AND DISCLOSURE RESTRICTIONS. The Company acknowledges and agrees that the Holder is not a fiduciary or agent of the Company and that the Holder shall have no obligation to (a) maintain the confidentiality of any information provided by the Company or (b) refrain from trading any securities while in possession of such information in the absence of a written non-disclosure agreement signed by an officer of the Holder that explicitly provides for such confidentiality and trading restrictions. In the absence of such an executed, written non-disclosure agreement, the Company acknowledges that the Holder may freely trade in any securities issued by the Company, may possess and use any information provided by the Company in connection with such trading activity, and may disclose any such information to any third party.

[signature page follows]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set forth above.

RMX INDUSTRIES, INC.

By:
Name:
Title:

EXHIBIT I

RMX INDUSTRIES, INC.

CONVERSION NOTICE

Reference is made to the Senior Secured Convertible Promissory Note (the “Note”) issued to the undersigned by RMX Industries, Inc., a Nevada corporation (the “Company”). In accordance with and pursuant to the Note, the undersigned hereby elects to convert the Conversion Amount (as defined in the Note) of the Note indicated below into shares of Class A common stock, $0.001 par value per share (the “Common Stock”), of the Company, as of the date specified below. Capitalized terms not defined herein shall have the meaning as set forth in the Note.

Date of Conversion:

Aggregate Principal to be converted:

Aggregate accrued and unpaid Interest and accrued and unpaid Late Charges with respect to such portion of the Aggregate Principal and such Aggregate Interest to be converted:

AGGREGATE CONVERSION AMOUNT TO BE CONVERTED:

Please confirm the following information:

Conversion Price:

Number of shares of Common Stock to be issued:

If this Conversion Notice is being delivered with respect to an Alternate Conversion, check here if Holder is electing to use the following Alternate Conversion Price:

Please issue the shares of Common Stock into which the Note is being converted to Holder, or for its benefit, as follows:

Check here if requesting delivery as a certificate to the following name and to the following address:

Issue to:

Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:

DTC Participant:

DTC Number:

Account Number:

Date: _________________, _______

Name of Registered Holder

By:
Name:
Title:

Tax ID:____________________________

E-mail Address:

Exhibit II

ACKNOWLEDGMENT

The Company hereby (a) acknowledges this Conversion Notice, (b) certifies that the above indicated number of shares of Common Stock [are][are not] eligible to be resold by the Holder either (i) pursuant to Rule 144 (subject to the Holder’s execution and delivery to the Company of a customary 144 representation letter) or (ii) an effective and available registration statement and (c) hereby directs ______________to issue the above indicated number of shares of Common Stock in accordance with the Transfer Agent Instructions dated ______________, 20 from the Company and acknowledged and agreed to by ___________________.

RMX INDUSTRIES, INC.

By:
Name:
Title:

Exhibit 6.4

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of November 5, 2025, is by and among RMX Industries, Inc., a Nevada corporation with offices located at 4514 Cole Avenue, Suite 600, Dallas, Texas 75205 (the “Company”), and the undersigned buyers (each, a “Buyer,” and collectively, the “Buyers”).

RECITALS

A. In connection with the Securities Purchase Agreement by and among the parties hereto, dated as of October 15, 2025, as amended November 5, 2025 (the “Securities Purchase Agreement”), the Company has agreed, upon the terms and subject to the conditions of the Securities Purchase Agreement, to issue and sell to each Buyer the Notes (as defined in the Securities Purchase Agreement) which will be convertible into Conversion Shares (as defined in the Securities Purchase Agreement) in accordance with the terms of the Notes.

B. To induce the Buyers to consummate the transactions contemplated by the Securities Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “1933 Act”), and applicable state securities laws.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each of the Buyers hereby agree as follows:

1. Definitions.

Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Securities Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

(a) “Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

(b) “Common Stock” means (x) the Company’s class A common stock, $0.001 par value per share, and (y) any shares into which such shares of Common Stock shall have been changed or any share of capital stock resulting from a reclassification of such shares of Common Stock.

(c) “Effective Date” means the date that the applicable Registration Statement has been declared effective by the SEC.

(d) “Effectiveness Deadline” means (i) with respect to the initial Registration Statement required to be filed pursuant to Section 2(a), the earlier of the (A) 90th calendar day after the Initial Closing Date and (B) 2nd Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be reviewed or will not be subject to further review and (ii) with respect to any additional Registration Statements that may be required to be filed by the Company pursuant to this Agreement, the earlier of the (A) 90th calendar day following the date on which the Company was required to file such additional Registration Statement and (B) 2nd Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be reviewed or will not be subject to further review.

(e) “Filing Deadline” means (i) with respect to the initial Registration Statement required to be filed pursuant to Section 2(a), the 45th calendar day after the Initial Closing Date and (ii) with respect to any additional Registration Statements that may be required to be filed by the Company pursuant to this Agreement, the date on which the Company was required to file such additional Registration Statement pursuant to the terms of this Agreement.

(f) “Initial Closing Date” shall have the meaning set forth in the Securities Purchase Agreement.

(g) “Investor” means a Buyer or any transferee or assignee of any Registrable Securities or Notes, as applicable, to whom a Buyer assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9 and any transferee or assignee thereof to whom a transferee or assignee of any Registrable Securities or Notes, as applicable, assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9.

(h) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization or a government or any department or agency thereof.

(i) “register,” “registered,” and “registration” refer to a registration effected by preparing and filing one or more Registration Statements in compliance with the 1933 Act and pursuant to Rule 415 and the declaration of effectiveness of such Registration Statement(s) by the SEC.

(j) “Registrable Securities” means all of (i) the Conversion Shares, (ii) the Commitment Shares, and (iii) any share capital of the Company issued or issuable with respect to the Conversion Shares, the Commitment Shares or the Notes, including, without limitation, (1) as a result of any share split, share dividend, recapitalization, exchange or similar event or otherwise and (2) any share capital of the Company into which the shares of Common Stock are converted or exchanged and share capital of a Successor Entity (as defined in the Notes) into which the shares of Common Stock are converted or exchanged, in each case, without regard to any limitations on conversion of the Notes.

2

(k) “Registration Statement” means any registration statement of the Company filed under the 1933 Act covering the Registrable Securities pursuant to this Agreement, including the prospectus that forms a part of the Registration Statement, amendments and supplements to such registration statement or prospectus, including post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

(l) “Required Holders” shall have the meaning as set forth in the Securities Purchase Agreement.

(m) “Required Registration Amount” means, as of any time of determination, the maximum number of Conversion Shares issuable upon conversion of the Notes (assuming for purposes hereof that (i) all Additional Notes (as defined in the Securities Purchase Agreement) issuable pursuant to the Securities Purchase Agreement shall have been issued at an Additional Closing (as defined in the Securities Purchase Agreement) on the Initial Closing Date, (ii) the Notes are convertible at the Floor Price (as defined in the Notes) as of such time of determination, (iii) interest on the Notes shall accrue through the third anniversary of the Initial Closing Date and will be converted to shares of Common Stock at the Floor Price as of such time of determination and (iv) any such conversion shall not take into account any limitations on the conversion of the Notes set forth in the Notes), all subject to adjustment as provided in Section 2(d) and/or Section 2(f).

(n) “Rule 144” means Rule 144 promulgated by the SEC under the 1933 Act, as such rule may be amended from time to time, or any other similar or successor rule or regulation of the SEC that may at any time permit the Investors to sell securities of the Company to the public without registration.

(o) “Rule 415” means Rule 415 promulgated by the SEC under the 1933 Act, as such rule may be amended from time to time, or any other similar or successor rule or regulation of the SEC providing for offering securities on a continuous or delayed basis.

(p) “SEC” means the United States Securities and Exchange Commission or any successor thereto.

2. Registration.

(a) Mandatory Registration. The Company shall prepare and, as soon as practicable, but in no event later than the Filing Deadline, file with the SEC an initial Registration Statement on Form S-3 covering the resale of all of the Registrable Securities, provided that such initial Registration Statement shall register for resale at least the number of shares of Common Stock equal to the Required Registration Amount as of the date such Registration Statement is initially filed with the SEC; provided further that if Form S-3 is unavailable for such a registration, the Company shall use such other form as is required by Section 2(c). Such initial Registration Statement, and each other Registration Statement required to be filed pursuant to the terms of this Agreement, shall contain (except if otherwise directed by the Required Holders) the “Selling Shareholders” and “Plan of Distribution” sections in substantially the form attached hereto as Exhibit B. The Company shall use its best efforts to have such initial Registration Statement, and each other Registration Statement required to be filed pursuant to the terms of this Agreement, declared effective by the SEC as soon as practicable, but in no event later than the applicable Effectiveness Deadline for such Registration Statement.

(b) Legal Counsel. Subject to Section 5 hereof, Sullivan & Worcester LLP, counsel solely to the lead investor (“Legal Counsel”), shall review and oversee any registration, solely on behalf of the lead investor, pursuant to this Section 2.

(c) Ineligibility to Use Form S-3. In the event that Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on Form S-1 or another appropriate form reasonably acceptable to the Required Holders and (ii) undertake to register the resale of the Registrable Securities on Form S-3 as soon as such form is available, provided that the Company shall maintain the effectiveness of all Registration Statements then in effect until such time as a Registration Statement on Form S-3 covering the resale of all the Registrable Securities has been declared effective by the SEC and the prospectus contained therein is available for use.

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(d) Sufficient Number of Shares Registered. In the event the number of shares available under any Registration Statement is insufficient to cover all of the Registrable Securities required to be covered by such Registration Statement or an Investor’s allocated portion of the Registrable Securities pursuant to Section 2(h), the Company shall amend such Registration Statement (if permissible), or file with the SEC a new Registration Statement (on the short form available therefor, if applicable), or both, so as to cover at least the Required Registration Amount as of the Trading Day (as defined in the Notes) immediately preceding the date of the filing of such amendment or new Registration Statement, in each case, as soon as practicable, but in any event not later than fifteen (15) days after the necessity therefor arises (but taking account of any Staff position with respect to the date on which the Staff will permit such amendment to the Registration Statement and/or such new Registration Statement (as the case may be) to be filed with the SEC). The Company shall use its best efforts to cause such amendment to such Registration Statement and/or such new Registration Statement (as the case may be) to become effective as soon as practicable following the filing thereof with the SEC, but in no event later than the applicable Effectiveness Deadline for such Registration Statement. For purposes of the foregoing provision, the number of shares available under a Registration Statement shall be deemed “insufficient to cover all of the Registrable Securities” if at any time the number of shares of Common Stock available for resale under the applicable Registration Statement is less than the product determined by multiplying (i) the Required Registration Amount as of such time by (ii) 0.90. The calculation set forth in the foregoing sentence shall be made without regard to any limitations on conversion, amortization and/or redemption of the Notes (and such calculation shall assume (A) that the Notes are then convertible in full into shares of Common Stock at the then prevailing Conversion Rate (as defined in the Notes) and (B) the initial outstanding principal amount of the Notes remains outstanding through the scheduled Maturity Date (as defined in the Notes) and no redemptions of the Notes occur prior to the scheduled Maturity Date.

(e) Effect of Failure to File and Obtain and Maintain Effectiveness of any Registration Statement. If (i) a Registration Statement covering the resale of all of the Registrable Securities required to be covered thereby (disregarding any reduction pursuant to Section 2(f)) and required to be filed by the Company pursuant to this Agreement is (A) not filed with the SEC on or before the Filing Deadline for such Registration Statement (a “Filing Failure”) (it being understood that if the Company files a Registration Statement without affording each Investor and Legal Counsel the opportunity to review and comment on the same as required by Section 3(c) hereof, the Company shall be deemed to not have satisfied this clause (i)(A) and such event shall be deemed to be a Filing Failure) or (B) not declared effective by the SEC on or before the Effectiveness Deadline for such Registration Statement (an “Effectiveness Failure”) (it being understood that if on the Business Day immediately following the Effective Date for such Registration Statement the Company shall not have filed a “final” prospectus for such Registration Statement with the SEC under Rule 424(b) in accordance with Section 3(b) (whether or not such a prospectus is technically required by such rule), the Company shall be deemed to not have satisfied this clause (i)(B) and such event shall be deemed to be an Effectiveness Failure), (ii) other than during an Allowable Grace Period (as defined below), on any day after the Effective Date of a Registration Statement sales of all of the Registrable Securities required to be included on such Registration Statement (disregarding any reduction pursuant to Section 2(f)) cannot be made pursuant to such Registration Statement (including, without limitation, because of a failure to keep such Registration Statement effective, a failure to disclose such information as is necessary for sales to be made pursuant to such Registration Statement, a suspension or delisting of (or a failure to timely list) the Common Stock on the Principal Market (as defined in the Securities Purchase Agreement) or any other limitations imposed by the Principal Market, or a failure to register a sufficient number of shares of Common Stock or by reason of a stop order) or the prospectus contained therein is not available for use for any reason (a “Maintenance Failure”), or (iii) if a Registration Statement is not effective for any reason or the prospectus contained therein is not available for use for any reason, and either (x) the Company fails for any reason to satisfy the requirements of Rule 144(c)(1), including, without limitation, the failure to satisfy the current public information requirement under Rule 144(c) or (y) the Company has ever been an issuer described in Rule 144(i)(1)(i) or becomes such an issuer in the future, and the Company shall fail to satisfy any condition set forth in Rule 144(i)(2) (a “Current Public Information Failure”) as a result of which any of the Investors are unable to sell Registrable Securities without restriction under Rule 144 (including, without limitation, volume restrictions), then, as partial relief for the damages to any holder by reason of any such delay in, or reduction of, its ability to sell the underlying shares of Common Stock (which remedy shall not be exclusive of any other remedies available at law or in equity, including, without limitation, specific performance), the Company shall pay to each holder of Registrable Securities relating to such Registration Statement an amount in cash equal to two percent (2%) of such Investor’s original principal amount stated in such Investor’s Note on the Initial Closing Date (1) on the date of such Filing Failure, Effectiveness Failure, Maintenance Failure or Current Public Information Failure, as applicable, and (2) on every thirty (30) day anniversary of (I) a Filing Failure until such Filing Failure is cured; (II) an Effectiveness Failure until such Effectiveness Failure is cured; (III) a Maintenance Failure until such Maintenance Failure is cured; and (IV) a Current Public Information Failure until the earlier of (i) the date such Current Public Information Failure is cured and (ii) such time that such public information is no longer required pursuant to Rule 144 (in each case, pro rated for periods totaling less than thirty (30) days). The payments to which a holder of Registrable Securities shall be entitled pursuant to this Section 2(e) are referred to herein as “Registration Delay Payments.” Following the initial Registration Delay Payment for any particular event or failure (which shall be paid on the date of such event or failure, as set forth above), without limiting the foregoing, if an event or failure giving rise to the Registration Delay Payments is cured prior to any thirty (30) day anniversary of such event or failure, then such Registration Delay Payment shall be made on the third (3rd) Business Day after such cure. In the event the Company fails to make Registration Delay Payments in a timely manner in accordance with the foregoing, such Registration Delay Payments shall bear interest at the rate of two percent (2%) per month (prorated for partial months) until paid in full. Notwithstanding the foregoing, no Registration Delay Payments shall be owed to an Investor (other than with respect to a Maintenance Failure resulting from a suspension or delisting of (or a failure to timely list) the shares of Common Stock on the Principal Market) with respect to any period during which all of such Investor’s Registrable Securities may be sold by such Investor without restriction under Rule 144 (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable).

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(f) Offering. Notwithstanding anything to the contrary contained in this Agreement, but subject to the payment of the Registration Delay Payments pursuant to Section 2(e), in the event the staff of the SEC (the “Staff”) or the SEC seeks to characterize any offering pursuant to a Registration Statement filed pursuant to this Agreement as constituting an offering of securities by, or on behalf of, the Company, or in any other manner, such that the Staff or the SEC do not permit such Registration Statement to become effective and used for resales in a manner that does not constitute such an offering and that permits the continuous resale at the market by the Investors participating therein (or as otherwise may be acceptable to each Investor) without being named therein as an “underwriter,” then the Company shall reduce the number of shares to be included in such Registration Statement by all Investors until such time as the Staff and the SEC shall so permit such Registration Statement to become effective as aforesaid. In making such reduction, the Company shall reduce the number of shares to be included by all Investors on a pro rata basis (based upon the number of Registrable Securities otherwise required to be included for each Investor) unless the inclusion of shares by a particular Investor or a particular set of Investors are resulting in the Staff or the SEC’s “by or on behalf of the Company” offering position, in which event the shares held by such Investor or set of Investors shall be the only shares subject to reduction (and if by a set of Investors on a pro rata basis by such Investors or on such other basis as would result in the exclusion of the least number of shares by all such Investors); provided, that, with respect to such pro rata portion allocated to any Investor, such Investor may elect the allocation of such pro rata portion among the Registrable Securities of such Investor. In addition, in the event that the Staff or the SEC requires any Investor seeking to sell securities under a Registration Statement filed pursuant to this Agreement to be specifically identified as an “underwriter” in order to permit such Registration Statement to become effective, and such Investor does not consent to being so named as an underwriter in such Registration Statement, then, in each such case, the Company shall reduce the total number of Registrable Securities to be registered on behalf of such Investor, until such time as the Staff or the SEC does not require such identification or until such Investor accepts such identification and the manner thereof. Any reduction pursuant to this paragraph will first reduce all Registrable Securities other than those issued pursuant to the Securities Purchase Agreement. In the event of any reduction in Registrable Securities pursuant to this paragraph, an affected Investor shall have the right to require, upon delivery of a written request to the Company signed by such Investor, the Company to file a registration statement within twenty (20) days of such request (subject to any restrictions imposed by Rule 415 or required by the Staff or the SEC) for resale by such Investor in a manner acceptable to such Investor, and the Company shall following such request cause to be and keep effective such registration statement in the same manner as otherwise contemplated in this Agreement for registration statements hereunder, in each case until such time as: (i) all Registrable Securities held by such Investor have been registered and sold pursuant to an effective Registration Statement in a manner acceptable to such Investor or (ii) all Registrable Securities may be resold by such Investor without restriction (including, without limitation, volume limitations) pursuant to Rule 144 (taking account of any Staff position with respect to “affiliate” status) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable) or (iii) such Investor agrees to be named as an underwriter in any such Registration Statement in a manner acceptable to such Investor as to all Registrable Securities held by such Investor and that have not theretofore been included in a Registration Statement under this Agreement (it being understood that the special demand right under this sentence may be exercised by an Investor multiple times and with respect to limited amounts of Registrable Securities in order to permit the resale thereof by such Investor as contemplated above).

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(g) Piggyback Registrations. Without limiting any obligation of the Company hereunder or under the Securities Purchase Agreement, if there is not an effective Registration Statement covering all of the Registrable Securities or the prospectus contained therein is not available for use and the Company shall determine to prepare and file with the SEC a registration statement or offering statement relating to an offering for its own account or the account of others under the 1933 Act of any of its equity securities (other than on Form S-4 or Form S-8 (each as promulgated under the 1933 Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with the Company’s share option or other employee benefit plans), then the Company shall deliver to each Investor a written notice of such determination and, if within fifteen (15) days after the date of the delivery of such notice, any such Investor shall so request in writing, the Company shall include in such registration statement or offering statement all or any part of such Registrable Securities such Investor requests to be registered; provided, however, the Company shall not be required to register any Registrable Securities pursuant to this Section 2(g) that are eligible for resale pursuant to Rule 144 without restriction (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable) or that are the subject of a then-effective Registration Statement.

(h) Allocation of Registrable Securities. The initial number of Registrable Securities included in any Registration Statement and any increase in the number of Registrable Securities included therein shall be allocated pro rata among the Investors based on the number of Registrable Securities held by each Investor at the time such Registration Statement covering such initial number of Registrable Securities or increase thereof is declared effective by the SEC. In the event that an Investor sells or otherwise transfers any of such Investor’s Registrable Securities, each transferee or assignee (as the case may be) that becomes an Investor shall be allocated a pro rata portion of the then-remaining number of Registrable Securities included in such Registration Statement for such transferor or assignee (as the case may be). Any shares of Common Stock included in a Registration Statement and which remain allocated to any Person which ceases to hold any Registrable Securities covered by such Registration Statement shall be allocated to the remaining Investors, pro rata based on the number of Registrable Securities then held by such Investors which are covered by such Registration Statement.

(i) No Inclusion of Other Securities. Except for the securities described on Schedule A attached hereto (subject to reduction in full before any reduction of Registrable Securities to be included on any Registration Statement, if applicable), the Company shall in no event include any securities other than Registrable Securities on any Registration Statement filed in accordance herewith without the prior written consent of the Required Holders, except where the Investor requests to exercise the piggyback registration rights pursuant to Section 2(g). Until the Applicable Date (as defined in the Securities Purchase Agreement), the Company shall not enter into any agreement providing any registration rights to any of its security holders, except as otherwise permitted under the Securities Purchase Agreement.

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3. Related Obligations.

The Company shall use its best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof, and, pursuant thereto, the Company shall have the following obligations:

(a) The Company shall promptly prepare and file with the SEC a Registration Statement with respect to all the Registrable Securities (but in no event later than the applicable Filing Deadline) and use its best efforts to cause such Registration Statement to become effective as soon as practicable after such filing (but in no event later than the Effectiveness Deadline). Subject to Allowable Grace Periods, the Company shall keep each Registration Statement effective (and the prospectus contained therein available for use) pursuant to Rule 415 for resales by the Investors on a delayed or continuous basis at then-prevailing market prices (and not fixed prices) at all times until the earlier of (i) the date as of which all of the Investors may sell all of the Registrable Securities required to be covered by such Registration Statement (disregarding any reduction pursuant to Section 2(f)) without restriction pursuant to Rule 144 (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable) or (ii) the date on which the Investors shall have sold all of the Registrable Securities covered by such Registration Statement (the “Registration Period”). Notwithstanding anything to the contrary contained in this Agreement, the Company shall ensure that, when filed and at all times while effective, each Registration Statement (including, without limitation, all amendments and supplements thereto) and the prospectus (including, without limitation, all amendments and supplements thereto) used in connection with such Registration Statement (1) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of prospectuses, in the light of the circumstances in which they were made) not misleading and (2) will disclose (whether directly or through incorporation by reference to other SEC filings to the extent permitted) all material information regarding the Company and its securities. The Company shall submit to the SEC, within one (1) Business Day after the later of the date that (i) the Company learns that no review of a particular Registration Statement will be made by the Staff or that the Staff has no further comments on a particular Registration Statement (as the case may be) and (ii) the consent of Legal Counsel is obtained pursuant to Section 3(c) (which consent shall be immediately sought), a request for acceleration of effectiveness of such Registration Statement to a time and date not later than twenty-four (24) hours after the submission of such request. The Company shall respond in writing to comments made by the SEC in respect of a Registration Statement as soon as practicable, but in no event later than fifteen (15) days after the receipt of comments by or notice from the SEC that an amendment is required in order for a Registration Statement to be declared effective.

(b) Subject to Section 3(r) of this Agreement, the Company shall prepare and file with the SEC such amendments (including, without limitation, post-effective amendments) and supplements to each Registration Statement and the prospectus used in connection with each such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the 1933 Act, as may be necessary to keep each such Registration Statement effective at all times during the Registration Period for such Registration Statement, and, during such period, comply with the provisions of the 1933 Act with respect to the disposition of all Registrable Securities of the Company required to be covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement; provided, however, by 8:30 a.m. (New York time) on the Business Day immediately following each Effective Date, the Company shall file with the SEC in accordance with Rule 424(b) under the 1933 Act the final prospectus to be used in connection with sales pursuant to the applicable Registration Statement (whether or not such a prospectus is technically required by such rule). In the case of amendments and supplements to any Registration Statement which are required to be filed pursuant to this Agreement (including, without limitation, pursuant to this Section 3(b)) by reason of the Company filing a Current Report on Form 8-K, Annual Report on Form 10-K, Quarterly Report on Form 10-Q or any analogous report under the Securities Exchange Act of 1934, as amended (the “1934 Act”), the Company shall, if permitted under the applicable rules and regulations of the SEC, have incorporated such report by reference into such Registration Statement, if applicable, or shall file such amendments or supplements with the SEC on the same day on which the 1934 Act report is filed which created the requirement for the Company to amend or supplement such Registration Statement.

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(c) The Company shall (A) permit Legal Counsel and legal counsel for each other Investor to review and comment upon (i) each Registration Statement at least five (5) Business Days prior to its filing with the SEC and (ii) all amendments and supplements to each Registration Statement (including, without limitation, the prospectus contained therein) (except for Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any similar or successor reports) within a reasonable number of days prior to their filing with the SEC, and (B) not file any Registration Statement or amendment or supplement thereto in a form to which Legal Counsel or any legal counsel for any other Investor reasonably objects. The Company shall not submit a request for acceleration of the effectiveness of a Registration Statement or any amendment or supplement thereto or to any prospectus contained therein without the prior consent of Legal Counsel, which consent shall not be unreasonably withheld. The Company shall promptly furnish to Legal Counsel and legal counsel for each other Investor, without charge, (i) copies of any correspondence from the SEC or the Staff to the Company or its representatives relating to each Registration Statement, provided that such correspondence shall not contain any material, non-public information regarding the Company or any of its Subsidiaries (as defined in the Securities Purchase Agreement), (ii) after the same is prepared and filed with the SEC, one (1) copy of each Registration Statement and any amendment(s) and supplement(s) thereto, including, without limitation, financial statements and schedules, all documents incorporated therein by reference, if requested by an Investor, and all exhibits and (iii) upon the effectiveness of each Registration Statement, one (1) copy of the prospectus included in such Registration Statement and all amendments and supplements thereto. The Company shall reasonably cooperate with Legal Counsel and legal counsel for each other Investor in performing the Company’s obligations pursuant to this Section 3.

(d) The Company shall promptly furnish to each Investor whose Registrable Securities are included in any Registration Statement, without charge, (i) after the same is prepared and filed with the SEC, at least one (1) copy of each Registration Statement and any amendment(s) and supplement(s) thereto, including, without limitation, financial statements and schedules, all documents incorporated therein by reference, if requested by an Investor, all exhibits and each preliminary prospectus, (ii) upon the effectiveness of each Registration Statement, ten (10) copies of the prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as such Investor may reasonably request from time to time) and (iii) such other documents, including, without limitation, copies of any preliminary or final prospectus, as such Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by such Investor.

(e) The Company shall use its best efforts to (i) register and qualify, unless an exemption from registration and qualification applies, the resale by Investors of the Registrable Securities covered by a Registration Statement under such other securities or “blue sky” laws of all applicable jurisdictions in the United States, (ii) prepare and file in those jurisdictions, such amendments (including, without limitation, post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, the Company shall not be required in connection therewith or as a condition thereto to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(e), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify Legal Counsel, legal counsel for each other Investor and each Investor who holds Registrable Securities of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose.

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(f) The Company shall notify Legal Counsel, legal counsel for each other Investor and each Investor in writing of the happening of any event, as promptly as practicable after becoming aware of such event, as a result of which the prospectus included in a Registration Statement, as then in effect, may include an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (provided that in no event shall such notice contain any material, non-public information regarding the Company or any of its Subsidiaries), and, subject to Section 3(r), promptly prepare a supplement or amendment to such Registration Statement and such prospectus contained therein to correct such untrue statement or omission and deliver ten (10) copies of such supplement or amendment to Legal Counsel, legal counsel for each other Investor and each Investor (or such other number of copies as Legal Counsel, legal counsel for each other Investor or such Investor may reasonably request). The Company shall also promptly notify Legal Counsel, legal counsel for each other Investor and each Investor in writing (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to Legal Counsel, legal counsel for each other Investor and each Investor by e-mail on the same day of such effectiveness and by overnight mail), and when the Company receives written notice from the SEC that a Registration Statement or any post-effective amendment will be reviewed by the SEC, (ii) of any request by the SEC for amendments or supplements to a Registration Statement or related prospectus or related information, (iii) of the Company’s reasonable determination that a post-effective amendment to a Registration Statement would be appropriate; and (iv) of the receipt of any request by the SEC or any other federal or state governmental authority for any additional information relating to the Registration Statement or any amendment or supplement thereto or any related prospectus. The Company shall respond as promptly as practicable to any comments received from the SEC with respect to each Registration Statement or any amendment thereto (it being understood and agreed that the Company’s response to any such comments shall be delivered to the SEC no later than fifteen (15) Business Days after the receipt thereof).

(g) The Company shall (i) use its best efforts to prevent the issuance of any stop order or other suspension of effectiveness of each Registration Statement or the use of any prospectus contained therein, or the suspension of the qualification, or the loss of an exemption from qualification, of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and (ii) notify Legal Counsel, legal counsel for each other Investor and each Investor who holds Registrable Securities of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

(h) If any Investor may be required under applicable securities law to be described in any Registration Statement as an underwriter and such Investor consents to so being named an underwriter, at the request of any Investor, the Company shall furnish to such Investor, on the date of the effectiveness of such Registration Statement and thereafter from time to time on such dates as an Investor may reasonably request (i) a letter, dated such date, from the Company’s independent certified public accountants in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the Investors, and (ii) an opinion, dated as of such date, of counsel representing the Company for purposes of such Registration Statement, in form, scope and substance as is customarily given in an underwritten public offering, addressed to the Investors.

(i) If any Investor may be required under applicable securities law to be described in any Registration Statement as an underwriter and such Investor consents to so being named an underwriter, upon the written request of such Investor, the Company shall make available for inspection by (i) such Investor, (ii) legal counsel for such Investor and (iii) one (1) firm of accountants or other agents retained by such Investor (collectively, the “Inspectors”), all pertinent financial and other records, and pertinent corporate documents and properties of the Company (collectively, the “Records”), as shall be reasonably deemed necessary by each Inspector, and cause the Company’s officers, directors and employees to supply all information which any Inspector may reasonably request; provided, however, each Inspector shall agree in writing to hold in strict confidence and not to make any disclosure (except to such Investor) or use of any Record or other information which the Company’s board of directors determines in good faith to be confidential, and of which determination the Inspectors are so notified, unless (1) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required under the 1933 Act, (2) the release of such Records is ordered pursuant to a final, non-appealable subpoena or order from a court or government body of competent jurisdiction, or (3) the information in such Records has been made generally available to the public other than by disclosure in violation of this Agreement or any other Transaction Document (as defined in the Securities Purchase Agreement). Such Investor agrees that it shall, upon learning that disclosure of such Records is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential. Nothing herein (or in any other confidentiality agreement between the Company and such Investor, if any) shall be deemed to limit any Investor’s ability to sell Registrable Securities in a manner which is otherwise consistent with applicable laws and regulations.

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(j) The Company shall hold in confidence and not make any disclosure of information concerning an Investor provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required to be disclosed in such Registration Statement pursuant to the 1933 Act, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other Transaction Document. The Company agrees that it shall, upon learning that disclosure of such information concerning an Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to such Investor and allow such Investor, at such Investor’s expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

(k) Without limiting any obligation of the Company under the Securities Purchase Agreement, the Company shall use its best efforts either to (i) cause all of the Registrable Securities covered by each Registration Statement to be listed on each securities exchange on which securities of the same class or series issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange, (ii) secure designation and quotation of all of the Registrable Securities covered by each Registration Statement on an Eligible Market (as defined in the Securities Purchase Agreement), or (iii) if, despite the Company’s best efforts to satisfy the preceding clauses (i) or (ii) the Company is unsuccessful in satisfying the preceding clauses (i) or (ii), without limiting the generality of the foregoing, to use its best efforts to arrange for at least two market makers to register with the Financial Industry Regulatory Authority (“FINRA”) as such with respect to such Registrable Securities. In addition, the Company shall cooperate with each Investor and any broker or dealer through which any such Investor proposes to sell its Registrable Securities in effecting a filing with FINRA pursuant to FINRA Rule 5110 as requested by such Investor. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 3(k).

(l) The Company shall cooperate with the Investors who hold Registrable Securities being offered and, to the extent applicable, facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates to be in such denominations or amounts (as the case may be) as the Investors may reasonably request from time to time and registered in such names as the Investors may request.

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(m) If requested by an Investor, the Company shall as soon as practicable after receipt of notice from such Investor and subject to Section 3(r) hereof, (i) incorporate in a prospectus supplement or post-effective amendment such information as an Investor reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) supplement or make amendments to any Registration Statement or prospectus contained therein if reasonably requested by an Investor holding any Registrable Securities.

(n) The Company shall use its best efforts to cause the Registrable Securities covered by a Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.

(o) The Company shall make generally available to its security holders as soon as practical, but not later than ninety (90) days after the close of the period covered thereby, an earnings statement (in form complying with, and in the manner provided by, the provisions of Rule 158 under the 1933 Act) covering a twelve-month period beginning not later than the first day of the Company’s fiscal quarter next following the applicable Effective Date of each Registration Statement.

(p) The Company shall otherwise use its best efforts to comply with all applicable rules and regulations of the SEC in connection with any registration hereunder.

(q) Within one (1) Business Day after a Registration Statement which covers Registrable Securities is declared effective by the SEC, the Company shall deliver, and shall cause legal counsel for the Company to deliver, to the transfer agent for such Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC in the form attached hereto as Exhibit A.

(r) Notwithstanding anything to the contrary herein (but subject to the last sentence of this Section 3(r)), at any time after the Effective Date of a particular Registration Statement, the Company may delay the disclosure of material, non-public information concerning the Company or any of its Subsidiaries the disclosure of which at the time is not, in the good faith opinion of the board of directors of the Company, in the best interest of the Company and, in the opinion of counsel to the Company, otherwise required (a “Grace Period”), provided that the Company shall promptly notify the Investors in writing of the (i) existence of material, non-public information giving rise to a Grace Period (provided that in each such notice the Company shall not disclose the content of such material, non-public information to any of the Investors) and the date on which such Grace Period will begin and (ii) date on which such Grace Period ends, provided further that (I) no Grace Period shall exceed ten (10) consecutive days and during any three hundred sixty five (365) day period all such Grace Periods shall not exceed an aggregate of thirty (30) days, (II) the first day of any Grace Period must be at least five (5) Trading Days after the last day of any prior Grace Period and (III) no Grace Period may exist during the sixty (60) Trading Day period immediately following the Effective Date of such Registration Statement (provided that such sixty (60) Trading Day period shall be extended by the number of Trading Days during such period and any extension thereof contemplated by this proviso during which such Registration Statement is not effective or the prospectus contained therein is not available for use) (each, an “Allowable Grace Period”). For purposes of determining the length of a Grace Period above, such Grace Period shall begin on and include the date the Investors receive the notice referred to in clause (i) above and shall end on and include the later of the date the Investors receive the notice referred to in clause (ii) above and the date referred to in such notice. The provisions of Section 3(g) hereof shall not be applicable during the period of any Allowable Grace Period. Upon expiration of each Grace Period, the Company shall again be bound by the first sentence of Section 3(f) with respect to the information giving rise thereto unless such material, non-public information is no longer applicable. Notwithstanding anything to the contrary contained in this Section 3(r), the Company shall cause its transfer agent to deliver unlegended shares of Common Stock to a transferee of an Investor in accordance with the terms of the Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which such Investor has entered into a contract for sale, and delivered a copy of the prospectus included as part of the particular Registration Statement to the extent applicable, prior to such Investor’s receipt of the notice of a Grace Period and for which the Investor has not yet settled.

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(s) The Company shall take all other reasonable actions necessary to expedite and facilitate disposition by each Investors of its Registrable Securities pursuant to each Registration Statement.

(t) Neither the Company nor any Subsidiary or affiliate thereof shall identify any Investor as an underwriter in any public disclosure or filing with the SEC, the Principal Market or any Eligible Market and any Buyer being deemed an underwriter by the SEC shall not relieve the Company of any obligations it has under this Agreement or any other Transaction Document (as defined in the Securities Purchase Agreement); provided, however, that the foregoing shall not prohibit the Company from including the disclosure found in the "Plan of Distribution" section attached hereto as Exhibit B in the Registration Statement.

(u) Neither the Company nor any of its Subsidiaries has entered, as of the date hereof, nor shall the Company or any of its Subsidiaries, on or after the date of this Agreement, enter into any agreement with respect to its securities, that would have the effect of impairing the rights granted to the Buyers in this Agreement or otherwise conflicts with the provisions hereof.

4. Obligations of the Investors.

(a) At least five (5) Business Days prior to the first anticipated filing date of each Registration Statement, the Company shall notify each Investor in writing of the information the Company requires from each such Investor with respect to such Registration Statement. It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of a particular Investor that such Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect and maintain the effectiveness of the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request.

(b) Each Investor, by such Investor’s acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of each Registration Statement hereunder, unless such Investor has notified the Company in writing of such Investor’s election to exclude all of such Investor’s Registrable Securities from such Registration Statement.

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(c) Each Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(g) or the first sentence of 3(f), such Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until such Investor’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(g) or the first sentence of Section 3(f) or receipt of notice that no supplement or amendment is required. Notwithstanding anything to the contrary in this Section 4(c), the Company shall cause its transfer agent to deliver unlegended shares of Common Stock to a transferee of an Investor in accordance with the terms of the Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which such Investor has entered into a contract for sale prior to the Investor’s receipt of a notice from the Company of the happening of any event of the kind described in Section 3(g) or the first sentence of Section 3(f) and for which such Investor has not yet settled.

5. Expenses of Registration.

All expenses, other than underwriting discounts and commissions, incurred in connection with the registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, FINRA filing fees (if any) and fees and disbursements of counsel for the Company shall be paid by the Company. The Company shall reimburse Legal Counsel for its fees and disbursements in connection with registration, filing or qualification pursuant to Sections 2 and 3 of this Agreement, provided, however, that the total reimbursement of legal expenses to Legal Counsel shall not exceed $35,000.

6. Indemnification.

(a) To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Investor and each of its directors, officers, shareholders, members, partners, employees, agents, advisors, representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) and each Person, if any, who controls such Investor within the meaning of the 1933 Act or the 1934 Act and each of the directors, officers, shareholders, members, partners, employees, agents, advisors, representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) of such controlling Persons (each, an “Indemnified Person”), against any losses, obligations, claims, damages, liabilities, contingencies, judgments, fines, penalties, charges, costs (including, without limitation, court costs, reasonable attorneys’ fees and costs of defense and investigation), amounts paid in settlement or expenses, joint or several, (collectively, “Claims”) incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an Indemnified Person is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading or (iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement or (iv) any violation of this Agreement (the matters in the foregoing clauses (i) through (iv) being, collectively, “Violations”). Subject to Section 6(c), the Company shall reimburse the Indemnified Persons, promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person for such Indemnified Person expressly for use in connection with the preparation of such Registration Statement or any such amendment thereof or supplement thereto, if such prospectus was timely made available by the Company pursuant to Section 3(d); and (ii) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of any of the Registrable Securities by any of the Investors pursuant to Section 9.

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(b) In connection with any Registration Statement in which an Investor is participating, such Investor agrees to severally and not jointly indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors, each of its officers who signs the Registration Statement and each Person, if any, who controls the Company within the meaning of the 1933 Act or the 1934 Act (each, an “Indemnified Party”), against any Claim or Indemnified Damages to which any of them may become subject, under the 1933 Act, the 1934 Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case, to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by such Investor expressly for use in connection with such Registration Statement; and, subject to Section 6(c) and the below provisos in this Section 6(b), such Investor will reimburse an Indemnified Party any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claim; provided, however, the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld or delayed, provided further that such Investor shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to such Investor as a result of the applicable sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of any of the Registrable Securities by any of the Investors pursuant to Section 9.

(c) Promptly after receipt by an Indemnified Person or Indemnified Party (as the case may be) under this Section 6 of notice of the commencement of any action or proceeding (including, without limitation, any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party (as the case may be) shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party (as the case may be); provided, however, an Indemnified Person or Indemnified Party (as the case may be) shall have the right to retain its own counsel with the fees and expenses of such counsel to be paid by the indemnifying party if: (i) the indemnifying party has agreed in writing to pay such fees and expenses; (ii) the indemnifying party shall have failed promptly to assume the defense of such Claim and to employ counsel reasonably satisfactory to such Indemnified Person or Indemnified Party (as the case may be) in any such Claim; or (iii) the named parties to any such Claim (including, without limitation, any impleaded parties) include both such Indemnified Person or Indemnified Party (as the case may be) and the indemnifying party, and such Indemnified Person or such Indemnified Party (as the case may be) shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Person or such Indemnified Party and the indemnifying party (in which case, if such Indemnified Person or such Indemnified Party (as the case may be) notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, then the indemnifying party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the indemnifying party, provided further that in the case of clause (iii) above the indemnifying party shall not be responsible for the reasonable fees and expenses of more than one (1) separate legal counsel for such Indemnified Person or Indemnified Party (as the case may be). The Indemnified Party or Indemnified Person (as the case may be) shall reasonably cooperate with the indemnifying party in connection with any negotiation or defense of any such action or Claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person (as the case may be) which relates to such action or Claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person (as the case may be) reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent; provided, however, the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Indemnified Party or Indemnified Person (as the case may be), consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person (as the case may be) of a release from all liability in respect to such Claim or litigation, and such settlement shall not include any admission as to fault on the part of the Indemnified Party. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person (as the case may be) with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party (as the case may be) under this Section 6, except to the extent that the indemnifying party is materially and adversely prejudiced in its ability to defend such action.

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(d) The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.

(e) The indemnity and contribution agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

7. Contribution.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however: (i) no contribution shall be made under circumstances where the maker would not have been liable for indemnification under the fault standards set forth in Section 6 of this Agreement, (ii) no Person involved in the sale of Registrable Securities which Person is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) in connection with such sale shall be entitled to contribution from any Person involved in such sale of Registrable Securities who was not guilty of fraudulent misrepresentation; and (iii) contribution by any seller of Registrable Securities shall be limited in amount to the amount of net proceeds received by such seller from the applicable sale of such Registrable Securities pursuant to such Registration Statement. Notwithstanding the provisions of this Section 7, no Investor shall be required to contribute, in the aggregate, any amount in excess of the amount by which the net proceeds actually received by such Investor from the applicable sale of the Registrable Securities subject to the Claim exceeds the amount of any damages that such Investor has otherwise been required to pay, or would otherwise be required to pay under Section 6(b), by reason of such untrue or alleged untrue statement or omission or alleged omission.

8. Reports Under the 1934 Act.

With a view to making available to the Investors the benefits of Rule 144, the Company agrees to:

(a) make and keep public information available, as those terms are understood and defined in Rule 144;

(b) file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the 1934 Act so long as the Company remains subject to such requirements (it being understood and agreed that nothing herein shall limit any obligations of the Company under the Securities Purchase Agreement) and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

(c) furnish to each Investor so long as such Investor owns Registrable Securities, promptly upon request, (i) a written statement by the Company, if true, that it has complied with the reporting, submission and posting requirements of Rule 144, the 1933 Act and the 1934 Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company with the SEC if such reports are not publicly available via EDGAR, and (iii) such other information as may be reasonably requested to permit the Investors to sell such securities pursuant to Rule 144 without registration.

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9. Assignment of Registration Rights.

All or any portion of the rights under this Agreement shall be automatically assignable by each Investor to any transferee or assignee (as the case may be) of all or any portion of such Investor’s Registrable Securities or Notes if: (i) such Investor agrees in writing with such transferee or assignee (as the case may be) to assign all or any portion of such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such transfer or assignment (as the case may be); (ii) the Company is, within a reasonable time after such transfer or assignment (as the case may be), furnished with written notice of (a) the name and address of such transferee or assignee (as the case may be), and (b) the securities with respect to which such registration rights are being transferred or assigned (as the case may be); (iii) immediately following such transfer or assignment (as the case may be) the further disposition of such securities by such transferee or assignee (as the case may be) is restricted under the 1933 Act or applicable state securities laws if so required; (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this sentence such transferee or assignee (as the case may be) agrees in writing with the Company to be bound by all of the provisions contained herein; (v) such transfer or assignment (as the case may be) shall have been made in accordance with the applicable requirements of the Securities Purchase Agreement and the Notes (as the case may be); and (vi) such transfer or assignment (as the case may be) shall have been conducted in accordance with all applicable federal and state securities laws.

10. Amendment of Registration Rights.

Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Required Holders; provided that any such amendment or waiver that complies with the foregoing, but that disproportionately, materially and adversely affects the rights and obligations of any Investor relative to the comparable rights and obligations of the other Investors shall require the prior written consent of such adversely affected Investor. Any amendment or waiver effected in accordance with this Section 10 shall be binding upon each Investor and the Company, provided that no such amendment shall be effective to the extent that it (1) applies to less than all of the holders of Registrable Securities or (2) imposes any obligation or liability on any Investor without such Investor’s prior written consent (which may be granted or withheld in such Investor’s sole discretion). No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration (other than the reimbursement of legal fees) also is offered to all of the parties to this Agreement.

11. Miscellaneous.

(a) Solely for purposes of this Agreement, a Person is deemed to be a holder of Registrable Securities whenever such Person owns, or is deemed to own, of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from such record owner of such Registrable Securities.

(b) Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by electronic mail (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s email server that such e-mail could not be delivered to such recipient); or (iii) one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The mailing addresses and e-mail addresses for such communications shall be:

If to the Company:

RMX Industries, Inc.
4514 Cole Avenue, Suite 600

Dallas, Texas 75205

Attention: Chief Executive Officer
Telephone: (888) 528-2677
E-Mail: k.kit@rmx.io

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With a copy (for informational purposes only) to:

Bevilacqua PLLC
1050 Connecticut Avenue, NW, Ste 500

Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Telephone: (202) 869-0888
E-Mail: lou@bevilacquapllc.com

If to the Transfer Agent:

Transfer Online, Inc.

512 SE Salmon Street

Portland, Oregon 97214

Attention: Veronica Castro-Luna

Telephone: (503) 227-2950

E-Mail: vcastro-luna@transferonline.com

If to the Buyer:

[●]

If to Legal Counsel:

Sullivan & Worcester LLP

1251 Avenue of the Americas

New York, New York 10020

Attention: David E. Danovitch, Esq.

Telephone: (212) 660-3060

E-mail: ddanovitch@sullivanlaw.com

If to a Buyer, to its mailing address and/or email address set forth on the Schedule of Buyers attached to the Securities Purchase Agreement, with copies to such Buyer’s representatives as set forth on the Schedule of Buyers, or to such other mailing address and/or email address and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change, provided that Sullivan & Worcester LLP shall only be provided notices sent to the lead investor. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s e-mail containing the time, date and recipient’s e-mail or (C) provided by a courier or overnight courier service shall be rebuttable evidence of personal service, receipt by e-mail or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

(c) Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof. The Company and each Investor acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each party hereto shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement by any other party hereto and to enforce specifically the terms and provisions hereof (without the necessity of showing economic loss and without any bond or other security being required), this being in addition to any other remedy to which any party may be entitled by law or equity.

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(d) All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of Nevada, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Nevada or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Nevada. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of Las Vegas, Clark County, State of Nevada for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(e) If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

(f) This Agreement, the other Transaction Documents, the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein constitute the entire agreement among the parties hereto and thereto solely with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, the other Transaction Documents, the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein supersede all prior agreements and understandings among the parties hereto solely with respect to the subject matter hereof and thereof; provided, however, nothing contained in this Agreement or any other Transaction Document shall (or shall be deemed to) (i) have any effect on any agreements any Investor has entered into with the Company or any of its Subsidiaries prior to the date hereof with respect to any prior investment made by such Investor in the Company, (ii) waive, alter, modify or amend in any respect any obligations of the Company or any of its Subsidiaries or any rights of or benefits to any Investor or any other Person in any agreement entered into prior to the date hereof between or among the Company and/or any of its Subsidiaries and any Investor and all such agreements shall continue in full force and effect or (iii) limit any obligations of the Company under any of the other Transaction Documents.

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(g) Subject to compliance with Section 9 (if applicable), this Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto. This Agreement is not for the benefit of, nor may any provision hereof be enforced by, any Person, other than the parties hereto, their respective permitted successors and assigns and the Persons referred to in Sections 6 and 7 hereof.

(h) The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Agreement instead of just the provision in which they are found.

(i) This Agreement may be executed in two or more identical counterparts, each of which shall be deemed an original, but all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an email which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

(j) Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k) The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party. Notwithstanding anything to the contrary set forth in Section 10, terms used in this Agreement but defined in the other Transaction Documents shall have the meanings ascribed to such terms on the Initial Closing Date in such other Transaction Documents unless otherwise consented to in writing by each Investor.

(l) All consents and other determinations required to be made by the Investors pursuant to this Agreement shall be made, unless otherwise specified in this Agreement, by the Required Holders, determined as if all of the outstanding Notes then held by the Investors have been converted for Registrable Securities without regard to any limitations on redemption, amortization and/or conversion of the Notes then held by Investors.

(m) This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(n) The obligations of each Investor under this Agreement and the other Transaction Documents are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under this Agreement or any other Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Investor pursuant hereto or thereto, shall be deemed to constitute the Investors as, and the Company acknowledges that the Investors do not so constitute, a partnership, an association, a joint venture or any other kind of group or entity, or create a presumption that the Investors are in any way acting in concert or as a group or entity with respect to such obligations or the transactions contemplated by the Transaction Documents or any matters, and the Company acknowledges that the Investors are not acting in concert or as a group, and the Company shall not assert any such claim, with respect to such obligations or the transactions contemplated by this Agreement or any of the other the Transaction Documents. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. The use of a single agreement with respect to the obligations of the Company contained herein was solely in the control of the Company, not the action or decision of any Investor, and was done solely for the convenience of the Company and not because it was required or requested to do so by any Investor. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company and an Investor, solely, and not between the Company and the Investors collectively and not between and among Investors.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

COMPANY:

RMX INDUSTRIES, INC.

By:
Name:
Title:

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

BUYERS:

[●]

By:
Name:
Title:

SCHEDULE A

	Name of Buyers	Number of shares of Common Stock
[●]

Total

EXHIBIT A

FORM OF NOTICE OF EFFECTIVENESS
OF REGISTRATION STATEMENT

______________________
______________________
______________________
Attention: _____________

Re:	RMX Industries, Inc.

Ladies and Gentlemen:

[We are][I am] counsel to RMX Industries, Inc., a Nevada Corporation (the “Company”), and have represented the Company in connection with that certain Securities Purchase Agreement (the “Securities Purchase Agreement”) entered into by and among the Company and the buyers named therein (collectively, the “Holders”) pursuant to which the Company issued to the Holders senior secured convertible notes (the “Notes”) convertible into the Company’s shares of class A common stock, $0.001 par value per share (the “Common Stock”), Pursuant to the Securities Purchase Agreement, the Company also has entered into a Registration Rights Agreement with the Holders (the “Registration Rights Agreement”) pursuant to which the Company agreed, among other things, to register the Registrable Securities (as defined in the Registration Rights Agreement), including the shares of Common Stock issuable upon conversion of the Notes under the Securities Act of 1933, as amended (the “1933 Act”). In connection with the Company’s obligations under the Registration Rights Agreement, on ____________ ___, 20__, the Company filed a Registration Statement on Form [S-1][S-3] (File No. 333-_____________) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) relating to the Registrable Securities which names each of the Holders as a selling shareholder thereunder.

In connection with the foregoing, [we][I] advise you that [a member of the SEC’s staff has advised [us][me] by telephone that [the SEC has entered an order declaring the Registration Statement effective under the 1933 Act at [ENTER TIME OF EFFECTIVENESS] on [ENTER DATE OF EFFECTIVENESS]] [an order declaring the Registration Statement effective under the 1933 Act at [ENTER TIME OF EFFECTIVENESS] on [ENTER DATE OF EFFECTIVENESS]] has been posted on the web site of the SEC at www.sec.gov] and [we][I] have no knowledge, after a review of information posted on the website of the SEC at http://www.sec.gov/litigation/stoporders.shtml, that any stop order suspending its effectiveness has been issued or that any proceedings for that purpose are pending before, or threatened by, the SEC and the Registrable Securities are available for resale under the 1933 Act pursuant to the Registration Statement.

This letter shall serve as our standing opinion to you that the shares of Common Stock underlying the Notes are freely transferable by the Holders pursuant to the Registration Statement. You need not require further letters from us to effect any future legend-free issuance or reissuance of such shares of Common Stock to the Holders as contemplated by the Company’s Irrevocable Transfer Agent Instructions dated _________ __, 20__.

Very truly yours,

[ISSUER’S COUNSEL]

By:

CC:	[●]
[OTHER BUYERS]

EXHIBIT B

SELLING SHAREHOLDERS

The shares of Common Stock being offered by the selling shareholders are those issuable to the selling shareholders upon conversion of the notes. For additional information regarding the issuance of the notes, see “Private Placement of Notes” above. We are registering the shares of Common Stock in order to permit the selling shareholders to offer the shares for resale from time to time. Except for the ownership of the notes issued pursuant to the Securities Purchase Agreement, the selling shareholders have not had any material relationship with us within the past three years.

The table below lists the selling shareholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the shares of Common Stock held by each of the selling shareholders. The second column lists the number of shares of Common Stock beneficially owned by the selling shareholders, based on their respective ownership of shares of Common Stock and notes, as of ________, 20__, assuming conversion of the notes held by each such selling shareholder on that date but taking account of any limitations on conversion and exercise set forth therein.

The third column lists the shares of Common Stock being offered by this prospectus by the selling shareholders and does not take in account any limitations on conversion of the notes set forth therein.

In accordance with the terms of a registration rights agreement with the holders of the notes, this prospectus generally covers the resale of 100% of the maximum number of shares of Common Stock issued or issuable pursuant to the notes, including payment of interest on the notes through [DATE], determined as if the outstanding notes (including interest on the notes through [DATE]) were converted in full (without regard to any limitations on conversion contained therein solely for the purpose of such calculation) at the $[ ] floor price of the notes then in effect calculated as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. Because the conversion price and alternate conversion price of the notes may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

Under the terms of the notes, a selling shareholder may not convert the notes to the extent (but only to the extent) such selling shareholder or any of its affiliates would beneficially own a number of shares of our Common Stock which would exceed 4.99% of the outstanding shares of the Company. The number of shares in the second column reflects these limitations. The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Shareholder	Number of shares of Common Stock Owned Prior to Offering	Maximum Number of shares of Common Stock to be Sold Pursuant to this Prospectus	Number of shares of Common Stock of Owned After Offering

[●] (1)
[OTHER BUYERS]

(1)	[ ]

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock issuable upon conversion of the notes to permit the resale of these shares of Common Stock by the holders of the notes from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock.

The selling shareholders may sell all or a portion of the shares of Common Stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of Common Stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales made after the date the Registration Statement is declared effective by the SEC;

●	broker-dealers may agree with a selling security holder to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares of Common Stock under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this prospectus. In addition, the selling shareholders may transfer the shares of Common Stock by other means not described in this prospectus. If the selling shareholders effect such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of Common Stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the notes or shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling shareholders and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the Common Stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling shareholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We will pay all expenses of the registration of the shares of Common Stock pursuant to the registration rights agreement, estimated to be $[  ] in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

Exhibit 6.5

SECURITY AND PLEDGE AGREEMENT

SECURITY AND PLEDGE AGREEMENT, dated as of November 5, 2025 (this “Agreement”), made by RMX Industries, Inc., a Nevada corporation with offices located at 4514 Cole Avenue, Suite 600, Dallas, Texas 75205 (the “Company”), and each of the direct and indirect Domestic Subsidiaries (as defined below) of the Company, if any, from time to time party hereto (together with the Company, each a “Grantor” and, collectively, the “Grantors”), in favor of [●], with an office located at [●], in its capacity as collateral agent (together with its successors and assignees, in such capacity, the “Collateral Agent”) for the Noteholders (as defined below) party to the Securities Purchase Agreement (as defined below).

W I T N E S S E T H:

WHEREAS, the Company is party to that certain Securities Purchase Agreement, dated as of October 15, 2025 (as amended, modified, supplemented, extended, renewed, restated or replaced from time to time in accordance with the terms thereof, the “Securities Purchase Agreement”) by and among the Company and each party listed as a “Buyer” on the Schedule of Buyers attached thereto (each a “Buyer” and collectively, the “Buyers”), pursuant to which the Company shall be required to sell, and the Buyers shall purchase or have the right to purchase, the Notes (as defined in the Securities Purchase Agreement) issued pursuant thereto (as such Notes may be amended, modified, supplemented, extended, renewed, restated or replaced from time to time in accordance with the terms thereof, collectively, the “Notes”);

WHEREAS, certain Grantors (other than the Company) from time to time (each a “Guarantor” and collectively, the “Guarantors”) may execute and deliver one or more guarantees (each, a “Guaranty” and collectively, the “Guaranties”) in form and substance acceptable to and in favor of the Collateral Agent, for the ratable benefit of itself and the Noteholders, with respect to the Company’s obligations under the Securities Purchase Agreement, the Notes and the other Transaction Documents (as defined in the Securities Purchase Agreement);

WHEREAS, it is a condition precedent to the Buyers’ obligation to purchase the Notes that the Grantors shall have executed and delivered to the Collateral Agent this Agreement providing for the grant to the Collateral Agent, for the ratable benefit of itself and the Noteholders, of a valid, enforceable, and perfected security interest in all assets of each Grantor to secure all of the Company’s obligations under the Transaction Documents and the Guarantors’ obligations under the Guaranties, as applicable; and

WHEREAS, the Grantors are Affiliates that are part of a common enterprise such that each Grantor will derive substantial direct and indirect financial and other benefits from the consummation of the transactions contemplated under the Transaction Documents and, accordingly, the consummation of such transactions are in the best interests of each Grantor;

NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyers to perform under the Securities Purchase Agreement, each Grantor agrees with the Collateral Agent, for the ratable benefit of the Collateral Agent and the Noteholders, as follows:

SECTION 1. Definitions.

(a) Reference is hereby made to the Securities Purchase Agreement and the Notes for a statement of the terms thereof. All terms used in this Agreement and the recitals hereto which are defined in the Securities Purchase Agreement, the Notes or in the Code, and which are not otherwise defined herein shall have the same meanings herein as set forth therein; provided that terms used herein which are defined in the Code on the date hereof shall continue to have the same meaning notwithstanding any replacement or amendment of the Code except (i) to the extent that the Code of any particular jurisdiction has been or shall be amended to incorporate provisions based upon or substantially similar to the 2022 Amendments, references to terms defined in (or amended by) such amendments are used (or shall be used, as of the date of such amendments) herein as so defined (or amended) as adopted by and in effect in such jurisdiction, (ii) to the extent that the Code of any particular jurisdiction has not been amended to incorporate provisions based upon or substantially similar to the 2022 Amendments, references to terms defined in the 2022 Amendments shall be used herein with respect to such jurisdiction as if the Code of such jurisdiction were amended to incorporate the provisions of the 2022 Amendments as provided in the 2022 Amendments and (iii) as the Collateral Agent may otherwise determine in its sole and absolute discretion.

(b) Without limiting the generality of, and subject to the proviso at the end of, Section 1(a) of this Agreement, the following terms shall have the respective meanings provided for in the Code: “Accounts”, “Account Debtor”, “Cash Proceeds”, “Certificate of Title”, “Chattel Paper”, “Commercial Tort Claim”, “Commodity Account”, “Commodity Contracts”, “Deposit Account”, “Documents”, “Electronic Chattel Paper”, “Electronic Document”, “Electronic Money”, “Equipment”, “Financial Assets”, “Fixtures”, “General Intangibles”, “Goods”, “Instruments”, “Inventory”, “Investment Property”, “Letter-of-Credit Rights”, “Noncash Proceeds”, “Payment Intangibles”, “Proceeds”, “Promissory Notes”, “Security”, “Record”, “Security Account”, “Security Entitlement”, “Software”, “Supporting Obligations” and “Uncertificated Securities”.

(c) As used in this Agreement, the following terms shall have the respective meanings indicated below, such meanings to be applicable equally to both the singular and plural forms of such terms:

“2022 Amendments” means the Uniform Commercial Code Amendments (2022) approved and recommended for enactment in all the states by the Uniform Law Commission (Nat’l Conf. of Commissioners on Unif. State Laws, 2022).

“Affiliate” of any Person means any other Person which, directly or indirectly, controls or is controlled by or is under common control with such Person and any officer or director of such Person. Without limiting the generality of the foregoing, a Person shall be deemed to be “controlled by” any other Person if such Person possesses, directly or indirectly, power to vote 10% or more of the securities (on a fully diluted basis) having ordinary voting power for the election of directors or managers or power to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

“Bankruptcy Code” means Chapter 11 of Title 11 of the United States Code, 11 U.S.C §§ 101 et seq. (or other applicable bankruptcy, insolvency or similar laws).

“Bankruptcy Event of Default” shall have the meaning set forth in the Notes.

“Blocked Custodial Accounts” means each Custodial Account listed on Schedule IV under the heading “Custodial Accounts” and designated as “Blocked” therein.

“Blocked Deposit Amount” shall have the meaning set forth in Section 7(i) hereof.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any Governmental Authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

“Buyer” or “Buyers” shall have the meaning set forth in the recitals hereto.

2

“Capital Stock” means (i) with respect to any Person that is a corporation or a company, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock (including, without limitation, any warrants, options, rights or other securities exercisable or convertible into equity interests or securities of such Person), and (ii) with respect to any Person that is not an individual or a corporation, any and all partnership, membership, trust or other equity interests of such Person.

“Closing Date”, “Initial Closing Date” and “Additional Closing Date” shall have the respective meanings set forth in the Securities Purchase Agreement.

“Code” means the Uniform Commercial Code as in effect from time to time in the State of New York; provided that, if perfection or the effect of perfection or non-perfection or the priority of any security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, “Code” means the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority.

“Collateral” shall have the meaning set forth in Section 3(a) of this Agreement.

“Collateral Agent” shall have the meaning set forth in the preamble hereto. “Company” shall have the meaning set forth in the preamble hereto.

“Control” means (i) with respect to any deposit account, “control”, within the meaning of Section 9-104 of the Code, (ii) with respect to any securities account, security entitlement, commodity contract or commodity account, control within the meaning of Section 9-106 of the Code, (iii) with respect to any uncertificated security, control within the meaning of Section 8-106(c) of the Code, (iv) with respect to any certificated security, control within the meaning of Section 8-106(a) or (b) of the Code, (v) with respect to any Electronic Chattel Paper, control within the meaning of Section 9-105 of the Code, (vi) with respect to any Electronic Documents, control within the meaning of Section 7-106 of the Code, (vii) with respect to any Controllable Electronic Record, control within the meaning of Section 12-105 of the Code, (viii) with respect to letter-of-credit rights, control within the meaning of Section 9-107 of the Code, (ix) with respect to any Transferable Record, control within the meaning of Section 201 of the Federal Electronic Signatures in Global and National Commerce Act or in Section 16 of the UETA as in effect in the jurisdiction relevant to such Transferable Record, and (x) with respect to money, insofar as not otherwise covered under clauses (i) through (ix), the possession or legal right to possess and exercise exclusive control with respect to such money by way of exercise of power of attorney, right to assignment, escrow agreement, irrevocable letter of direction, physical possession or other right or power granted to the Collateral Agent by the applicable Grantor.

“Controlled Account Agreement” means a deposit account control agreement or securities account control agreement with respect to a Pledged Account, pursuant to which the Collateral Agent is granted Control over such Pledged Account in a manner that perfects its security interest in such Pledged Account under applicable law, all in form and substance satisfactory to the Collateral Agent, as the same may be amended, modified, supplemented, extended, renewed, restated or replaced from time to time.

“Controlled Account Institution” shall have the meaning set forth in Section 6(i) of this Agreement.

“Controlled Accounts” means the Deposit Accounts, Commodity Accounts, Securities Accounts, Foreign Currency Controlled Account and/or Custodial Accounts of the Grantors listed on Schedule IV attached hereto.

3

“Copyright Licenses” means all licenses, contracts or other agreements, whether written or oral, naming any Grantor as licensee or licensor and providing for the grant of any right to use or sell any works covered by any Copyright (including, without limitation, all Copyright Licenses set forth in Schedule II hereto).

“Copyrights” means all domestic and foreign copyrights, whether registered or not, including, without limitation, all copyright rights throughout the universe (whether now or hereafter arising) in any and all media (whether now or hereafter developed), in and to all original works of authorship fixed in any tangible medium of expression, acquired or used by any Grantor (including, without limitation, all copyrights described in Schedule II hereto), all applications, registrations and recordings thereof (including, without limitation, applications, registrations and recordings in the United States Copyright Office or in any similar office or agency of the United States or any other country or any political subdivision thereof), and all reissues, divisions, continuations, continuations in part and extensions or renewals thereof.

“Custodial Accounts” means any Deposit Account, Securities Account, location, wallet, address, or storage device used as the location at which Collateral is located, including, without limitation, all wallets and similar accounts maintained with a Custodian.

“Custodian” means any custodian, securities intermediary, brokerage, exchange or other Person who provides brokerage account, deposit account, securities account, or other similar treasury, account (including electronic wallets) or cash (whether tangible or electronic) management services for purposes of maintaining, holding, trading, receiving, disposing or otherwise conducting transactions involving Collateral.

“Domestic Subsidiary” means any Subsidiary other than a Foreign Subsidiary.

“Event of Default” shall have the meaning set forth in Section 4(a) of the Notes.

“Excluded Collateral” means such portion of the voting Capital Stock of any Foreign Subsidiary in excess of 65% of the issued and outstanding voting Capital Stock of such Foreign Subsidiary at any time the pledging of more than 65% of the total outstanding voting Capital Stock of such Foreign Subsidiary would result in a material adverse tax consequence to a Grantor.

“Foreign Currency Controlled Accounts” means any Controlled Account of a Grantor or any of its Subsidiaries holding a deposit denominated in a currency other than United States dollar.

“Foreign Subsidiary” means any Subsidiary of a Grantor organized under the laws of a jurisdiction other than the United States, any of the states thereof, Puerto Rico or the District of Columbia.

“GAAP” means U.S. generally accepted accounting principles consistently applied.

“Governmental Authority” means any nation or government, any Federal, state, city, town, municipality, county, local, foreign or other political subdivision thereof or thereto and any department, commission, board, bureau, court, tribunal, instrumentality, agency or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Guaranteed Obligations” shall have the meaning set forth in Section 2 of each Guaranty.

“Guarantor” or “Guarantors” shall have the meaning set forth in the recitals hereto.

“Guaranty” or “Guaranties” shall have the meaning set forth in the recitals hereto.

4

“Insolvency Proceeding” means any proceeding commenced by or against any Person under any provision of the Bankruptcy Code or under any other bankruptcy or insolvency law or law for the relief of debtors, any proceeding relating to assignments for the benefit of creditors, formal or informal moratoria, compositions, or extensions generally with creditors, or any proceeding seeking reorganization, arrangement, or other similar relief.

“Intellectual Property” means, collectively, all intellectual property rights and assets, and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, under the applicable laws of any jurisdiction throughout the world, whether registered or unregistered, including, without limitation, any and all: (a) Trademarks; (b) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority, web addresses, web pages, websites and related content; (c) accounts with YouTube, LinkedIn, Twitter, Instagram, Facebook and other social media companies and the content found thereon (to the extent that such accounts and content are transferable pursuant to the terms, conditions, and policies of each applicable social media platform); (d) Copyrights; (e) Patents; and (f) business and technical information, databases, data collections and other confidential and proprietary information and all rights therein.

“Intellectual Property Security Agreement” means the Intellectual Property Security Agreement required to be delivered pursuant to Section 6(h)(i) of this Agreement, substantially in the form attached hereto as Exhibit A.

“Licenses” means, collectively, the Copyright Licenses, the Trademark Licenses and the Patent Licenses.

“Lien” means any mortgage, lien, pledge, charge, security interest, adverse claim or other encumbrance upon or in any property or assets.

“Lockbox Price Failure” means, with respect to a particular date of determination, the VWAP of the Common Stock on any Trading Day during the thirty (30) Trading Day period ending on the Trading Day immediately preceding such date of determination fails to exceed $6.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions occurring after the Issuance Date of the applicable Note) (each, a “Lockbox Price Measuring Period”). All such determinations to be appropriately adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions during any such measuring period.

“Lockbox Release Amount” means, with respect to any given Lockbox Release Event, such amount of cash as specified in the applicable clause of the definition of “Lockbox Release Event”.

“Lockbox Release Event” means, as applicable, (i) with respect to any voluntary conversion of a Note, each of (A) the Company’s receipt of a Conversion Notice pursuant to such Note executed by the Buyer in which all, or any part, of the Conversion Amount to be converted includes any Restricted Principal and (B) the Company’s receipt of written confirmation by the Buyer that the Common Stock issued pursuant to such Conversion Notice have been properly delivered in accordance with Section 3(c) of such Note (in each case, as adjusted, if applicable, to reflect the withdrawal of any Conversion Notice, in whole or in part, by the Buyer, whether pursuant to such Note or otherwise), the amount of cash from the Blocked Custodial Account equal to the lesser of (x) the remaining cash (and/or other assets) in the Blocked Custodial Account and (y) such portion of the cash (and/or other assets) in the Blocked Custodial Account represented by Restricted Principal subject to conversion in such applicable Conversion Notice, (ii) the Company’s receipt of a notice by the Buyer voluntarily electing to effect a release of all, or any part, of any cash (and/or other assets) then held in the Blocked Custodial Account, (iii) on the thirtieth (30th) calendar day following the Uplisting (and on the first (1st) Trading Day of each calendar month thereafter), if no Equity Conditions Failure (as defined in such Note) then exists and, as of such date of determination, no Lockbox Volume Failure (as defined below) or Lockbox Price Failure (as defined below) then exists, the lesser of (x) the remaining cash (and/or other assets) in the Blocked Custodial Account and (y) the applicable Market Release Amount of cash then held in the Blocked Custodial Account, but not with respect to any other cash (and/or other assets) then held in the Blocked Custodial Account or (iv) if for any consecutive thirty (30) Trading Day period after the Issuance Date (as defined in the applicable Note), no Equity Conditions Failure (as defined in the applicable Note) exists and, as of such date of determination, no Lockbox Volume Failure (as defined below) or Lockbox Price Failure (as defined below) then exists, as applicable, and the Company delivers a written notice to the Buyer and the Collateral Agent certifying to the foregoing (each, a “Market Release Event”), solely with respect to the applicable Market Release Amount, but not with respect to any other cash (and/or other assets) then held in the Blocked Custodial Account; provided that only one (1) Market Release Event may occur in any thirty (30) Trading Day period.

5

“Lockbox Volume Failure” means, with respect to a particular date of determination, the aggregate daily dollar trading volume (as reported on Bloomberg) of the Common Stock on the Principal Market on any Trading Day during the thirty (30) Trading Day period ending on the Trading Day immediately preceding such date of determination, is less than $5,000,000.

“Market Release Amount” means, with respect to any given Lockbox Release Event, the lesser of (A) the remaining cash in the Blocked Custodial Account and (B) the difference of (x) $1,000,000 less (y) the aggregate amount of cash released from the Blocked Custodial Account to the Company during the applicable Lockbox Price Measuring Period, if any.

“Noteholders” means, at any time, the holders of the Notes at such time.

“Notes”, “Initial Notes” and “Additional Notes” shall have the respective meanings set forth in the Securities Purchase Agreement.

“Obligations” shall have the meaning set forth in Section 4 of this Agreement.

“Paid in Full” or “Payment in Full” means the latest to occur of the following: (a) the indefeasible payment in full in cash of all of the Obligations; (b) no principal amount in respect of any Notes issued by the Grantors pursuant to the Securities Purchase Agreement remains outstanding (whether such Notes have been converted or exchanged in full or otherwise satisfied in accordance with the terms of the Securities Purchase Agreement); and (c) the ability of the Grantors and the Buyers to conduct Additional Closings and the Grantors to issue Additional Notes have been fully terminated or exhausted in accordance with the terms of the Securities Purchase Agreement.

“Patent Licenses” means all licenses, contracts or other agreements, whether written or oral, naming any Grantor as licensee or licensor and providing for the grant of any right to manufacture, use or sell any invention covered by any Patent (including, without limitation, all Patent Licenses set forth in Schedule II hereto).

“Patents” means all domestic and foreign letters patent, design patents, utility patents, industrial designs, inventions, trade secrets, ideas, concepts, methods, techniques, processes, proprietary information, technology, know-how, formulae, rights of publicity and other general intangibles of like nature, now existing or hereafter acquired (including, without limitation, all domestic and foreign letters patent, design patents, utility patents, industrial designs, inventions, trade secrets, ideas, concepts, methods, techniques, processes, proprietary information, technology, know-how and formulae described in Schedule II hereto), all applications, registrations and recordings thereof (including, without limitation, applications, registrations and recordings in the United States Patent and Trademark Office, or in any similar office or agency of the United States or any other country or any political subdivision thereof), and all reissues, reexaminations, divisions, continuations, continuations in part and extensions or renewals thereof.

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“Perfection Requirement” or “Perfection Requirements” shall have the meaning set forth in Section 5(j) of this Agreement.

“Person” means an individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization, joint venture or other enterprise or entity or Governmental Authority.

“Pledged Accounts” means all of each Grantor’s right, title and interest in all of its Deposit Accounts, Commodity Accounts, Securities Accounts (in all cases, including, without limitation, all Controlled Accounts and Foreign Currency Control Accounts) and other Custodial Accounts.

“Pledged Collateral” shall have the meaning set forth in Section 2(a).

“Pledged Debt” shall have the meaning set forth in Section 2(a).

“Pledged Entity” means, each Person listed from time to time on Schedule IV hereto as a “Pledged Entity”, together with each other Person, any right in or interest in or to all or a portion of whose Securities or Capital Stock is acquired or otherwise owned by a Grantor on or after the date hereof.

“Pledged Equity” means all of each Grantor’s right, title and interest in and to all of the Securities and Capital Stock now or hereafter owned by such Grantor (including, without limitation, those interests listed opposite the name of such Grantor on Schedule IV), regardless of class or designation, including all substitutions therefor and replacements thereof, all proceeds thereof and all rights relating thereto, also including, without limitation, any certificates representing such Securities and/or Capital Stock, the right to receive any certificates representing any of such Securities and/or Capital Stock, all warrants, options, subscription, share appreciation rights and other rights, contractual or otherwise, in respect thereof, and the right to receive dividends, distributions of income, profits, surplus, or other compensation by way of income or liquidating distributions, in cash or in kind, and cash, instruments, and other property from time to time received, receivable, or otherwise distributed in respect of or in addition to, in substitution of, on account of, or in exchange for any or all of the foregoing.

“Pledged Operating Agreements” means all of each Grantor’s rights, powers and remedies under the limited liability company operating agreements of each of the Pledged Entities that is a limited liability company, as may be amended, modified, supplemented, extended, renewed, restated or replaced from time to time.

“Pledged Partnership Agreements” means all of each Grantor’s rights, powers, and remedies under the general or limited partnership agreements of each of the Pledged Entities that is a general or limited partnership, as may be amended, modified, supplemented, extended, renewed, restated or replaced from time to time.

“Pledged Securities” means any Promissory Notes, stock certificates, limited liability membership interests or other Securities, certificates or Instruments now or hereafter included in the Pledged Collateral, including all Pledged Equity, Pledged Debt and all other certificates, instruments or other documents representing or evidencing any Pledged Collateral.

“Second Closing Net Proceeds Amount” shall mean an amount equal to the result of (i) $3,000,000, minus (ii) $90,000, minus (iii) the amount of any transaction fees, costs and expenses (including, without limitation, reasonable legal fees, costs, expenses, and disbursements of counsel) paid by the Grantors in connection with the occurrence of the transactions occurring in connection with the occurrence of the Second Closing Date.

“Securities Purchase Agreement” shall have the meaning set forth in the recitals hereto.

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“Required Holders” shall have the meaning set forth in Section 9(e) of the Securities Purchase Agreement.

“Restricted Principal” means, as of any given date, the difference of (i) all cash held in the Blocked Custodial Account as of the applicable closing date of the issuance of the applicable Note and (ii) all cash released from the Blocked Custodial Account to the Company (or at the Company’s direction) on or prior to such given date.

“Subsidiary” means any Person in which a Grantor directly or indirectly, (i) owns any of the outstanding Capital Stock or holds any equity or similar interest of such Person or (ii) controls or operates all or any part of the business, operations or administration of such Person, and all of the foregoing, collectively, “Subsidiaries”.

“Trademark Licenses” means all licenses, contracts or other agreements, whether written or oral, naming any Grantor as licensor or licensee and providing for the grant of any right concerning any Trademark, together with any goodwill connected with and symbolized by any such licenses, contracts or agreements and the right to prepare for sale or lease and sell or lease any and all Inventory now or hereafter owned by any Grantor and now or hereafter covered by such licenses, contracts or agreements (including, without limitation, all Trademark Licenses described in Schedule II hereto).

“Trademarks” means all domestic and foreign trademarks, service marks, collective marks, certification marks, trade names, business names, d/b/a’s, assumed names, Internet domain names, trade styles, designs, logos and other source or business identifiers and all general intangibles of like nature, now or hereafter owned, adopted, acquired or used by any Grantor (including, without limitation, all domestic and foreign trademarks, service marks, collective marks, certification marks, trade names, business names, d/b/a’s, assumed names, Internet domain names, trade styles, designs, logos and other source or business identifiers described in Schedule II hereto), all applications, registrations and recordings thereof (including, without limitation, applications, registrations and recordings in the United States Patent and Trademark Office or in any similar office or agency of the United States, any state thereof or any other country or any political subdivision thereof), and all reissues, extensions or renewals thereof, together with all goodwill of the business symbolized by such marks and all customer lists, formulae and other Records of any Grantor relating to the distribution of products and services in connection with which any of such marks are used.

“Transferable Record” means a “transferable record” as defined in the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, the UETA of any applicable jurisdiction or any similar state law based on the UETA.

“UETA” means the Uniform Electronic Transactions Act.

“Uplisting” means the occurrence of all of the Common Stock (as defined in the Securities Purchase Agreement) being listed on a nationally recognized stock exchange based in the United States of America.

SECTION 2.Pledge of Pledged Collateral.

(a) As collateral security for the due and punctual payment and performance in full of the Obligations, as and when due, each Grantor hereby assigns and pledges to the Collateral Agent, its successors and permitted assigns, and hereby grants to the Collateral Agent, its successors and permitted assigns, for the ratable benefit of the Collateral Agent and the Noteholders, a continuing Lien on and security interest in, all of such Grantor’s right, title and interest in, to and under all of the following, wherever located and whether now or hereafter existing and whether now owned or hereafter acquired: (i) the Pledged Equity; (ii) all Promissory Notes, Securities and Instruments evidencing debt now owned or at any time hereafter acquired by it (including, without limitation, those listed opposite the name of such Grantor on Schedule IV) (collectively, the “Pledged Debt”); (iii) subject to Section 2(g) and 2(h), all payments of principal or interest, dividends, distributions, cash, Promissory Notes, Securities, Instruments and other property from time to time received, receivable or otherwise distributed in respect of, in exchange for or upon the conversion of, and all other Proceeds received in respect of, the Pledged Equity and the Pledged Debt; (iv) all rights and privileges of such Grantor with respect to the Securities and other property referred to in clauses (i), (ii), and (iii) above; and (v) all Proceeds of, and Security Entitlements in respect of, any of the foregoing (the items referred to in clauses (i) through (v) above being collectively referred to as the “Pledged Collateral”); provided that the Pledged Collateral shall not include any item referred to in clauses (i) through (v) above if, for so long as and to the extent such item constitutes Excluded Collateral.

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(b) On each Closing Date (in the case of any Grantor that grants a Lien on any of its assets hereunder on the Initial Closing Date) and on each Additional Closing Date and the date on which it becomes a party to this Agreement pursuant to Section 6(m) (in the case of any other Grantor), each Grantor shall deliver or cause to be delivered to the Collateral Agent any and all Pledged Securities (other than any Uncertificated Securities, but only for so long as such Securities remain uncertificated) to the extent such Pledged Securities, in the case of Promissory Notes and other Instruments evidencing debt, are required to be delivered pursuant to Section 2(c). Thereafter, whenever such Grantor acquires any other Pledged Security (other than any Uncertificated Securities, but only for so long as such Uncertificated Securities remain uncertificated), such Grantor shall promptly, and in any event within 30 days (or such longer period as the Collateral Agent may agree to in writing), deliver or cause to be delivered to the Collateral Agent such Pledged Security as Collateral hereunder to the extent such Pledged Securities, in the case of Promissory Notes and Instruments evidencing debt, are required to be delivered pursuant to Section 2(c).

(c) Each Grantor will cause all debt for borrowed money in an aggregate principal amount of $100,000 or more owed to such Grantor by any other Person to be evidenced by a duly executed Promissory Note, and shall cause each such Promissory Note to be pledged and delivered to the Collateral Agent, (i) on the Initial Closing Date, in the case of any such debt existing on the date hereof (or, in the case of any Grantor that becomes a party hereto after the date hereof, on the date such Grantor becomes a party hereto, in the case of any such debt existing on such date) or (ii) promptly following the incurrence thereof, in the case of any such debt incurred after the date hereof (or such other date), in each case pursuant to the terms hereof.

(d) Upon delivery to the Collateral Agent, (i) any Pledged Securities required to be delivered pursuant to Section 2(b) and/or 2(c) shall be accompanied by undated stock or note powers duly executed by the applicable Grantor in blank or other instruments of transfer reasonably satisfactory to the Collateral Agent and by such other instruments and documents as the Collateral Agent may reasonably request in order to effect the transfer of such Pledged Securities and (ii) all other property comprising part of the Pledged Collateral required to be delivered pursuant to Section 2(b) and/or 2(c) shall be accompanied by undated proper instruments of assignment duly executed by the applicable Grantor and such other instruments or documents as the Collateral Agent may reasonably request in order to effect transfer of such Pledged Collateral. Each delivery of Pledged Securities or other Pledged Collateral shall be accompanied by a schedule describing such Pledged Securities or Pledged Collateral, as the case may be, which schedule shall be deemed to supplement Schedule IV and be made a part hereof; provided that failure to attach any such schedule hereto shall not affect the validity of such pledge of such Pledged Securities. Each schedule so delivered shall supplement any prior schedules so delivered.

(e) The assignment, pledge, Lien and security interest granted in Section 2(a) are granted as security only and shall not subject the Collateral Agent or any Noteholder to, or in any way alter or modify, any obligation or liability of any Grantor with respect to or arising out of the Pledged Collateral.

(f) If an Event of Default shall occur and be continuing, (a) the Collateral Agent, shall have the right (in its sole and absolute discretion) to cause each of the Pledged Securities to be transferred of record into the name of the Collateral Agent or into the name of its nominee (as pledgee or as sub-agent) or the name of the applicable Grantor, endorsed or assigned in blank or in favor of the Collateral Agent and (b) to the extent permitted by the documentation governing such Pledged Securities and applicable law, the Collateral Agent shall have the right to exchange the certificates representing Pledged Securities for certificates of smaller or larger denominations for any purpose consistent with this Agreement. Each Grantor will promptly give to the Collateral Agent copies of any material notices received by it with respect to Pledged Securities registered in the name of such Grantor. Each Grantor will take any and all actions reasonably requested by the Collateral Agent to facilitate compliance with this Section 2(f).

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(g) Unless and until an Event of Default shall have occurred and be continuing and, other than in the case of an Event of Default caused by a Bankruptcy Event, the Collateral Agent shall have notified the Grantors that the rights of the Grantors under this Section 2(g) are being suspended:

(i) Each Grantor shall be entitled to exercise any and all voting and/or other consensual rights and powers inuring to an owner of Pledged Collateral or any part thereof for any purpose consistent with the terms of this Agreement and the other Transaction Documents.

(ii) The Collateral Agent shall promptly execute and deliver to each Grantor, or cause to be executed and delivered to such Grantor, all such proxies, powers of attorney and other instruments as such Grantor may reasonably request in writing for the purpose of enabling such Grantor to exercise the voting and/or consensual rights and powers it is entitled to exercise pursuant to Section 2(g)(i), in each case as shall be specified in such request.

(iii) Each Grantor shall be entitled to receive and retain any and all dividends, interest, principal and other distributions paid on or distributed in respect of the Pledged Collateral, to the extent (and only to the extent) that such dividends, interest, principal and other distributions are permitted by, the other Transaction Documents and applicable laws; provided that any noncash dividends, interest, principal or other distributions that would constitute Pledged Equity or Pledged Debt, whether resulting from a subdivision, combination or reclassification of the outstanding equity interests of the issuer of any Pledged Securities or received in exchange for Pledged Securities or any part thereof, or in redemption thereof, or as a result of any merger, consolidation, acquisition or other exchange of assets to which such issuer may be a party or otherwise, shall be and become part of the Pledged Collateral, and, if received by any Grantor, shall be held in trust for the benefit of the Collateral Agent and shall, to the extent required by Section 2(b) and/or 2(c) be forthwith delivered to the Collateral Agent in the same form as so received (with any necessary endorsement or documents set forth in Section 2(d) or as otherwise reasonably requested by the Collateral Agent). So long as no Event of Default has occurred and is continuing, the Collateral Agent shall promptly deliver to each Grantor any Pledged Securities in its possession if requested to be delivered to the issuer thereof in connection with any exchange or redemption of such Pledged Securities.

(h) Upon the occurrence and during the continuance of an Event of Default and, other than in the case of an Event of Default caused by a Bankruptcy Event, after the Collateral Agent shall have simultaneously notified the Grantors of the suspension of the rights of the Grantors under Section 2(g)(iii), all rights of any Grantor to dividends, interest, principal or other distributions that such Grantor is authorized to receive pursuant to Section 2(g)(iii) shall cease, and all such rights shall thereupon become vested in the Collateral Agent, which shall have the sole and exclusive right and authority to receive and retain such dividends, interest, principal or other distributions as part of the Pledged Collateral, subject to Section 2(k) and the last sentence of this Section 2(h). All dividends, interest, principal or other distributions received by any Grantor contrary to the provisions of Section 2(g) or this Section 2(h) shall be held in trust for the benefit of the Collateral Agent and shall be forthwith delivered to the Collateral Agent upon demand in the same form as so received (with any necessary endorsement reasonably requested by the Collateral Agent). Any and all money and other property paid over to or received by the Collateral Agent pursuant to the provisions of Section 2(g) and/or this Section 2(h) shall be retained by the Collateral Agent in an account to be established by the Collateral Agent upon receipt of such money or other property, shall be held as security for the payment and performance of the Obligations and shall be applied in accordance with the provisions of Section 9. After all Events of Default have been waived, and the Grantors have delivered to the Collateral Agent a certificate of an executive officer to such effect, the Collateral Agent shall promptly repay to each Grantor (without interest) all dividends, interest, principal or other distributions that such Grantor would otherwise be permitted to retain pursuant to the terms of Section 2(g)(iii) in the absence of an Event of Default and that remain in such account.

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(i) Upon the occurrence and during the continuance of an Event of Default and, other than in the case of an Event of Default caused by a Bankruptcy Event, after the Collateral Agent shall have simultaneously notified the Grantors of the suspension of the rights of the Grantors under Section 2(g)(i), all rights of any Grantor to exercise the voting and consensual rights and powers it is entitled to exercise pursuant to Section 2(g)(i), and the obligations of the Collateral Agent under Section 2(g)(ii), shall cease, and all such rights shall thereupon become vested in the Collateral Agent, which shall have the sole and exclusive right and authority to exercise such voting and consensual rights and powers subject to Section 2(k) and the last sentence of this Section 2(i); provided that, the Collateral Agent shall have the right from time to time following and during the continuance of an Event of Default to permit the Grantors to exercise such rights. After all Events of Default have been waived, and the Grantors have delivered to the Collateral Agent a certificate of an executive officer to such effect, each Grantor shall have the exclusive right to exercise the voting and/or consensual rights and powers that such Grantor would otherwise be entitled to exercise pursuant to the terms of Section 2(g)(i), and the obligations of the Collateral Agent under Section 2(g)(ii) shall be reinstated.

(j) Any notice given by the Collateral Agent to the Grantors under Section 2(f), Section 2(g), Section 2(h) or Section 2(i): (i) may be given by telephone if promptly confirmed in writing; (ii) may be given with respect to one or more of the Grantors at the same or different times; and (iii) may suspend the rights of the Grantors under Section 2(g)(i) or 2(g)(iii) in part without suspending all such rights (as specified by the Collateral Agent in its sole and absolute discretion) and without waiving or otherwise affecting the Collateral Agent’s rights to give additional notices from time to time suspending other rights so long as an Event of Default has occurred and is continuing.

(k) Nothing contained in this Agreement shall be construed to make the Collateral Agent or any Buyer liable as a member of any company or limited liability company or as a partner of any partnership, and neither the Collateral Agent nor any Buyer by virtue of this Agreement or otherwise (except as referred to in the following sentence) shall have any of the duties, obligations or liabilities of a member of any limited liability company or as a partner in any partnership. The parties hereto expressly agree that, unless the Collateral Agent shall become the absolute owner of Pledged Equity consisting of a limited liability company interest or a partnership interest pursuant hereto, this Agreement shall not be construed as creating a partnership or joint venture among the Collateral Agent, any Buyer, any Grantor and/or any other Person.

SECTION 3.Grant of Security Interest.

(a) As collateral security for the due and punctual payment and performance in full of the Obligations, as and when due, each Grantor hereby pledges and assigns to the Collateral Agent, its successors and permitted assigns, and hereby grants to the Collateral Agent, its successors and permitted assigns, for the ratable benefit of the Collateral Agent and the Noteholders, a continuing Lien on and security interest in, all of such Grantor’s right, title and interest in, to and under all personal property and assets of such Grantor, wherever located and whether now or hereafter existing and whether now owned or hereafter acquired, of every kind, nature and description, whether tangible or intangible (together with the Pledged Collateral, the “Collateral”), including, without limitation, the following:

(i) all Accounts (whether tangible or electronic);

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(ii) all Chattel Paper (whether tangible or Electronic Chattel Paper);

(iii) all Commercial Tort Claims, including, without limitation, those specified on Schedule VI hereto;

(iv) all Documents (including, if applicable, electronic Documents);

(v) all Equipment;

(vi) all Fixtures;

(vii) all General Intangibles (including, without limitation, all Payment Intangibles (whether tangible or electronic));

(viii) all Goods;

(ix) all Instruments;

(x) all Inventory;

(xi) all Investment Property (and, regardless of whether classified as Investment Property under the Code, all Pledged Equity, Pledged Operating Agreements and Pledged Partnership Agreements);

(xii) all Intellectual Property and all Licenses;

(xiii) all Letter-of-Credit Rights;

(xiv) all Pledged Accounts, all cash and other property from time to time deposited therein, and all monies (whether tangible or electronic) and property in the possession or under the control of the Collateral Agent or any Noteholder or any Affiliate, representative, agent or correspondent of the Collateral Agent or any such Noteholder;

(xv) all Supporting Obligations;

(xvi) All controllable accounts, controllable electronic records, controllable payment intangibles, Electronic Chattel Paper, Electronic Documents, Electronic Money and Transferable Records;

(xvii) all other tangible and intangible personal property of each Grantor (whether or not subject to the Code), including, without limitation, all Deposit Accounts and other accounts and all cash and all investments therein, all proceeds, products, offspring, accessions, rents, profits, income, benefits, substitutions and replacements of and to any of the property of any Grantor described in the preceding clauses of this Section 3(a) (including, without limitation, any proceeds of insurance thereon and all causes of action, claims and warranties now or hereafter held by each Grantor in respect of any of the items listed above), and all books, correspondence, files and other Records, including, without limitation, all tapes, desks, cards, Software, data and computer programs in the possession or under the control of any Grantor or any other Person from time to time acting for any Grantor, in each case, to the extent of such Grantor’s rights therein, that at any time evidence or contain information relating to any of the property described in the preceding clauses of this Section 3(a) or are otherwise necessary or helpful in the collection or realization thereof; and

(xviii) all Proceeds, including all Cash Proceeds and Noncash Proceeds, and products of any and all of the foregoing Collateral; in each case howsoever any Grantor’s interest therein may arise or appear (whether by ownership, security interest, claim or otherwise).

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(b) Notwithstanding anything herein to the contrary, the term “Collateral” shall not include any Excluded Collateral.

(c) Each Grantor agrees not to further encumber, or permit any other Lien to exist that encumbers, any of its Intellectual Property, including, without limitation, any of its Copyrights, Copyright applications, Copyright registrations and like protections in each work of authorship and derivative work, whether published or unpublished, Licenses, Patents, Patent applications and like protections, including, without limitation, improvements, divisions, continuations, renewals, reissues, extensions, and continuations-in-part of the same, Trademarks, service marks and, to the extent permitted under applicable law, any applications therefor, whether registered or not, and the goodwill of the business of such Grantor connected with and symbolized thereby, know-how, operating manuals, trade secret rights, rights to unpatented inventions, and any claims for damage by way of any past, present, or future infringement of any of the foregoing, in each case without the Collateral Agent’s prior written consent (which consent may be withheld or given in the Collateral Agent’s sole and absolute discretion).

(d) Each Grantor agrees that the pledge of the shares of Capital Stock acquired by such Grantor of any and all Persons now or hereafter existing that is a Foreign Subsidiary may be supplemented by one or more separate pledge agreements, deeds of pledge, share charges or other similar agreements or instruments, executed and delivered by such Grantor in favor of the Collateral Agent, which agreements or instruments will provide for the pledge of such shares of Capital Stock and perfection of the Lien on such shares in accordance with the laws of the applicable foreign jurisdiction. With respect to such shares of Capital Stock, the Collateral Agent may, at any time and from time to time, in its sole and absolute discretion, take such actions in such foreign jurisdictions that will result in the perfection of the Lien created in such shares of Capital Stock.

(e) In addition, to secure the due and punctual payment and performance in full of the Obligations, as and when due, and in order to induce the Buyers as aforesaid, each Grantor hereby grants to the Collateral Agent, its successors and permitted assigns, for the ratable benefit of the Collateral Agent and the Noteholders, a right of set-off against the property of such Grantor held by the Collateral Agent, for itself and for the ratable benefit of the Noteholders, consisting of property described above in Section 2(a) and/or Section 3(a) now or hereafter in the possession or custody of or in transit to the Collateral Agent, for any purpose, including safekeeping, collection or pledge, for the account of such Grantor, or as to which such Grantor may have any right or power; provided that such right shall only to be exercised after an Event of Default has occurred and is continuing.

SECTION 4.Security for Obligations. The Lien and security interest created hereby in the Collateral constitutes continuing collateral security for all of the following obligations, whether direct or indirect, absolute or contingent, and whether now existing or hereafter incurred (collectively, the “Obligations”):

(a) (i) the payment by the Company and each other Grantor, as and when due and payable (by scheduled maturity, required prepayment, acceleration, demand or otherwise), of all amounts from time to time owing by it in respect of the Securities Purchase Agreement, this Agreement, the Notes and the other Transaction Documents, and (ii) in the case of the Guarantors, the payment by each Guarantor of its obligations under the Guaranty when due and payable, including, without limitation, payment by each Guarantor, as and when due and payable of all Guaranteed Obligations under the Guaranties, including, without limitation, in both cases, (A) all principal of, interest, make-whole and other amounts on the Notes (including, without limitation, all interest, make-whole and other amounts that accrues after the commencement of any Insolvency Proceeding of any Grantor, whether or not the payment of such interest is enforceable or is allowable in such Insolvency Proceeding), and (B) all fees, interest, premiums, penalties, contract causes of action, costs, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under this Agreement or any of the Transaction Documents; and

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(b) the due and punctual performance and observance by the Company each Grantor of all of its other obligations from time to time existing in respect of any of the Transaction Documents, including without limitation, with respect to any conversion, exchange or redemption rights of the Noteholders under the Notes.

SECTION 5.Representations and Warranties. Each Grantor represents and warrants as follows:

(a) Schedule I hereto sets forth (i) the exact legal name of each Grantor, and (ii) the state or country of incorporation, organization or formation and the organizational identification number of each Grantor in such state or country. The information set forth in Schedule I hereto with respect to such Grantor is true and accurate in all respects. Such Grantor has not previously changed its name (or operated under any other name), jurisdiction of incorporation or organization or organizational identification number from those set forth in Schedule I hereto except as disclosed in Schedule I hereto.

(b) There is no pending or, to its knowledge, written notice threatening any action, suit, proceeding or claim affecting any Grantor before any Governmental Authority or any arbitrator, or any order, judgment or award issued by any Governmental Authority or arbitrator, in each case, that may adversely affect the grant by any Grantor, or the perfection, of the Lien and security interest purported to be created hereby in the Collateral, or the exercise by the Collateral Agent of any of its rights or remedies hereunder.

(c) All Federal, state and local tax returns and other reports required by applicable law to be filed by any Grantor have been filed, or extensions have been obtained, and all taxes, assessments and other governmental charges or levies imposed upon any Grantor or any property of any Grantor (including, without limitation, all federal income and social security taxes on employees’ wages) and which have become due and payable on or prior to the date hereof have been paid, except to the extent contested in good faith by proper proceedings which stay the imposition of any penalty, fine or Lien resulting from the non-payment thereof and with respect to which adequate reserves have been set aside for the payment thereof in accordance with GAAP.

(d) All Equipment, Fixtures, Goods and Inventory of each Grantor now existing are, and all Equipment, Fixtures, Goods and Inventory of each Grantor hereafter existing will be, located and/or based at the addresses specified therefor in Schedule III hereto, except that each Grantor will give the Collateral Agent written notice of any change in the location of any such Collateral within 20 days of such change, other than to locations set forth on Schedule III hereto (and with respect to which the Collateral Agent has filed financing statements and otherwise fully perfected its Liens thereon). Each Grantor’s principal place of business and chief executive office, the place where each Grantor keeps its Records concerning the Collateral and all originals of all Chattel Paper in which any Grantor has any right, title or interest are located and will continue to be located at the addresses specified therefor in Schedule III hereto. None of the Accounts in which any Grantor has any right, title or interest is or will be evidenced by Promissory Notes or other Instruments.

(e) Set forth in Schedule IV hereto is a complete and accurate list, as of the Initial Closing Date, of (i) all Pledged Debt, specifying the debtor thereof and the outstanding principal amount thereof as of the Initial Closing Date, Securities and other Instruments in which any Grantor has any right, title or interest, (ii) each Pledged Account of each Grantor, together with the name and address of each institution at which each such Pledged Account is maintained, the account number for each such Pledged Account and a description of the purpose of each such Pledged Account (including, without limitation, all Custodial Accounts of each Grantor, together with the name of each institution (if any) and the address at which such Custodial Account is maintained, the Custodial Account number and a description of the purpose of each such Custodial Account), (iii) the name of each Foreign Currency Controlled Account of each Grantor, together with the name and address of each institution at which each such Foreign Currency Controlled Account is maintained and the amount of cash or cash equivalents held in each such Foreign Currency Controlled Account. Set forth in Schedule I hereto is a complete and correct list of each trade name used by each Grantor and the name of, and each trade name used by, each Person from which each Grantor has acquired any substantial part of the Collateral. All of the Pledged Debt, to the best of the Grantors’ knowledge (provided that no such knowledge qualification applies to Pledged Debt issued by a Grantor or a Subsidiary), is the legal, valid and binding obligation of the issuer thereof, enforceable against such issuer in accordance with its terms.

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(f) [Reserved].

(g) Each Grantor owns and controls, or otherwise possesses adequate rights to use, all of its Intellectual Property, which is the only Intellectual Property necessary to conduct its business in substantially the same manner as conducted as of the date hereof. Schedule II hereto sets forth a true and complete list of all Intellectual Property and Licenses owned or used by each Grantor as of the date hereof, and applications for grant or registration of Intellectual Property. To the knowledge of each Grantor, all such Intellectual Property of such Grantor is subsisting and in full force and effect, has not been adjudged invalid or unenforceable, is valid and enforceable and has not been abandoned in whole or in part. Except as set forth in Schedule II, no such Intellectual Property is the subject of any licensing or franchising agreement. Except as set forth in Schedule II, no Grantor has any knowledge of any infringement upon or conflict with the Patent, Trademark, Copyright, trade secret rights of others and, each Grantor is not now infringing or in conflict with any Patent, Trademark, Copyright, trade secret or similar rights of others, and to the knowledge of each Grantor, no other Person is now infringing or in conflict in any material respect with any such properties, assets and rights owned or used by each Grantor. No Grantor has received any notice that it is violating or has violated the Trademarks, Patents, Copyrights, inventions, trade secrets, proprietary information and technology, know-how, formulae, rights of publicity or other intellectual property rights of any third party.

(h) Each Grantor is and will be at all times the sole and exclusive owner of the Collateral in which such Grantor has granted a Lien and security interest hereunder free and clear of any Liens other than Permitted Liens. No effective financing statement or other instrument similar in effect covering all or any part of the Collateral is on file in any recording or filing office except such as may have been filed in favor of the Collateral Agent and/or the Noteholders relating to this Agreement or the other Transaction Documents.

(i) The exercise by the Collateral Agent of any of its rights and remedies hereunder will not contravene any law or any contractual restriction binding on or otherwise affecting any Grantor or any of its properties and will not result in or require the creation of any Lien, upon or with respect to any of its properties other than as granted pursuant to this Agreement.

(j) No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority, is required for (i) the grant by each Grantor, or the perfection, of the Lien and security interest purported to be created hereby in the Collateral, or (ii) the exercise by the Collateral Agent of any of its rights and remedies hereunder, except for (A) the filing under the Code as in effect in the applicable jurisdiction of the financing statements described in Schedule V hereto, all of which financing statements have been duly filed and are in full force and effect, (B) with respect to all Pledged Accounts, and all cash and other property from time to time deposited therein, the execution of a Controlled Account Agreement with the depository or other institution with which the applicable Pledged Accounts are maintained, (C) [reserved], (D) with respect to Commodity Contracts, the execution of a Control Agreement with the commodity intermediary with which such Commodity Contract is carried, (E) with respect to the perfection of the security interest created hereby in the United States Intellectual Property and Licenses, the recording of the appropriate Intellectual Property Security Agreement in the United States Patent and Trademark Office or the United States Copyright Office, as applicable, (F) with respect to the perfection of the security interest created hereby in foreign Intellectual Property and Licenses, registrations and filings in jurisdictions located outside of the United States and covering rights in such jurisdictions relating to such foreign Intellectual Property and Licenses, (G) with respect to the perfection of the security interest created hereby in any Letter-of-Credit Rights, the consent of the issuer of the applicable letter of credit to the assignment of proceeds as provided in the Code as in effect in the applicable jurisdiction, (H) with respect to Investment Property constituting uncertificated securities, the applicable Grantor causing the issuer thereof either (i) to register the Collateral Agent as the registered owner of such securities or (ii) to agree in an authenticated record with such Grantor and the Collateral Agent that such issuer will comply with instructions with respect to such securities originated by the Collateral Agent without further consent of such Grantor, such authenticated record to be in form and substance satisfactory to the Collateral Agent, (I) with respect to Investment Property constituting certificated securities or instruments, such items to be delivered to and held by or on behalf of the Collateral Agent pursuant hereto in suitable form for transfer by delivery or accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to the Collateral Agent, (J) with respect to any action that may be necessary to obtain Control of Collateral constituting Commodity Contracts, Electronic Chattel Paper or Letter of Credit Rights, the taking of such actions, and (K) the Collateral Agent having possession of all Documents, Chattel Paper, Instruments and cash constituting Collateral (subclauses (A) through (K) each a “Perfection Requirement” and collectively, the “Perfection Requirements”).

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(k) This Agreement creates in favor of the Collateral Agent a legal, valid and enforceable Lien on and security interest in the Collateral, as security for the Obligations. The performance of the Perfection Requirements results in (or shall result in) the perfection of such Lien on and security interest in the Collateral. Such Lien and security interest is (or in the case of Collateral in which any Grantor obtains any right, title or interest after the date hereof, will be), subject only to the Perfection Requirements, a first priority, valid, enforceable and perfected Lien on and security interest in all personal property of each Grantor (other than Excluded Collateral). Such recordings and filings and all other action necessary to perfect and protect such Lien and security interest have been duly taken (and, in the case of Collateral in which any Grantor obtains right, title or interest after the date hereof, will be duly taken), except for the Collateral Agent’s having possession of all Documents, Chattel Paper, Instruments and cash constituting Collateral after the date hereof and the other actions, filings and recordations described above, including the Perfection Requirements.

(l) As of the date hereof, no Grantor holds any Commercial Tort Claims or has knowledge of any pending Commercial Tort Claims, except for the Commercial Tort Claims described in Schedule VI.

(m) All of the Pledged Equity is presently owned by the applicable Grantor as set forth in Schedule IV free and clear of all Liens, and is presently represented by the certificates listed on Schedule IV hereto (if applicable). As of the date hereof, there are no existing options, warrants, calls or commitments of any character whatsoever relating to the Pledged Equity other than as contemplated and permitted by the Transaction Documents. Each Grantor is the sole holder of record and the sole beneficial owner of the Pledged Equity, as applicable. None of the Pledged Equity has been issued or transferred in violation of the securities registration, securities disclosure or similar laws of any jurisdiction to which such issuance or transfer may be subject. The Pledged Equity constitutes 100% or such other percentage as set forth on Schedule IV of the issued and outstanding shares of Capital Stock of the applicable Pledged Entity. All of the Pledged Equity has been duly and validly authorized and issued by the issuer thereof and in the case of Pledged Equity (other than Pledged Equity consisting of limited liability company interests or partnership interests which, pursuant to the relevant organizational or formation documents, cannot be fully paid and non-assessable), is fully paid and non-assessable.

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(n) Such Grantor (i) is a company, corporation, limited liability company or limited partnership, as applicable, duly organized or incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, (ii) has all requisite corporate, limited liability company or limited partnership power and authority to conduct its business as now conducted and as presently contemplated and to execute and deliver this Agreement and each other Transaction Document to which such Grantor is a party, and to consummate the transactions contemplated hereby and thereby and (iii) is duly qualified to do business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified would not result in a Material Adverse Effect.

(o) The execution, delivery and performance by each Grantor of this Agreement and each other Transaction Document to which such Grantor is a party (i) have been duly authorized by all necessary corporate, limited liability company or limited partnership action, (ii) do not and will not contravene its memorandum of association or articles of association, charter or by-laws, limited liability company or operating agreement, certificate of partnership or partnership agreement, as applicable, or any applicable law or any contractual restriction binding on such Grantor or its properties, (iii) do not and will not result in or require the creation of any Lien (other than pursuant to any Transaction Document) upon or with respect to any of its assets or properties, and (iv) do not and will not result in any default, noncompliance, suspension, revocation, impairment, forfeiture or nonrenewal of any material permit, license, authorization or approval applicable to it or its operations or any of its assets or properties.

(p) This Agreement has been duly executed and delivered by each Grantor and is the legal, valid and binding obligation of such Grantor, enforceable against such Grantor in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, suretyship or other similar laws and equitable principles (regardless of whether enforcement is sought in equity or at law). Each of the other Transaction Documents to which any Grantor is or will be a party, when delivered, duly executed and delivered by such Grantor and the legal, valid and binding obligation of such Grantor, enforceable against such Grantor in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, suretyship or other similar laws and equitable principles (regardless of whether enforcement is sought in equity or at law).

(q) There are no conditions precedent to the effectiveness of this Agreement that have not been satisfied or waived.

SECTION 6.Covenants as to the Collateral. Until all of the Obligations shall have been fully performed and Paid in Full, unless the Collateral Agent shall otherwise consent in writing (in its sole and absolute discretion):

(a) Further Assurances. Each Grantor will, at its expense, at any time and from time to time, promptly execute and deliver all further instruments and documents and take all further action that the Collateral Agent may reasonably request in order to: (i) perfect and protect the Lien and security interest of the Collateral Agent created hereby; (ii) enable the Collateral Agent to exercise and enforce its rights and remedies hereunder in respect of the Collateral, including, without limitation, the Controlled Accounts; or (iii) otherwise effect the purposes of this Agreement, including, without limitation: (A) [reserved], (B) delivering and pledging to the Collateral Agent each Promissory Note, Security (subject to the limitations set forth in Section 3), Chattel Paper or other Instrument, now or hereafter owned by any Grantor, duly endorsed and accompanied by executed instruments of transfer or assignment, all in form and substance satisfactory to the Collateral Agent, (C) executing and filing (to the extent, if any, that any Grantor’s signature is required thereon) or authenticating the filing of, such financing or continuation statements, or amendments thereto, as may be necessary or that the Collateral Agent may reasonably request in order to perfect and preserve the security interest created hereby, (D) furnishing to the Collateral Agent from time to time statements and schedules further identifying and describing the Collateral and such other reports in connection with the Collateral in each case as the Collateral Agent may reasonably request, all in reasonable detail, (E) if any Collateral shall be in the possession of a third party, notifying such Person of the Collateral Agent’s security interest created hereby and obtaining a written acknowledgment from such Person, in form and substance satisfactory to the Collateral Agent, that such Person holds possession of the Collateral for the benefit of the Collateral Agent (for the ratable benefit of the Collateral Agent and the Noteholders), (F) if at any time after the date hereof, any Grantor acquires or holds any Commercial Tort Claim, promptly notifying the Collateral Agent in a writing signed by such Grantor setting forth a brief description of such Commercial Tort Claim and granting to the Collateral Agent a Lien and security interest therein and in the Proceeds thereof, which writing shall incorporate the provisions hereof and shall be in form and substance satisfactory to the Collateral Agent, (G) [reserved]; and (H) taking all actions required by the Code or by other applicable law, as applicable, in any relevant Code jurisdiction, or by other applicable law as applicable in any foreign jurisdiction.

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(b) Location of Collateral. Each Grantor will keep the Collateral (i) at the locations specified therefor on Schedule III hereto, or (ii) at such other locations set forth on Schedule III and with respect to which the Collateral Agent has filed financing statements and otherwise fully perfected its Liens thereon, or (iii) at such other locations in the United States, provided that prior to any change in the location of any Collateral to such other location, or upon the acquisition of any Collateral to be kept at such other locations, the Grantors shall give the Collateral Agent written notice thereof and deliver to the Collateral Agent a new Schedule III indicating such new locations and such other written statements and schedules as the Collateral Agent may require.

(c) Condition of Equipment. Each Grantor will maintain or cause to be maintained and preserved in good condition, repair and working order, ordinary wear and tear excepted, the Equipment (necessary or useful to its business) and will forthwith, or in the case of any loss or damage to any Equipment of any Grantor within a commercially reasonable time after the occurrence thereof, make or cause to be made all repairs, replacements and other improvements in connection therewith which are necessary or desirable, consistent with past practice, or which the Collateral Agent may request to such end. Any Grantor will promptly furnish to the Collateral Agent a statement describing in reasonable detail any such loss or damage in excess of $100,000 per occurrence to any Equipment.

(d) Taxes, Etc. Each Grantor agrees to pay promptly when due all property and other taxes, assessments and governmental charges or levies imposed upon, and all claims (including claims for labor, materials and supplies) against, the Equipment and Inventory, except to the extent the validity thereof is being contested in good faith by proper proceedings which stay the imposition of any penalty, fine or Lien resulting from the non-payment thereof and with respect to which adequate reserves in accordance with GAAP have been set aside for the payment thereof.

(e) Insurance.

(i) Each Grantor will, at its own expense, maintain insurance (including, without limitation, comprehensive general liability, hazard, rent and business interruption insurance) with respect to (A) its properties (including all real properties leased or owned by it) and (B) its business, in each case, in such amounts and covering such risks, in such form and with responsible and reputable insurance companies or associations as is required by any Governmental Authority having jurisdiction with respect thereto or as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated and in any event, in amount, adequacy and scope reasonably satisfactory to the Collateral Agent.

(ii) To the extent requested by the Collateral Agent at any time and from time to time, each such policy for liability insurance shall provide for all losses to be paid on behalf of the Collateral Agent and any Grantor as their respective interests may appear, and each policy for property damage insurance shall provide for all losses to be adjusted with, and paid directly to, the Collateral Agent. In addition to and without limiting the foregoing, to the extent requested by the Collateral Agent at any time and from time to time, each such policy shall in addition (A) name the Collateral Agent as an additional insured party and/or loss payee, as applicable, thereunder (without any representation or warranty by or obligation upon the Collateral Agent) as its interests may appear, (B) contain an agreement by the insurer that any loss thereunder shall be payable to the Collateral Agent on its own account notwithstanding any action, inaction or breach of representation or warranty by any Grantor, (C) provide that there shall be no recourse against the Collateral Agent for payment of premiums or other amounts with respect thereto, and (D) provide that at least 30 days’ prior written notice of cancellation, lapse, expiration or other adverse change shall be given to the Collateral Agent by the insurer. Any Grantor will, if so requested by the Collateral Agent, deliver to the Collateral Agent original or duplicate policies of such insurance (including certificates demonstrating compliance with this Section 6(e)) and, as often as the Collateral Agent may reasonably request, a report of a reputable insurance broker with respect to such insurance. Any Grantor will also, at the request of the Collateral Agent, execute and deliver instruments of assignment of such insurance policies and cause the respective insurers to acknowledge notice of such assignment.

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(iii) [Reserved].

(iv) Following and during the continuance of an Event of Default, all insurance payments in respect of each Grantor’s properties and business shall be paid to the Collateral Agent and applied as specified in Section 9(b) hereof.

(f) Provisions Concerning Name, Organization, Location, Accounts and Licenses.

(i) Each Grantor will (A) give the Collateral Agent at least thirty (30) days’ prior written notice of any change in such Grantor’s name, identity or organizational structure, (B) maintain its jurisdiction of incorporation, organization or formation as set forth in Schedule I hereto, (C) immediately notify the Collateral Agent upon obtaining an organizational identification number, if on the date hereof such Grantor did not have such identification number, and (D) keep adequate records concerning the Collateral and permit representatives of the Collateral Agent during normal business hours on reasonable notice to such Grantor, to inspect and make abstracts from such records.

(ii) Each Grantor will (except as otherwise provided in this subsection (f)), continue to collect, at its own expense, all amounts due or to become due under the Accounts. In connection with such collections, any Grantor may (and, at the Collateral Agent’s direction, will) take such action as any Grantor or the Collateral Agent may deem necessary or advisable to enforce collection or performance of the Accounts; provided, however, that the Collateral Agent shall have the right at any time following the occurrence and during the continuance of an Event of Default to notify the Account Debtors or obligors under any Accounts of the assignment of such Accounts to the Collateral Agent and to direct such Account Debtors or obligors to make payment of all amounts due or to become due to any Grantor thereunder directly to the Collateral Agent or its designated agent and, upon such notification and at the expense of any Grantor and to the extent permitted by applicable law, to enforce collection of any such Accounts and to adjust, settle or compromise the amount or payment thereof, in the same manner and to the same extent as any Grantor might have done. After receipt by any Grantor of a notice from the Collateral Agent that the Collateral Agent has notified, intends to notify, or has enforced or intends to enforce any Grantor’s rights against the Account Debtors or obligors under any Accounts as referred to in the proviso to the immediately preceding sentence, (A) all amounts and proceeds (including, without limitation, Instruments) received by any Grantor in respect of the Accounts shall be received in trust for the benefit of the Collateral Agent hereunder (for the ratable benefit of the Collateral Agent and the Noteholders), shall be segregated from other funds of any Grantor and shall be forthwith paid over to the Collateral Agent in the same form as so received (with any necessary endorsement) to be applied as specified in Section 9(b) hereof, and (B) no Grantor will adjust, settle or compromise the amount or payment of any Account or release wholly or partly any Account Debtor or obligor thereof or allow any credit or discount thereon. In addition, upon the occurrence and during the continuance of an Event of Default, the Collateral Agent may (in its sole and absolute discretion) direct any or all of the banks and financial institutions with which any Grantor either maintains a Deposit Account or a lockbox (including, without limitation, any Controlled Account) or deposits the proceeds of any Accounts to send immediately to the Collateral Agent by wire transfer (to such deposit account as the Collateral Agent shall specify, or in such other manner as the Collateral Agent shall direct) all or a portion of such Securities, cash, investments and other items held by such institution. Any such Securities, cash, investments and other items so received by the Collateral Agent shall be applied as specified in accordance with Section 9(b) hereof.

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(iii) Upon the occurrence and during the continuance of any breach or default under any material License referred to in Schedule II hereto by any party thereto other than any Grantor, each Grantor party thereto will, promptly after obtaining knowledge thereof, give the Collateral Agent written notice of the nature and duration thereof, specifying what action, if any, it has taken and proposes to take with respect thereto and thereafter will take reasonable steps to protect and preserve its rights and remedies in respect of such breach or default, or will obtain or acquire an appropriate substitute License.

(iv) Each Grantor will, at its expense, promptly deliver to the Collateral Agent a copy of each notice or other communication received by it by which any other party to any material License referred to in Schedule II hereto purports to exercise any of its rights or affect any of its obligations thereunder, together with a copy of any reply by such Grantor thereto.

(v) Each Grantor will exercise promptly and diligently each and every right which it may have under each material License (other than any right of termination) and will duly perform and observe in all respects all of its obligations under each material License and will take all action necessary or reasonable to maintain such Licenses in full force and effect. No Grantor will, without the prior written consent of the Collateral Agent (in its sole and absolute discretion), cancel, terminate, amend or otherwise modify in any respect, or waive any provision of, any material License referred to in Schedule II hereto.

(g) Transfers and Other Liens.

(i) Except as otherwise expressly permitted herein or in any other Transaction Documents, no Grantor shall, directly or indirectly, sell, lease, license, assign, transfer, spin-off, split-off, close, convey or otherwise dispose of any Collateral whether in a single transaction or a series of related transactions, other than (A) sales, leases, licenses, assignments, transfers, conveyances and other dispositions of such assets or rights by such Grantor for fair value in the ordinary course of business consistent with past practices and (B) sales of Inventory and product in the ordinary course of business.

(ii) Except as permitted under Section 15(e) of the Notes, no Grantor shall, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on any of its Capital Stock.

(iii) No Grantor shall, directly or indirectly, without the prior written consent of the Required Holders, (A) issue any Notes (other than as contemplated by the Securities Purchase Agreement and the Notes) or (B) issue any other Securities that would cause a breach or default under the Notes.

(iv) No Grantor shall enter into, renew, extend or be a party to, any transaction or series of related transactions (including, without limitation, the purchase, sale, lease, transfer or exchange of property or assets of any kind or the rendering of services of any kind) with any Affiliate, except in the ordinary course of business in a manner and to an extent consistent with past practice and necessary or desirable for the prudent operation of its business, for fair consideration and on terms no less favorable to it than would be obtainable in a comparable arm’s length transaction with a Person that is not an Affiliate thereof.

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(v) No Grantor will create, suffer to exist or grant any Lien upon or with respect to any Collateral, other than Permitted Liens (as defined in the Notes).

(h) Intellectual Property.

(i) If applicable, each Grantor shall duly execute and deliver the applicable Intellectual Property Security Agreement. Each Grantor (either itself or through licensees) will, and will cause each licensee thereof to, take all action necessary to maintain all of the Intellectual Property in full force and effect, including, without limitation, using the proper statutory notices, numbers and markings (relating to patent, trademark and copyright rights) and using the Trademarks on each applicable trademark class of goods in order to so maintain the Trademarks in full force and free from any claim of abandonment for non-use, and each Grantor will not (nor permit any licensee thereof to) do any act or knowingly omit to do any act whereby any Intellectual Property may become abandoned, cancelled or invalidated; provided, however, that so long as no Event of Default has occurred and is continuing, no Grantor shall have an obligation to use or to maintain any Intellectual Property (A) that relates solely to any product or work, that is no longer necessary or material and has been, or is in the process of being, discontinued, abandoned or terminated in the ordinary course of business and consistent with the exercise of reasonable business judgment, (B) that is being replaced with Intellectual Property substantially similar to the Intellectual Property that may be abandoned or otherwise become invalid, so long as the failure to use or maintain such Intellectual Property does not materially adversely affect the validity of such replacement Intellectual Property and so long as such replacement Intellectual Property is subject to the Lien created by this Agreement and does not have a material adverse effect on the business of any Grantor or (C) that is substantially the same as other Intellectual Property that is in full force, so long the failure to use or maintain such Intellectual Property does not materially adversely affect the validity of such replacement Intellectual Property and so long as such other Intellectual Property is subject to the Lien and security interest created by this Agreement and does not have a material adverse effect on the business of any Grantor. Each Grantor will cause to be taken all necessary steps in any proceeding before the United States Patent and Trademark Office and the United States Copyright Office or any similar office or agency in any other country or political subdivision thereof to maintain each registration of the Intellectual Property and application for registration of Intellectual Property (other than the Intellectual Property described in the proviso to the immediately preceding sentence), including, without limitation, filing of renewals, affidavits of use, affidavits of incontestability and opposition, interference and cancellation proceedings and payment of maintenance fees, filing fees, taxes or other governmental charges or fees. If any Intellectual Property (other than Intellectual Property described in the proviso to the second sentence of subsection (i) of this clause (h)) is infringed, misappropriated, diluted or otherwise violated in any material respect by a third party, each Grantor shall (x) upon learning of such infringement, misappropriation, dilution or other violation, promptly notify the Collateral Agent and (y) promptly sue for infringement, misappropriation, dilution or other violation, seek injunctive relief where appropriate and recover any and all damages for such infringement, misappropriation, dilution or other violation, or take such other actions as such Grantor shall deem appropriate under the circumstances to protect such Intellectual Property. Each Grantor shall furnish to the Collateral Agent from time to time upon its request statements and schedules further identifying and describing the Intellectual Property and Licenses and such other reports in connection with the Intellectual Property and Licenses as the Collateral Agent may reasonably request, all in reasonable detail and promptly upon request of the Collateral Agent, following receipt by the Collateral Agent of any such statements, schedules or reports, each Grantor shall modify this Agreement by amending Schedule II hereto, as the case may be, to include any Intellectual Property and License, as the case may be, which is or hereafter becomes part of the Collateral under this Agreement and shall execute and authenticate such documents and do such acts as shall be necessary or, in the reasonable judgment of the Collateral Agent, desirable to subject such Intellectual Property and Licenses to the Lien and security interest created by this Agreement. Notwithstanding anything herein to the contrary, upon the occurrence and during the continuance of an Event of Default, no Grantor may abandon, surrender or cancel or otherwise permit any Intellectual Property to become abandoned, surrendered, cancelled or invalid without the prior written consent of the Collateral Agent (in its sole and absolute discretion), and if any Intellectual Property is infringed, misappropriated, diluted or otherwise violated in any material respect by a third party, each Grantor will take such reasonable action as the Collateral Agent shall deem appropriate under the circumstances to protect such Intellectual Property.

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(ii) In no event shall any Grantor, either itself or through any agent, employee, licensee or designee, file an application for the registration of any Patent, Trademark or Copyright or the United States Copyright Office or the United States Patent and Trademark Office, as applicable, or in any similar office or agency of the United States or any country or any political subdivision thereof unless it gives the Collateral Agent prior written notice thereof. Upon request of the Collateral Agent, any Grantor shall execute, authenticate and deliver any and all assignments, agreements, instruments, documents and papers as the Collateral Agent may reasonably request to evidence the Collateral Agent’s security interest hereunder in such Intellectual Property and the General Intangibles of any Grantor relating thereto or represented thereby, and each Grantor hereby appoints the Collateral Agent its attorney-in-fact to execute and/or authenticate and file all such writings for the foregoing purposes, all acts of such attorney being hereby ratified and confirmed, and such power (being coupled with an interest) shall be irrevocable until all Obligations are fully performed and Paid in Full.

(i) Pledged Accounts. (A) With respect to each Controlled Account (other than the Blocked Custodial Accounts), upon the reasonable request of the Collateral Agent, each Grantor shall cause each Custodian, bank and other financial institution which maintains a Controlled Account (each a “Controlled Account Institution”) to execute and deliver to the Collateral Agent, in form and substance reasonably satisfactory to the Collateral Agent, a Controlled Account Agreement with respect to such Controlled Account, duly executed by each Grantor and such Controlled Account Institution, pursuant to which such Controlled Account Institution among other things shall irrevocably agree, with respect to such Controlled Account, that (i) at any time after any Grantor, the Collateral Agent or any Noteholder shall have notified such Controlled Account Institution that an Event of Default has occurred or is continuing, such Controlled Account Institution will comply with any and all instructions originated by the Collateral Agent directing the disposition of the assets in such Controlled Account without further consent by such Grantor, (ii) such Controlled Account Institution shall waive, subordinate or agree not to exercise any rights of setoff or recoupment or any other claim against the applicable Controlled Account other than for payment of its service fees and other charges directly related to the administration of such Controlled Account and for returned checks or other items of payment, (iii) at any time after any Grantor, the Collateral Agent or any Noteholder shall have notified such Controlled Account Institution that an Event of Default has occurred or is continuing, with respect to each such Controlled Account, such Controlled Account Institution shall not comply with any instructions, directions or orders of any form with respect to such Controlled Accounts other than instructions, directions or orders originated by the Collateral Agent, (iv) all assets deposited by any Grantor or otherwise maintained or located with such Controlled Account Institution shall be subject to a perfected, first priority security interest in favor of the Collateral Agent, and (v) upon receipt of written notice from the Collateral Agent during the continuance of an Event of Default, such Controlled Account Institution shall immediately send to the Collateral Agent by wire transfer (to such account as the Collateral Agent shall specify, or in such other manner as the Collateral Agent shall direct) all such assets, funds and other items held by it.

(B) With respect to each Blocked Custodial Account, each Grantor shall cause the Controlled Account Institution to execute and deliver to the Collateral Agent, in form and substance satisfactory to the Collateral Agent, a Controlled Account Agreement with respect to such Blocked Custodial Account, duly executed by each Grantor and such Controlled Account Institution, pursuant to which such Controlled Account Institution among other things shall irrevocably agree, with respect to such Blocked Custodial Account, that (i) at all times such Controlled Account Institution will comply with any and all instructions originated by the Collateral Agent directing the disposition of the funds in such Blocked Custodial Account without further consent by such Grantor, (ii) such Controlled Account Institution shall waive, subordinate or agree not to exercise any rights of setoff or recoupment or any other claim against the applicable Blocked Custodial Account other than for payment of its service fees and other charges directly related to the administration of such Blocked Custodial Account and for returned checks or other items of payment, (iii) such Controlled Account Institution shall not comply with any instructions, directions or orders of any form with respect to such Blocked Custodial Account other than instructions, directions or orders originated by the Collateral Agent, and (iv) all assets deposited by any Grantor or otherwise maintained or located in a Custodial Account with such Controlled Account Institution shall be subject to a perfected, first priority security interest in favor of the Collateral Agent.

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No Grantor shall create or maintain any Pledged Account without the prior written consent of the Collateral Agent, which consent will not be unreasonably withheld, and complying with the terms of this Agreement.

(j) [Reserved].

(k) [Reserved].

(l) Inspection and Reporting. Each Grantor shall permit the Collateral Agent, or any agent or representatives thereof or such attorneys, accountant or other professionals or other Persons as the Collateral Agent may designate (at Grantors’ sole cost and expense) at reasonable times and upon prior notice (i) to examine and make copies of and abstracts from any Grantor’s Records and books of account, (ii) to visit and inspect its properties, (iii) to verify materials, leases, Instruments, Accounts, Inventory and other assets of any Grantor from time to time, and (iv) to conduct audits, physical counts, appraisals, valuations and/or examinations at the locations of any Grantor. Each Grantor shall also permit the Collateral Agent, or any agent or representatives thereof or such attorneys, accountants or other professionals or other Persons as the Collateral Agent may designate to discuss such Grantor’s affairs, finances and accounts with any of its directors, officers, managerial employees, attorneys, independent accountants or any of its other representatives.

(m) Future Subsidiaries. If any Grantor hereafter creates or acquires any Subsidiary, simultaneously with the creation or acquisition of such Subsidiary, such Grantor shall (i) if such Subsidiary is a Domestic Subsidiary, cause such Subsidiary to become a party to this Agreement as an additional “Grantor” hereunder, (ii) deliver to the Collateral Agent updated Schedules to this Agreement, as appropriate (including, without limitation, an updated Schedule IV to reflect the grant by such Grantor of a Lien on and security interest in all Pledged Debt and Pledged Equity now or hereafter owned by such Grantor), (iii) if such Subsidiary is a Domestic Subsidiary, cause such Subsidiary to duly execute and deliver a guaranty of the Obligations in favor of the Collateral Agent in form and substance acceptable to the Collateral Agent, (iv) deliver to the Collateral Agent the stock certificates representing all of the Capital Stock of such Subsidiary, along with undated stock powers for each such certificates, executed in blank (or, if any such shares of Capital Stock are uncertificated, confirmation and evidence reasonably satisfactory to the Collateral Agent that the security interest in such uncertificated securities has been transferred to and perfected by the Collateral Agent, in accordance with Sections 8-313, 8-321 and 9-115 of the Code or any other similar or local or foreign law that may be applicable), (v) if such Subsidiary is a Foreign Subsidiary, cause such Subsidiary to take such actions as may be required by the Collateral Agent (including executing and delivering guaranties, security agreements and other agreements or instruments required by the Collateral Agent) and (vi) duly execute and/or cause to be delivered to the Collateral Agent, in form and substance acceptable to the Collateral Agent, such opinions of counsel and other documents as the Collateral Agent shall request with respect thereto; provided, however, that no Grantor shall be required to pledge any Excluded Collateral. Each Grantor hereby authorizes the Collateral Agent to attach such updated Schedules to this Agreement and agrees that all Pledged Equity and Pledged Debt listed on any updated Schedule delivered to the Collateral Agent shall for all purposes hereunder be considered Collateral. The Grantors agree that the pledge of the shares of Capital Stock acquired by a Grantor of any Foreign Subsidiary may be supplemented by one or more separate pledge agreements, deeds of pledge, share charges, or other similar agreements or instruments, executed and delivered by the relevant Grantor in favor of the Collateral Agent, which pledge agreements will provide for the pledge of such shares of Capital Stock in accordance with the laws of the applicable foreign jurisdiction. With respect to such shares of Capital Stock, the Collateral Agent may, at any time and from time to time, in its sole discretion, take actions in such foreign jurisdictions that will result in the perfection of the Lien created in such shares of Capital Stock.

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(n) [Reserved].

(o) Insurance Certificates and Endorsements. Notwithstanding anything to the contrary contained herein or any other Transaction Document, each applicable Grantor shall:

(i) By no later than the Closing Date, deliver to the Collateral Agent, in form and substance satisfactory to the Collateral Agent, insurance certificates issued by each Grantor’s insurance brokers containing such information regarding such Grantor’s insurance policies (including, without limitation, policies related to comprehensive general liability, casualty and property, hazard, rent and business interruption insurance) as the Collateral Agent shall request and naming the Collateral Agent as an additional insured or lenders loss payee, as applicable; and

(ii) By no later than the Closing Date, deliver to the Collateral Agent, in form and substance satisfactory to the Collateral Agent, additional insured, lender loss payable, and notice of cancellation endorsements issued by each Grantor’s insurers with respect to such Grantor’s insurance policies (including, without limitation, policies related to comprehensive general liability, casualty and property, hazard, rent and business interruption insurance) as the Collateral Agent shall request naming the Collateral Agent as additional insured or lender loss payee, as applicable.

SECTION 7.Additional Provisions Concerning the Collateral.

(a) To the maximum extent permitted by applicable law, and for the purpose of taking any action that the Collateral Agent may deem necessary or advisable to accomplish the purposes of this Agreement, each Grantor hereby (i) authorizes the Collateral Agent to, following the occurrence and during the continuance of an Event of Default, execute any such agreements, instruments or other documents in such Grantor’s name and to file such agreements, instruments or other documents in such Grantor’s name and in any appropriate filing office, (ii) authorizes the Collateral Agent at any time and from time to time to file, one or more financing or continuation statements, and amendments thereto, relating to the Collateral (including, without limitation, any such financing statements that (A) describe the Collateral as “all assets” or “all personal property” (or words of similar effect) or that describe or identify the Collateral by type or in any other manner as the Collateral Agent may determine regardless of whether any particular asset of such Grantor falls within the scope of Article 9 of the Code or whether any particular asset of such Grantor constitutes part of the Collateral, and (B) contain any other information required by Part 5 of Article 9 of the Code for the sufficiency or filing office acceptance of any financing statement, continuation statement or amendment, including, without limitation, whether such Grantor is an organization, the type of organization and any organizational identification number issued to such Grantor) and (iii) ratifies such authorization to the extent that the Collateral Agent has filed any such financing or continuation statements, or amendments thereto, prior to the date hereof. A photocopy or other reproduction of this Agreement or any financing statement covering the Collateral or any part thereof shall be sufficient as a financing statement where permitted by law.

(b) Each Grantor hereby irrevocably appoints the Collateral Agent as its attorney-in-fact and proxy, with full authority in the place and stead of such Grantor and in the name of such Grantor or otherwise, from time to time in the Collateral Agent’s discretion, following the occurrence and during the continuance of an Event of Default, to take any action and to execute any instrument which the Collateral Agent may deem necessary or advisable to accomplish the purposes of this Agreement, including, without limitation, (i) to obtain and adjust insurance required to be paid to the Collateral Agent pursuant to Section 6(e) hereof, (ii) to ask, demand, collect, sue for, recover, compound, receive and give acquittance and receipts for moneys due and to become due under or in respect of any Collateral, (iii) to receive, endorse, and collect any drafts or other Instruments, Documents and Chattel Paper in connection with clause (i) or (ii) above, (iv) to file any claims or take any action or institute any action, suit or proceedings which the Collateral Agent may deem necessary or desirable for the collection of any Collateral or otherwise to enforce the rights of the Collateral Agent and the Noteholders with respect to any Collateral, (v) to execute assignments, licenses and other documents to enforce the rights of the Collateral Agent and the Noteholders with respect to any Collateral, and (vi) to verify any and all information with respect to any and all Accounts. This power is coupled with an interest and is irrevocable until all of the Obligations are fully performed and Paid in Full.

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(c) For the purpose of enabling the Collateral Agent to exercise rights and remedies hereunder, at such time as the Collateral Agent shall be lawfully entitled to exercise such rights and remedies, and for no other purpose, each Grantor hereby grants to the Collateral Agent, to the extent assignable, an irrevocable, non-exclusive license (exercisable without payment of royalty or other compensation to any Grantor) to use, assign, license or sublicense any Intellectual Property in which such Grantor now or hereafter has any right, title or interest, wherever the same may be located, including, without limitation, in such license reasonable access to all media in which any of the licensed items may be recorded or stored and to all computer programs used for the compilation or printout thereof. Notwithstanding anything contained herein to the contrary, but subject to the provisions of the Securities Purchase Agreement that limit the right of any Grantor to dispose of its property, and Section 6(g) and Section 6(h) hereof, so long as no Event of Default shall have occurred and be continuing, any Grantor may exploit, use, enjoy, protect, license, sublicense, assign, sell, dispose of or take other actions with respect to the Intellectual Property in the ordinary course of its business and as otherwise expressly permitted by any of the other Transaction Documents. In furtherance of the foregoing, unless an Event of Default shall have occurred and be continuing, the Collateral Agent shall from time to time, upon the request of any Grantor, execute and deliver any instruments, certificates or other documents, in the form so requested, which such Grantor shall have certified are appropriate (in such Grantor’s judgment) to allow it to take any action permitted above (including relinquishment of the license provided pursuant to this clause (c) as to any Intellectual Property). Further, upon the full performance and Payment in Full of all of the Obligations, the Collateral Agent (subject to Section 12(e) hereof) shall release and reassign to any Grantor all of the Collateral Agent’s right, title and interest in and to the Intellectual Property, and the Licenses, all without recourse, representation or warranty whatsoever. The exercise of rights and remedies hereunder by the Collateral Agent shall not terminate the rights of the holders of any licenses or sublicenses theretofore granted by each Grantor in accordance with the second sentence of this clause (c). Each Grantor hereby releases the Collateral Agent from any claims, causes of action and demands at any time arising out of or with respect to any actions taken or omitted to be taken by the Collateral Agent under the powers of attorney granted herein other than actions taken or omitted to be taken through the Collateral Agent’s gross negligence or willful misconduct, as determined by a final judgment of a court of competent jurisdiction no longer subject to appeal.

(d) If any Grantor fails to perform any agreement or obligation contained herein, the Collateral Agent may itself perform, or cause performance of, such agreement or obligation, in the name of such Grantor or the Collateral Agent, and the expenses of the Collateral Agent incurred in connection therewith shall be payable by such Grantor pursuant to Section 10 hereof and such obligation shall be secured by the Collateral.

(e) The powers conferred on the Collateral Agent hereunder are solely to protect its interest in the Collateral and shall not impose any duty upon it to exercise any such powers. Except for the safe custody of any Collateral in its possession and the accounting for moneys actually received by it hereunder, the Collateral Agent shall have no duty as to any Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Collateral.

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(f) Anything herein to the contrary notwithstanding (i) each Grantor shall remain liable under the Licenses and otherwise with respect to any of the Collateral to the extent set forth therein to perform all of its obligations thereunder to the same extent as if this Agreement had not been executed, (ii) the exercise by the Collateral Agent of any of its rights or remedies hereunder shall not release any Grantor from any of its obligations under the Licenses or otherwise in respect of the Collateral, and (iii) the Collateral Agent shall not have any obligation or liability by reason of this Agreement under the Licenses or with respect to any of the other Collateral, nor shall the Collateral Agent be obligated to perform any of the obligations or duties of any Grantor thereunder or to take any action to collect or enforce any claim for payment assigned hereunder.

(g) As long as no Event of Default shall have occurred and be continuing and, other than in the case of a Bankruptcy Event of Default, until simultaneous written notice shall be given to the applicable Grantor:

(i) Each Grantor shall have the right, from time to time, to vote and give consents with respect to the Pledged Equity, or any part thereof for all purposes not inconsistent with the provisions of this Agreement, the Securities Purchase Agreement or any other Transaction Document; provided, however, that no vote shall be cast, and no consent shall be given or action taken, which would have the effect of impairing the position or interest of the Collateral Agent in respect of the Pledged Equity or which would authorize, effect or consent to (unless and to the extent expressly permitted by the Securities Purchase Agreement):

(A) the dissolution or liquidation, in whole or in part, of a Pledged Entity;

(B) the consolidation or merger of a Pledged Entity with any other Person;

(C) the sale, disposition or encumbrance of all or substantially all of the assets of a Pledged Entity, except for Liens in favor of the Collateral Agent;

(D) any change in the authorized number of shares, the stated capital or the authorized share capital of a Pledged Entity or the issuance of any additional shares of its Capital Stock; or

(E) the alteration of the voting rights with respect to the Capital Stock of a Pledged Entity.

(h) (i) Each Grantor shall be entitled, from time to time, to collect and receive for its own use all cash dividends and interest paid in respect of the Pledged Equity to the extent not in violation of the Securities Purchase Agreement or any other Transaction Document other than any and all: (A) dividends and interest paid or payable other than in cash in respect of any Pledged Equity, and instruments and other property received, receivable or otherwise distributed in respect of, or in exchange for, any Pledged Equity; (B) dividends and other distributions paid or payable in cash in respect of any Pledged Equity in connection with a partial or total liquidation or dissolution or in connection with a reduction of capital, capital surplus or paid-in capital of a Pledged Entity; and (C) cash paid, payable or otherwise distributed, in respect of principal of, or in redemption of, or in exchange for, any Pledged Equity; provided, however, that until actually paid all rights to such distributions shall remain subject to the Lien created by this Agreement; and

(ii) all dividends and interest (other than such cash dividends and interest as are permitted to be paid to any Grantor in accordance with clause (i) above) and all other distributions in respect of any of the Pledged Equity, whenever paid or made, shall be delivered to the Collateral Agent to hold as Pledged Equity and shall, if received by any Grantor, be received in trust for the benefit of the Collateral Agent (for the ratable benefit of the Collateral Agent and the Noteholders), be segregated from the other property or funds of such Grantor, and be forthwith delivered to the Collateral Agent as Pledged Equity in the same form as so received (with any necessary endorsement).

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(i) The Grantors shall deposit, or cause to be deposited into a Blocked Custodial Account, (A) on the Initial Closing Date, $1,914,400 in cash, which represents the amount of the net proceeds of the aggregate Purchase Price of the Notes issued on the Initial Closing Date, (B) on the first Closing Date following the Initial Closing Date (the “Second Closing Date”) and in connection with the Uplisting, an amount in cash equal to the Second Closing Net Proceeds Amount, which amount represents the net proceeds of the aggregate Purchase Price of the Additional Notes issued in connection with such Additional Closing Date and (C) on each Additional Closing Date, a portion of the cash from the net proceeds of the aggregate Purchase Price of the Additional Notes issued in connection with such Additional Closing Date as determined by the Collateral Agent in its sole discretion (each such deposited amount referred to as a “Blocked Deposit Amount”).

SECTION 8.Release and Restricted Principal.

(a) The Company, Collateral Agent and each Buyer hereby acknowledge and agree that as of the Initial Closing Date, Second Closing Date any each other Additional Closing Date, as applicable, and deposit of the applicable Blocked Deposit Amount into the Blocked Custodial Account, a Blocked Deposit Amount of Restricted Principal shall exist under the applicable Note. The Company shall maintain a register of any Restricted Principal in the applicable Note, from time to time, and each occurrence of all, or any part, of Restricted Principal becoming unrestricted upon any Lockbox Release Event. Any conversion notice with respect to the applicable Note shall specify whether any Restricted Principal is being converted thereunder.

(b) Upon the earlier of (A) the Company raising at least an additional $5,000,000 from issuances of Common Stock that are permitted under Section 4(k) of the Securities Purchase Agreement and (B) the Uplisting, the Collateral Agent shall release $1,914,400 of cash from the Blocked Custodial Account to the Company.

(c) On the Second Closing Date, promptly following issuance of the Additional Notes issued in connection with the Additional Closing occurring on such date, the Collateral Agent shall release an amount of cash equal to one third (1/3) of the Second Closing Net Proceeds Amount from the Blocked Custodial Account to the Company.

(d) In addition to the release contemplated in Sections 8(b) and (c) above, upon the occurrence of any Lockbox Release Event, the Collateral Agent shall, as soon as commercially practicable, but in no event later than one (1) Trading Day thereafter, cause a cash amount equal to such applicable Lockbox Release Amount subject to such Lockbox Release Event to be released from the Blocked Custodial Account (as calculated in accordance with the definition of Lockbox Release Event below, each, a “Lockbox Release Amount”) and deposited into a bank account specified in writing by the Company on or prior to such date (each a “Lockbox Release”); provided, that if the Company fails to select a bank account in a writing delivered to the Collateral Agent on or prior to such first Trading Day, the Collateral Agent shall effect such Lockbox Release as soon as commercially practicable after receipt of such bank account election from the Company.

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SECTION 9.Remedies Upon Event of Default; Application of Proceeds. If any Event of Default shall have occurred and be continuing:

(a) The Collateral Agent may exercise in respect of the Collateral, in addition to any other rights and remedies provided for herein, in any other Transaction Document or otherwise available to it, all of the rights and remedies of a secured party upon default under the Code (whether or not the Code applies to the affected Collateral), and also may (i) take absolute control of the Collateral, including, without limitation, transfer into the Collateral Agent’s name or into the name of its nominee or nominees (to the extent the Collateral Agent has not theretofore done so) and thereafter receive, for the ratable benefit of itself and the Noteholders, all payments made thereon, give all consents, waivers and ratifications in respect thereof and otherwise act with respect thereto as though it were the outright owner thereof, (ii) require each Grantor to, and each Grantor hereby agrees that it will at its expense and upon request of the Collateral Agent forthwith, assemble all or part of its respective Collateral as directed by the Collateral Agent and make it available to the Collateral Agent at a place or places to be designated by the Collateral Agent that is reasonably convenient to both parties, and the Collateral Agent may enter into and occupy any premises owned or leased by any Grantor where the Collateral or any part thereof is located or assembled for a reasonable period in order to effectuate the Collateral Agent’s rights and remedies hereunder or under law, without obligation to any Grantor in respect of such occupation, and (iii) without notice except as specified below and without any obligation to prepare or process the Collateral for sale, (A) sell the Collateral or any part thereof in one or more parcels at public or private sale (including, without limitation, by credit bid), at any of the Collateral Agent’s offices or elsewhere, for cash, on credit or for future delivery, and at such price or prices and upon such other terms as the Collateral Agent may deem commercially reasonable and/or (B) lease, license or dispose of the Collateral or any part thereof upon such terms as the Collateral Agent may deem commercially reasonable. Each Grantor agrees that, to the extent notice of sale or any other disposition of its respective Collateral shall be required by law, at least ten (10) days’ notice to any Grantor of the time and place of any public sale or the time after which any private sale or other disposition of its respective Collateral is to be made shall constitute reasonable notification. The Collateral Agent shall not be obligated to make any sale or other disposition of any Collateral regardless of notice of sale having been given. The Collateral Agent may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. Each Grantor hereby waives any claims against the Collateral Agent and the Noteholders arising by reason of the fact that the price at which its respective Collateral may have been sold at a private sale was less than the price which might have been obtained at a public sale or was less than the aggregate amount of the Obligations, even if the Collateral Agent accepts the first offer received and does not offer such Collateral to more than one offeree, and waives all rights that any Grantor may have to require that all or any part of such Collateral be marshaled upon any sale (public or private) thereof. Each Grantor hereby acknowledges that (i) any such sale of its respective Collateral by the Collateral Agent shall be made without warranty, (ii) the Collateral Agent may specifically disclaim any warranties of title, possession, quiet enjoyment or the like, and (iii) such actions set forth in clauses (i) and (ii) above shall not adversely affect the commercial reasonableness of any such sale of Collateral. In addition to the foregoing, (1) upon written notice to any Grantor from the Collateral Agent after and during the continuance of an Event of Default, such Grantor shall cease any use of the Intellectual Property or any trademark, patent or copyright similar thereto for any purpose described in such notice; (2) the Collateral Agent may, at any time and from time to time after and during the continuance of an Event of Default, upon 10 days’ prior notice to such Grantor, license, whether general, special or otherwise, and whether on an exclusive or non-exclusive basis, any of the Intellectual Property, throughout the universe for such term or terms, on such conditions, and in such manner, as the Collateral Agent shall in its sole discretion determine; and (3) the Collateral Agent may, at any time, pursuant to the authority granted in Section 7 hereof or otherwise (such authority being effective upon the occurrence and during the continuance of an Event of Default), execute and deliver on behalf of such Grantor, one or more instruments of assignment of the Intellectual Property (or any application or registration thereof), in form suitable for filing, recording or registration in any country.

(b) Any cash held by the Collateral Agent as Collateral and all Cash Proceeds received by the Collateral Agent in respect of any sale or disposition of or collection from, or other realization upon, all or any part of the Collateral shall be applied as follows (subject to the provisions of the Securities Purchase Agreement): first, to pay any fees, indemnities or expense reimbursements then due to the Collateral Agent (including, without limitation, those described in Section 10 hereof); second, to pay any fees, indemnities or expense reimbursements then due to the Noteholders, on a pro rata basis; third to pay interest due under the Notes owing to the Noteholders, on a pro rata basis; fourth, to pay or prepay principal in respect of the Notes, whether or not then due, owing to the Noteholders, on a pro rata basis; fifth, to pay or prepay any other Obligations, whether or not then due, in such order and manner as the Collateral Agent shall elect, consistent with the provisions of the Securities Purchase Agreement. Any surplus of such cash or Cash Proceeds held by the Collateral Agent and remaining after the full performance and Payment in Full of all of the Obligations shall be paid over to whomsoever shall be lawfully entitled to receive the same or as a court of competent jurisdiction shall direct.

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(c) In the event that the proceeds of any such sale, disposition, collection or realization are insufficient to pay all amounts to which the Collateral Agent and the Noteholders are legally entitled, each Grantor shall be, jointly and severally, liable for the deficiency, together with interest thereon at the highest rate specified in the Notes for interest on overdue principal thereof or such other rate as shall be fixed by applicable law, together with the costs of collection and the reasonable fees, costs, expenses and other charges of any attorneys employed by the Collateral Agent to collect such deficiency.

(d) To the extent that applicable law imposes duties on the Collateral Agent to exercise rights and remedies in a commercially reasonable manner, each Grantor acknowledges and agrees that it is commercially reasonable for the Collateral Agent (i) to fail to incur expenses deemed significant by the Collateral Agent to prepare Collateral for disposition or otherwise to transform raw material or work in process into finished goods or other finished products for disposition, (ii) to fail to obtain third party consents for access to Collateral to be disposed of, or to obtain or, if not required by other law, to fail to obtain governmental or third party consents for the collection or disposition of Collateral to be collected or disposed of, (iii) to fail to exercise collection remedies against Account Debtors or other Persons obligated on Collateral or to remove Liens on or any adverse claims against Collateral, (iv) to exercise collection remedies against Account Debtors and other Persons obligated on Collateral directly or through the use of collection agencies and other collection specialists, (v) to advertise dispositions of Collateral through publications or media of general circulation, whether or not the Collateral is of a specialized nature, (vi) to contact other Persons, whether or not in the same business as any Grantor, for expressions of interest in acquiring all or any portion of such Collateral, (vii) to hire one or more professional auctioneers to assist in the disposition of Collateral, whether or not the Collateral is of a specialized nature, (viii) to dispose of Collateral by utilizing internet sites that provide for the auction of assets of the types included in the Collateral or that have the reasonable capacity of doing so, or that match buyers and sellers of assets, (ix) to dispose of assets in wholesale rather than retail markets, (x) to disclaim disposition warranties, such as title, possession or quiet enjoyment, (xi) to purchase insurance or credit enhancements to insure the Collateral Agent against risks of loss, collection or disposition of Collateral or to provide to the Collateral Agent a guaranteed return from the collection or disposition of Collateral, or (xii) to the extent deemed appropriate by the Collateral Agent, to obtain the services of brokers, investment bankers, consultants, attorneys and other professionals to assist the Collateral Agent in the collection or disposition of any of the Collateral. Each Grantor acknowledges that the purpose of this section is to provide non-exhaustive indications of what actions or omissions by the Collateral Agent would be commercially reasonable in the Collateral Agent’s exercise of rights and remedies against the Collateral and that other actions or omissions by the Collateral Agent shall not be deemed commercially unreasonable solely on account of not being indicated in this section. Without limitation of the foregoing, nothing contained in this section shall be construed to grant any rights to any Grantor or to impose any duties on the Collateral Agent that would not have been granted or imposed by this Agreement or by applicable law in the absence of this section.

(e) The Collateral Agent shall not be required to marshal any present or future collateral security (including, but not limited to, this Agreement and the Collateral) for, or other assurances of payment of, the Obligations or any of them or to resort to such collateral security or other assurances of payment in any particular order, and all of the Collateral Agent’s rights and remedies hereunder and in respect of such collateral security and other assurances of payment shall be cumulative and in addition to all other rights and remedies, however existing or arising. To the extent that any Grantor lawfully may, each Grantor hereby agrees that it will not invoke any law relating to the marshaling of collateral which might cause delay in or impede the enforcement of the Collateral Agent’s rights and remedies under this Agreement or under any other instrument creating or evidencing any of the Obligations or under which any of the Obligations is outstanding or by which any of the Obligations is secured or payment thereof is otherwise assured, and, to the extent that it lawfully may, each Grantor hereby irrevocably waives the benefits of all such laws.

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(f) The Collateral Agent may realize upon any cash held in a Blocked Custodial Account and remit the proceeds thereof to an account specified by the Collateral Agent to be applied to the Obligations in accordance with the Securities Purchase Agreement.

SECTION 10. Indemnity and Expenses.

(a) Each Grantor agrees, jointly and severally, to defend, protect, indemnify and hold the Collateral Agent and each of the Noteholders harmless from and against any and all claims, damages, losses, liabilities, obligations, penalties, fees, costs and expenses (including, without limitation, reasonable legal fees, costs, expenses, and disbursements of such Person’s counsel) to the extent that they arise out of or otherwise result from this Agreement (including, without limitation, enforcement of this Agreement), except to the extent resulting from such Person’s gross negligence or willful misconduct, as determined by a final judgment of a court of competent jurisdiction no longer subject to appeal.

(b) Each Grantor agrees, jointly and severally, to pay to the Collateral Agent upon demand the amount of any and all costs and expenses, including the reasonable fees, costs, expenses and disbursements of counsel for the Collateral Agent and of any experts and agents (including, without limitation, any collateral trustee which may act as agent of the Collateral Agent), which the Collateral Agent may incur in connection with (i) the preparation, negotiation, execution, delivery, recordation, administration, amendment, waiver or other modification or termination of this Agreement or any other Transaction Documents, (ii) the custody, preservation, use or operation of, or the sale of, collection from, or other realization upon, any Collateral (including but not limited to taxes, assessments, insurance premiums, custody fees, repairs, rent, storage costs and expenses of sales and any costs to perfect the security interest of the Collateral Agent), (iii) the exercise or enforcement of any of the rights or remedies of the Collateral Agent hereunder or under any other Transaction Document, or (iv) the failure by any Grantor to perform or observe any of the provisions hereof or any other Transaction Document (collectively, “Collateral Costs”). Without waiving such Grantor’s Event of Default (if any) for failure to make any such payment, the Collateral Agent, following any such failure, at its option may pay any such Collateral Costs, and discharge encumbrances on the Collateral, and such Collateral Costs payments shall be a part of the Obligations and bear interest at the rate set out in the Notes. Without limiting the generality of the foregoing, each Grantor agrees to reimburse the Collateral Agent on demand for any Collateral Costs reasonably incurred, including but not limited to Collateral Costs incurred in connection with each Controlled Account Agreement and the accounts maintained in each Grantor’s name in connection therewith.

SECTION 11. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be mailed (by certified mail, first-class postage prepaid and return receipt requested), telecopied, e-mailed or delivered, (a) if to any Grantor, to the Company’s address, email address and/or facsimile number as set forth in Section 9(f) of the Securities Purchase Agreement, (b) if to any Buyer, to it at its respective address, email address and/or facsimile number as set forth in Section 9(f) of the Securities Purchase Agreement or (c) if to Collateral Agent, to it at its respective address, email address and/or facsimile number as set forth on its signature page hereto; or as to any such Person, at such other address as shall be designated by such Person in a written notice to all other parties hereto complying as to delivery with the terms of this Section 11. All such notices and other communications shall be effective (a) if sent by certified mail, return receipt requested, when received or five (5) Business Days after deposited in the mails, whichever occurs first, (b) if telecopied or e-mailed, when transmitted (during normal business hours) and confirmation is received, and otherwise, the day after the notice or communication was transmitted and confirmation is received, or (c) if delivered in person, upon delivery. For the avoidance of doubt, all Foreign Subsidiaries, as Grantors, hereby appoint the Company as its agent for receipt of service of process and all notices and other communications in the United States at the address specified below.

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SECTION 12. Miscellaneous.

(a) No amendment of any provision of this Agreement shall be effective unless it is in writing and signed by each Grantor and the Collateral Agent (and approved by the Required Holders), and no waiver of any provision of this Agreement, and no consent to any departure by each Grantor therefrom, shall be effective unless it is in writing and signed by each Grantor and the Collateral Agent (and approved by the Required Holders), and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No amendment, modification or waiver of this Agreement shall be effective to the extent that it (1) applies to fewer than all of the holders of Notes or (2) imposes any obligation or liability on any holder of Notes without such holder’s prior written consent (which may be granted or withheld in such holder’s sole and absolute discretion).

(b) No failure on the part of the Collateral Agent to exercise, and no delay in exercising, any right or remedy hereunder or under any of the other Transaction Documents shall operate as a waiver thereof; nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights and remedies of the Collateral Agent or any Noteholder provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights and remedies of the Collateral Agent or any Noteholder under any of the other Transaction Documents against any party thereto are not conditional or contingent on any attempt by such Person to exercise any of its rights or remedies under any of the other Transaction Documents against such party or against any other Person, including but not limited to, any Grantor.

(c) Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

(d) This Agreement shall create a continuing Lien on and security interest in the Collateral and shall (i) remain in full force and effect until the full performance and Payment in Full of the Obligations, and (ii) be binding on each Grantor and all other Persons who become bound as debtor to this Agreement in accordance with Section 9-203(d) of the Code and shall inure, together with all rights and remedies of the Collateral Agent and the Noteholders hereunder, to the ratable benefit of the Collateral Agent and the Noteholders and their respective permitted successors, transferees and assigns. Without limiting the generality of clause (ii) of the immediately preceding sentence, without notice to any Grantor, the Collateral Agent and the Noteholders may assign or otherwise transfer their rights and obligations under this Agreement and any of the other Transaction Documents, to any other Person and such other Person shall thereupon become vested with all of the benefits in respect thereof granted to the Collateral Agent and the Noteholders herein or otherwise. Upon any such assignment or transfer, all references in this Agreement to the Collateral Agent or any such Noteholder shall mean the assignee of the Collateral Agent or such Noteholder. None of the rights or obligations of any Grantor hereunder may be assigned, delegated or otherwise transferred without the prior written consent of the Collateral Agent in its sole and absolute discretion, and any such assignment, delegation or transfer without such consent of the Collateral Agent shall be null and void.

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(e) Upon the full performance and Payment in Full of the Obligations, (i) this Agreement and the security interests created hereby shall terminate and all rights to the Collateral shall revert to the respective Grantor that granted such security interests hereunder, and (ii) the Collateral Agent will, upon any Grantor’s request and at such Grantor’s expense, (A) return to such Grantor such of the Collateral as shall not have been sold or otherwise disposed of or applied pursuant to the terms hereof and (B) execute and deliver to such Grantor such documents as such Grantor shall reasonably request to evidence such termination, all without any representation, warranty or recourse whatsoever; provided, however, that all indemnities of the Grantors contained in this Agreement shall survive, and remain in full force and effect regardless of the termination of the security interest or this Agreement. Notwithstanding the foregoing, this Agreement and the security interests granted hereunder shall be reinstated if at any time any payment or delivery pursuant to the Securities Purchase Agreement, in whole or in part, is rescinded or must otherwise be returned by the Collateral Agent or any Buyer under the application of the Bankruptcy Code or any other debtor law, all as though such payment or delivery had not been made.

(f) Governing Law; Jurisdiction; Jury Trial.

(i) All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any provision or rule of law (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdiction other than the State of New York.

(ii) Each Grantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or under any of the other Transaction Documents or with any transaction contemplated hereby or thereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim, defense or objection that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under Section 9(f) of the Securities Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude the Collateral Agent or the Noteholders from bringing suit or taking other legal action against any Grantor in any other jurisdiction to collect on a Grantor’s obligations or to enforce a judgment or other court ruling in favor of the Collateral Agent or a Noteholder.

(iii) WAIVER OF JURY TRIAL, ETC. EACH GRANTOR IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR UNDER ANY OTHER TRANSACTION DOCUMENT OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY.

(iv) Each Grantor irrevocably and unconditionally waives any right it may have to claim or recover in any legal action, suit or proceeding referred to in this Section any special, exemplary, indirect, incidental, punitive or consequential damages.

(g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

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(h) This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together constitute one and the same Agreement. Delivery of any executed counterpart of a signature page of this Agreement by pdf, facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

(i) This Agreement shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Obligations is rescinded or must otherwise be returned by the Collateral Agent, any Noteholder or any other Person (upon (i) the occurrence of any Insolvency Proceeding of any of the Company or any Grantor or (ii) otherwise, in all cases as though such payment had not been made).

SECTION 13. Material Non-Public Information. Upon receipt or delivery by any Grantor of any notice in accordance with the terms of this Agreement, unless such Grantor has in good faith determined that the matters relating to such notice do not constitute material, non-public information relating to the Grantor or any of its Subsidiaries, such Grantor shall within one (1) Business Day after any such receipt or delivery publicly disclose such material, non-public information on a Report of Foreign Private Issuer on Form 6-K or otherwise. In the event that such Grantor believes that a notice contains material, non-public information relating to such Grantor or any of its Subsidiaries, such Grantor so shall indicate to the Collateral Agent and any applicable Noteholder contemporaneously with delivery of such notice, and in the absence of any such indication, the Collateral Agent and each Noteholder shall be allowed to presume that all matters relating to such notice do not constitute material, non-public information relating to such Grantor or its Subsidiaries. Nothing contained in this Section 13 shall limit any obligations of any Grantor, or any rights or remedies of the Collateral Agent or any Noteholder, under Section 4(i) of the Securities Purchase Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, each Grantor has caused this Agreement to be executed and delivered by its officer thereunto duly authorized, as of the date first above written.

GRANTORS:

RMX INDUSTRIES, INC.,
a Nevada corporation

By:
Name:
Title:

RMX INDUSTRIES INC.,
a Texas corporation

By:
Name:
Title:

EDWARE LLC,
a Delaware limited liability company

By:
Name:
Title:

ACCEPTED BY:

[●],
as Collateral Agent

By:
Name:
Title:

[Signature Page to Security and Pledge Agreement]

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EXHIBIT A

FORM OF INTELLECTUAL PROPERTY SECURITY AGREEMENT

This INTELLECTUAL PROPERTY SECURITY AGREEMENT (as amended, modified, supplemented, renewed, restated or replaced from time to time, this “IP Security Agreement”), dated November 5, 2025, is made by the Persons listed on the signature pages hereof (collectively, the “Grantors”) in favor of [●], in its capacity as collateral agent (the “Collateral Agent”) for the Noteholders. All capitalized terms not otherwise defined herein shall have the meanings respectively ascribed thereto in the Security Agreement (as defined below).

WHEREAS, RMX Industries, Inc., a Nevada corporation (the “Company”) and each party listed as a “Buyer” therein (collectively, the “Buyers”) are parties to that certain Securities Purchase Agreement, dated October 15, 2025 (as amended, modified, supplemented, extended, renewed, restated or replaced from time to time in accordance with the terms thereof, the “Securities Purchase Agreement”), pursuant to which the Company shall be required to sell, and the Buyers shall purchase or have the right to purchase, the “Notes” (as defined therein) issued pursuant thereto (as such Notes may be amended, modified, supplemented, renewed, restated or replaced from time to time in accordance with the terms thereof, collectively, the “Notes”);

WHEREAS, it is a condition precedent to the purchase of the Notes under the Securities Purchase Agreement that each Grantor has executed and delivered that certain Security and Pledge Agreement, dated as of the date hereof, made by the Grantors to the Collateral Agent (as amended, modified, supplemented, renewed, restated or replaced from time to time, the “Security Agreement”);

WHEREAS, under the terms of the Security Agreement, the Grantors have granted to the Collateral Agent, for the ratable benefit of the Collateral Agent and the Noteholders, a Lien on and security interest in, among other property, certain intellectual property of the Grantors, and have agreed as a condition thereof to execute this IP Security Agreement for recording with the U.S. Patent and Trademark Office, the United States Copyright Office and other governmental authorities; and

WHEREAS, the Grantors have determined that the execution, delivery and performance of this IP Security Agreement directly benefits, and is in the best interest of, the Grantors.

NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyers to perform under the Securities Purchase Agreement, each Grantor agrees with the Collateral Agent, for the ratable benefit of the Collateral Agent and the Noteholders, as follows:

SECTION 1. Grant of Security. As collateral security for the due and punctual payment and performance in full of the Obligations, as and when due, each Grantor hereby pledges and assigns to the Collateral Agent, its successors and permitted assigns, and hereby grants to the Collateral Agent, its successors and permitted assigns, for the ratable benefit of the Collateral Agent and the Noteholders, a continuing Lien on and security interest in, all of such Grantor’s right, title and interest in, to and under the following (the “Collateral”):

(i) the Patents and Patent applications set forth in Schedule A hereto;

(ii) the Trademark and service mark registrations and applications set forth in Schedule B hereto (provided that no security interest shall be granted in United States intent-to-use trademark applications to the extent that, and solely during the period in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark applications under applicable federal law), together with the goodwill symbolized thereby;

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(iii) all Copyrights, whether registered or unregistered, now owned or hereafter acquired by such Grantor, including, without limitation, the copyright registrations and applications and exclusive copyright licenses set forth in Schedule C hereto;

(iv) all reissues, divisions, continuations, continuations-in-part, extensions, renewals and reexaminations of any of the foregoing, all rights in the foregoing provided by international treaties or conventions, all rights corresponding thereto throughout the world and all other rights of any kind whatsoever of such Grantor accruing thereunder or pertaining thereto;

(v) any and all claims for damages and injunctive relief for past, present and future infringement, dilution, misappropriation, violation, misuse or breach with respect to any of the foregoing, with the right, but not the obligation, to sue for and collect, or otherwise recover, such damages; and

(vi) any and all Proceeds, including without limitation Cash and Noncash Proceeds of, collateral for, income, royalties and other payments now or hereafter due and payable with respect to, and Supporting Obligations relating to, any and all of the collateral of or arising from any of the foregoing.

SECTION 2. Security for Obligations. The grant of a Lien on and security interest in, the Collateral by each Grantor under this IP Security Agreement constitutes continuing collateral security for the payment and performance of all Obligations of such Grantor now or hereafter existing under or in respect of the Notes and the Transaction Documents, whether direct or indirect, absolute or contingent, and whether for principal, reimbursement obligations, interest, premiums, penalties, fees, indemnifications, contract causes of action, costs, expenses or otherwise.

SECTION 3. Recordation. Each Grantor authorizes and requests that the Register of Copyrights, the Commissioner for Patents and the Commissioner for Trademarks and any other applicable government officer record this IP Security Agreement.

SECTION 4. Execution in Counterparts. This IP Security Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together constitute one and the same agreement.

SECTION 5. Grants, Rights and Remedies. This IP Security Agreement has been entered into in conjunction with the provisions of the Security Agreement. Each Grantor does hereby acknowledge and confirm that the grant of the Lien and security interest hereunder to, and the rights and remedies of, the Collateral Agent with respect to the Collateral are more fully set forth in the Security Agreement, the terms and provisions of which are incorporated herein by reference as if fully set forth herein.

SECTION 6. Governing Law; Jurisdiction; Jury Trial.

(i) All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any provision or rule of law (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdiction other than the State of New York.

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(ii) Each Grantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in New York, New York, for the adjudication of any dispute hereunder or in connection herewith or under any of the other Transaction Documents or with any transaction contemplated hereby or thereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim, defense or objection that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to the Company at the address for such notices to it under Section 9(f) of the Securities Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude the Collateral Agent or the Noteholders from bringing suit or taking other legal action against any Grantor in any other jurisdiction to collect on a Grantor’s obligations or to enforce a judgment or other court ruling in favor of the Collateral Agent or a Noteholder.

(iii) WAIVER OF JURY TRIAL, ETC. EACH GRANTOR IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR UNDER ANY OTHER TRANSACTION DOCUMENT OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY.

(iv) Each Grantor irrevocably and unconditionally waives any right it may have to claim or recover in any legal action, suit or proceeding referred to in this Section any special, exemplary, indirect, incidental, punitive or consequential damages.

[The remainder of the page is intentionally left blank]

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IN WITNESS WHEREOF, each Grantor has caused this Agreement to be duly executed and delivered by its officer thereunto duly authorized as of the date first above written.

RMX INDUSTRIES, INC.

By
Name:
Title:

Address for Notices:

4514 Cole Avenue, Suite 600
Dallas, Texas 75205
Attention: Chief Executive Officer

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ACCEPTED BY:

[●], as
Collateral Agent

By:
Name:
Title:

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Schedule A

Patents

Grantor	Title	Application/ Patent Number
RMX Industries, Inc.	US Patent No. 9,451,291 (Fast DWT-Based Intermediate Codec Optimized For Massively Parallel Architecture)	9451291
RMX Industries, Inc.	Low Bandwidth Multimedia Transmission System and Method	63886474

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Schedule B

Trademarks

Grantor	Mark	Serial/ Registration/Application Number
RMX Industries, Inc.	VAST	97774825
RMX Industries, Inc.	VAST	99454012

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Schedule C

Copyrights

Grantor	Copyright	Serial/ Registration Number	Application/ Registration Date
N/A	N/A	N/A	N/A

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SCHEDULE I

Legal Names; Organizational Identification Numbers;

States or Jurisdiction of Organization

Grantor’s Name	State / Country of Organization / Incorporation	Federal Employer I.D.	Organizational I.D.
RMX Industries, Inc. (“RMXI”)	Nevada	88-2960484	20222494615
EdWare LLC	Delaware	N/A	3065291
RMX Industries Inc. (“TX Subsidiary”)	Texas	352890029	0805914103

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SCHEDULE II

Intellectual Property

(a) Patents, Patent Applications, Copyrights, Copyright Applications, Trademarks, and Trademark Applications

Type	Description/ Title	Status	Registration/ Application No.	Jurisdiction	Owner/ Applicant	Notes

Patent	US Patent No. 9,451,291 (Fast DWT-Based Intermediate Codec Optimized For Massively Parallel Architecture)	Issued	9451291	United States	RMXI	Acquired March 14, 2023; issued September 20, 2016
Patent	Low Bandwidth Multimedia Transmission System and Method	Patent Pending	63886474	United States	RMXI	Application filed Sep 23, 2025
Trademark	VAST	Application Pending	97774825	United States	RMXI	Application filed Jan. 31, 2023; Notice of Allowance issued Feb. 6, 2024; SOU extension filed
Trademark	VAST	Application Pending	99454012	United States	RMXI	Application filed October 21, 2025

(b) License to any Grantor of intellectual property

On August 8, 2022, RMXI entered a worldwide, perpetual and exclusive license agreement with Cytta Corporation, or Cytta, for its proprietary SUPR ISR (Superior Utilization of Processing Resources – Intelligence, Surveillance, and Reconnaissance) system. In consideration of the license agreement, Cytta was issued 5,100,000 shares of RMXI’s Class A Common Stock and will receive a royalty of five percent of net sales of licensed product revenues and licensed service revenues over a ten-year period for any products containing their content. Currently, none of RMXI’s products include any content licensed from Cytta, nor are there any plans to incorporate such content. As a result, RMXI does not anticipate any royalty obligations under the license agreement.

(c) Licenses by any Grantor of intellectual property

Not Applicable.

(d) Domain names owned or used by any Grantor

https://reticulate.io/

www.rmx.io

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SCHEDULE III

Locations

Grantor’s Name	Chief Executive Office	Chief Place of Business	Books and Records	Inventory, Equipment, Etc.
RMXI	4514 Cole Ave, Ste. 600, Dallas, TX 75205	4514 Cole Ave, Ste. 600, Dallas, TX 75205	4514 Cole Ave, Ste. 600, Dallas, TX 75205	4514 Cole Ave, Ste. 600, Dallas, TX 75205
EdWare LLC	4514 Cole Ave, Ste. 600, Dallas, TX 75205	4514 Cole Ave, Ste. 600, Dallas, TX 75205	4514 Cole Ave, Ste. 600, Dallas, TX 75205	4514 Cole Ave, Ste. 600, Dallas, TX 75205
TX Subsidiary	4514 Cole Ave, Ste. 600, Dallas, TX 75205	4514 Cole Ave, Ste. 600, Dallas, TX 75205	4514 Cole Ave, Ste. 600, Dallas, TX 75205	4514 Cole Ave, Ste. 600, Dallas, TX 75205

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SCHEDULE IV

Promissory Notes, Securities, Deposit Accounts and Securities Accounts

Promissory Notes:

●	None

Investment Property:

●	None

Partnership/LLC Interests:

●	EdWare LLC, 100% owned by RMX Industries, Inc.

Capital Stock:

●	RMX Industries Inc., 100% owned by RMX Industries, Inc

Deposit Accounts, Securities Accounts and Commodities Accounts

Owner	Financial Institution	Account Number	General Purpose

Foreign Currency Controlled Accounts

•	None

Blocked Custodial Accounts

Owner	Type of Controllable Electronic Record	Controlled Account Institution	Type of Account	Account Number(s)

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SCHEDULE V

Financing Statements

Grantor	Jurisdiction for Filing Financing Statement
RMX Industries, Inc.	Nevada
EdWare LLC	Delaware
RMX Industries Inc.	Texas

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SCHEDULE VI

Commercial Tort Claims

None

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Exhibit 6.6

GUARANTY

This GUARANTY, dated as of November 5, 2025 (this “Guaranty”), is made by each of the undersigned (each a “Guarantor”, and collectively, the “Guarantors”), in favor of [●], in its capacity as collateral agent (in such capacity, the “Collateral Agent” as hereinafter further defined) for the “Buyers” party to the Securities Purchase Agreement (each as defined below).

W I T N E S S E T H:

WHEREAS, RMX Industries, Inc., a Nevada corporation with offices located at 4514 Cole Ave, Ste. 600, Dallas, Texas 75205 (the “Company”), and each party listed as a “Buyer” on the Schedule of Buyers attached thereto (collectively, the “Buyers”) are parties to the Securities Purchase Agreement, dated as of October 15, 2025 (as amended, restated, extended, replaced or otherwise modified from time to time, the “Securities Purchase Agreement”), pursuant to which the Company shall be required or have the right to sell, and the Buyers shall purchase or have the right to purchase, the “Initial Notes”, “Second Notes,” and the “Additional Notes”, in each case, issued pursuant thereto (as such Initial Notes, Second Notes and Additional Notes may be amended, restated, extended, replaced or otherwise modified from time to time in accordance with the terms thereof, collectively, the “Notes”);

WHEREAS, the Securities Purchase Agreement requires that the Guarantors execute and deliver to the Collateral Agent, (i) a guaranty guaranteeing all of the Obligations (as defined below); and (ii) a Security and Pledge Agreement, dated as of the date hereof, granting the Collateral Agent a lien on and security interest in all of their assets and properties (the “Security Agreement”); and

WHEREAS, each Guarantor has determined that the execution, delivery and performance of this Guaranty directly benefits, and is in the best interest of, such Guarantor.

NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyers to perform under the Securities Purchase Agreement, each Guarantor hereby agrees with the Collateral Agent, for the benefit of the Collateral Agent and each Buyer, as follows:

SECTION 1. Definitions. Reference is hereby made to the Securities Purchase Agreement, the Security Agreement and the Notes for a statement of the terms thereof. All terms used in this Guaranty and the recitals hereto which are defined in the Securities Purchase Agreement, the Security Agreement or the Notes, and which are not otherwise defined herein shall have the same meanings herein as set forth therein. In addition, the following terms when used in the Guaranty shall have the meanings set forth below:

“Bankruptcy Code” means Chapter 11 of Title 11 of the United States Code, 11 U.S.C §§ 101 et seq. (or other applicable bankruptcy, insolvency or similar laws).

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any Governmental Authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

“Buyer” or “Buyers” shall have the meaning set forth in the recitals hereto.

“Capital Stock” means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock (including, without limitation, any warrants, options, rights or other securities exercisable or convertible into equity interests or securities of such Person), and (ii) with respect to any Person that is not an individual or a corporation, any and all partnership, membership, trust or other equity interests of such Person.

“Collateral” means all assets and properties of the Company and each Guarantor, wherever located and whether now or hereafter existing and whether now owned or hereafter acquired, of every kind and description, tangible or intangible, including, without limitation, the collateral described in Section 3(a) of the Security Agreement.

“Collateral Agent” shall have the meaning set forth in the recitals hereto.

“Company” shall have the meaning set forth in the recitals hereto.

“Governmental Authority” means any nation or government, any Federal, state, city, town, municipality, county, local, foreign or other political subdivision thereof or thereto and any department, commission, board, bureau, court, tribunal, instrumentality, agency or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Guaranteed Obligations” shall have the meaning set forth in Section 2 of this Guaranty.

“Guarantor” or “Guarantors” shall have the meaning set forth in the recitals hereto.

“Indemnified Party” shall have the meaning set forth in Section 13(a) of this Guaranty.

“Insolvency Proceeding” means any proceeding commenced by or against any Person under any provision of the Bankruptcy Code or under any other bankruptcy or insolvency law or law for the relief of debtors, any proceeding relating to assignments for the benefit of creditors, formal or informal moratoria, compositions, or extensions generally with creditors, or any proceeding seeking reorganization, arrangement, or other similar relief.

“Notes” shall have the meaning set forth in the recitals hereto.

“Obligations” shall have the meaning set forth in Section 4 of the Security Agreement.

“Paid in Full” or “Payment in Full” means the indefeasible payment in full in cash of all of the Guaranteed Obligations.

“Person” means an individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization, joint venture or other enterprise or entity or Governmental Authority.

“Securities Purchase Agreement” shall have the meaning set forth in the recitals hereto.

“Security Agreement” shall have the meaning set forth in the recitals hereto.

“Subsidiary” means any Person in which a Guarantor directly or indirectly, (i) owns any of the outstanding Capital Stock or holds any equity or similar interest of such Person or (ii) controls or operates all or any part of the business, operations or administration of such Person, and all of the foregoing, collectively, “Subsidiaries”.

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“Transaction Documents” shall have the meaning set forth in the Securities Purchase Agreement.

“Transaction Party” means the Company and each Guarantor, collectively, “Transaction Parties”.

SECTION 2. Guaranty.

(a) The Guarantors, jointly and severally, hereby unconditionally and irrevocably, guaranty to the Collateral Agent, for the benefit of the Collateral Agent and the Buyers, the punctual payment, as and when due and payable, by stated maturity or otherwise, of all Obligations, including, without limitation, all interest, make-whole and other amounts that accrue after the commencement of any Insolvency Proceeding of the Company or any Guarantor, whether or not the payment of such interest, make-whole and/or other amounts are enforceable or are allowable in such Insolvency Proceeding, and all fees, interest, premiums, penalties, causes of actions, costs, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under any of the Transaction Documents (all of the foregoing collectively being the “Guaranteed Obligations”), and agrees to pay any and all fees, costs and expenses (including counsel fees, costs and expenses) incurred by the Collateral Agent in enforcing any rights under this Guaranty or any other Transaction Document. Without limiting the generality of the foregoing, each Guarantor’s liability hereunder shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Company to the Collateral Agent or any Buyer under the Securities Purchase Agreement, the Notes and/or any other Transaction Document but for the fact that they are unenforceable or not allowable due to the existence of an Insolvency Proceeding involving any Transaction Party.

(b) Each Guarantor and by its acceptance of this Guaranty, the Collateral Agent, hereby confirms that it is the intention of all such Persons that this Guaranty and the Guaranteed Obligations of each Guarantor hereunder not constitute a fraudulent transfer or conveyance for purposes of the Bankruptcy Code, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar foreign, federal, provincial, state, or other applicable law to the extent applicable to this Guaranty and the Guaranteed Obligations of each Guarantor hereunder. To effectuate the foregoing intention, the Collateral Agent and the Guarantors hereby irrevocably agree that the Guaranteed Obligations of each Guarantor under this Guaranty at any time shall be limited to the maximum amount as will result in the Guaranteed Obligations of such Guarantor under this Guaranty not constituting a fraudulent transfer or conveyance.

SECTION 3. Guaranty Absolute; Continuing Guaranty; Assignments.

(a) The Guarantors, jointly and severally, guaranty that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Transaction Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Collateral Agent or any Buyer with respect thereto. The obligations of each Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against any Guarantor to enforce such obligations, irrespective of whether any action is brought against any Transaction Party or whether any Transaction Party is joined in any such action or actions. The liability of any Guarantor under this Guaranty shall be as a primary obligor (and not merely as a surety) and shall be irrevocable, absolute and unconditional irrespective of, and each Guarantor hereby irrevocably waives, to the extent permitted by law, any defenses it may now or hereafter have in any way relating to, any or all of the following:

(i) any lack of validity or enforceability of any Transaction Document;

(ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Transaction Party or extension of the maturity of any Guaranteed Obligations or otherwise;

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(iii) any taking, exchange, release or non-perfection of any Collateral;

(iv) any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

(v) any change, restructuring or termination of the corporate, limited liability company or partnership structure or existence of any Transaction Party;

(vi) any manner of application of Collateral or any other collateral, or proceeds thereof, to all or any of the Guaranteed Obligations, or any manner of sale or other disposition of any Collateral or any other collateral for all or any of the Guaranteed Obligations or any other Obligations of any Transaction Party under the Transaction Documents or any other assets of any Transaction Party or any of its Subsidiaries;

(vii) any failure of the Collateral Agent or any Buyer to disclose to any Transaction Party any information relating to the business, condition (financial or otherwise), operations, performance, properties or prospects of any other Transaction Party now or hereafter known to the Collateral Agent or any Buyer (each Guarantor waiving any duty on the part of the Collateral Agent or any Buyer to disclose such information);

(viii) taking any action in furtherance of the release of any Guarantor or any other Person that is liable for the Obligations from all or any part of any liability arising under or in connection with any Transaction Document without the prior written consent of the Collateral Agent; or

(ix) any other circumstance (including, without limitation, any statute of limitations) or any existence of or reliance on any representation by the Collateral Agent or any Buyer that might otherwise constitute a defense available to, or a discharge of, any Transaction Party or any other guarantor or surety.

(b) This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Collateral Agent, any Buyer, or any other Person upon the insolvency, bankruptcy or reorganization of any Transaction Party or otherwise, all as though such payment had not been made.

(c) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until Payment in Full of the Guaranteed Obligations (other than inchoate indemnity obligations) and shall not terminate for any reason prior to the respective Maturity Date of each Note (other than Payment in Full of the Guaranteed Obligations) and (ii) be binding upon each Guarantor and its respective successors and assigns. This Guaranty shall inure to the benefit of and be enforceable by the Collateral Agent, the Buyers, and their respective successors, and permitted pledgees, transferees and assigns. Without limiting the generality of the foregoing sentence, the Collateral Agent or any Buyer may pledge, assign or otherwise transfer all or any portion of its rights and obligations under and subject to the terms of any Transaction Document to any other Person, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to the Collateral Agent or such Buyer (as applicable) herein or otherwise, in each case as provided in the Securities Purchase Agreement or such Transaction Document.

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SECTION 4. Waivers. To the extent permitted by applicable law, each Guarantor hereby waives promptness, diligence, protest, notice of acceptance and any other notice or formality of any kind with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Collateral Agent exhaust any right or take any action against any Transaction Party or any other Person or any Collateral. Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and in the other Transaction Documents and that the waiver set forth in this Section 4 is knowingly made in contemplation of such benefits. The Guarantors hereby waive any right to revoke this Guaranty, and acknowledge that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future. Without limiting the foregoing, to the extent permitted by applicable law, each Guarantor hereby unconditionally and irrevocably waives (a) any defense arising by reason of any claim or defense based upon an election of remedies by the Collateral Agent or any Buyer that in any manner impairs, reduces, releases or otherwise adversely affects the subrogation, reimbursement, exoneration, contribution or indemnification rights of such Guarantor or other rights of such Guarantor to proceed against any of the other Transaction Parties, any other guarantor or any other Person or any Collateral, and (b) any defense based on any right of set-off or counterclaim against or in respect of the Guaranteed Obligations of such Guarantor hereunder. Each Guarantor hereby unconditionally and irrevocably waives any duty on the part of the Collateral Agent or any Buyer to disclose to such Guarantor any matter, fact or thing relating to the business, condition (financial or otherwise), operations, performance, properties or prospects of any other Transaction Party or any of its Subsidiaries now or hereafter known by the Collateral Agent or a Buyer.

SECTION 5. Subrogation. No Guarantor may exercise any rights that it may now or hereafter acquire against any Transaction Party or any other guarantor that arise from the existence, payment, performance or enforcement of any Guarantor’s obligations under this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Collateral Agent or any Buyer against any Transaction Party or any other guarantor or any Collateral, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Transaction Party or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until there has been Payment in Full of the Guaranteed Obligations. If any amount shall be paid to a Guarantor in violation of the immediately preceding sentence at any time prior to Payment in Full of the Guaranteed Obligations and all other amounts payable under this Guaranty, such amount shall be held in trust for the benefit of the Collateral Agent and shall forthwith be paid to the Collateral Agent to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Transaction Documents, or to be held as Collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (a) any Guarantor shall make payment to the Collateral Agent of all or any part of the Guaranteed Obligations, and (b) there has been Payment in Full of the Guaranteed Obligations, the Collateral Agent will, at such Guarantor’s request and expense, execute and deliver to such Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to such Guarantor of an interest in the Guaranteed Obligations resulting from such payment by such Guarantor.

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SECTION 6. Representations, Warranties and Covenants.

(a) Each Guarantor hereby represents and warrants as of the date first written above as follows:

(i) Such Guarantor (A) is a corporation, limited liability company or limited partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization as set forth on the signature pages hereto, (B) has all requisite corporate, limited liability company or limited partnership power and authority to conduct its business as now conducted and as presently contemplated and to execute, deliver and perform its obligations under this Guaranty and each other Transaction Document to which such Guarantor is a party, and to consummate the transactions contemplated hereby and thereby and (C) is duly qualified to do business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary except where the failure to be so qualified (individually or in the aggregate) would not result in a Material Adverse Effect.

(ii) The execution, delivery and performance by such Guarantor of this Guaranty and each other Transaction Document to which such Guarantor is a party (A) have been duly authorized by all necessary corporate, limited liability company or limited partnership action, (B) do not and will not contravene its charter, articles, certificate of formation or by-laws, its limited liability company or operating agreement or its certificate of partnership or partnership agreement, as applicable, or any applicable law or any contractual restriction binding on such Guarantor or its properties do not and will not result in or require the creation of any lien, security interest or encumbrance (other than pursuant to any Transaction Document) upon or with respect to any of its properties, and (C) do not and will not result in any default, noncompliance, suspension, revocation, impairment, forfeiture or nonrenewal of any material permit, license, authorization or approval applicable to it or its operations or any of its properties.

(iii) No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or other Person is required in connection with the due execution, delivery and performance by such Guarantor of this Guaranty or any of the other Transaction Documents to which such Guarantor is a party (other than expressly provided for in any of the Transaction Documents).

(iv) This Guaranty has been duly executed and delivered by each Guarantor and is, and each of the other Transaction Documents to which such Guarantor is or will be a party, when executed and delivered, will be, a legal, valid and binding obligation of such Guarantor, enforceable against such Guarantor in accordance with its terms, except as may be limited by the Bankruptcy Code or other applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, suretyship or similar laws and equitable principles (regardless of whether enforcement is sought in equity or at law).

(v) There is no pending or, to the best knowledge of such Guarantor, threatened action, suit or proceeding against such Guarantor or to which any of the properties of such Guarantor is subject, before any court or other Governmental Authority or any arbitrator that (A) if adversely determined, could reasonably be expected to have a Material Adverse Effect or (B) relates to this Guaranty or any of the other Transaction Documents to which such Guarantor is a party or any transaction contemplated hereby or thereby.

(vi) Such Guarantor (A) has read and understands the terms and conditions of the Securities Purchase Agreement and the other Transaction Documents, and (B) now has and will continue to have independent means of obtaining information concerning the affairs, financial condition and business of the Company and the other Transaction Parties, and has no need of, or right to obtain from the Collateral Agent or any Buyer, any credit or other information concerning the affairs, financial condition or business of the Company or the other Transaction Parties.

(vii) There are no conditions precedent to the effectiveness of this Guaranty that have not been satisfied or waived.

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(b) Each Guarantor covenants and agrees that until Payment in Full of the Guaranteed Obligations, it will comply with each of the covenants applicable to it (except to the extent applicable only to a public company) which are set forth in Section 4 of the Securities Purchase Agreement and Section 15 of the Notes as if such Guarantor were a party thereto.

SECTION 7. Right of Set-off. Upon the occurrence and during the continuance of any Event of Default, the Collateral Agent and any Buyer may, and is hereby authorized to, at any time and from time to time, without notice to the Guarantors (any such notice being expressly waived by each Guarantor) and to the fullest extent permitted by law, set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Collateral Agent or any Buyer to or for the credit or the account of any Guarantor against any and all obligations of the Guarantors now or hereafter existing under this Guaranty or any other Transaction Document, irrespective of whether or not the Collateral Agent or any Buyer shall have made any demand under this Guaranty or any other Transaction Document and although such obligations may be contingent or unmatured. The Collateral Agent and each Buyer agrees to notify the relevant Guarantor promptly after any such set-off and application made by the Collateral Agent or such Buyer, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Collateral Agent or any Buyer under this Section 7 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Collateral Agent or such Buyer may have under this Guaranty or any other Transaction Document in law or otherwise.

SECTION 8. Limitation on Guaranteed Obligations.

(a) Notwithstanding any provision herein contained to the contrary, each Guarantor’s liability hereunder shall be limited to an amount not to exceed as of any date of determination the greater of:

(i) the amount of all Guaranteed Obligations, plus interest thereon at the applicable Interest Rate as specified in the Note; and

(ii) the amount which could be claimed by the Collateral Agent from such Guarantor under this Guaranty without rendering such claim voidable or avoidable under the Bankruptcy Code or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act or similar statute or common law after taking into account, among other things, such Guarantor’s right of contribution and indemnification.

(b) Each Guarantor agrees that the Guaranteed Obligations may at any time and from time to time exceed the amount of the liability of such Guarantor hereunder without impairing the guaranty hereunder or affecting the rights and remedies of the Collateral Agent or any Buyer hereunder or under applicable law.

(c) No payment made by the Company, any Guarantor, any other guarantor or any other Person or received or collected by the Collateral Agent or any other Buyer from the Company, any of the Guarantors, any other guarantor or any other Person by virtue of any action or proceeding or any set-off or appropriation or application at any time or from time to time in reduction of or in payment of the Guaranteed Obligations shall be deemed to modify, reduce, release or otherwise affect the liability of any Guarantor hereunder which shall, notwithstanding any such payment (other than any payment made by such Guarantor in respect of the Guaranteed Obligations or any payment received or collected from such Guarantor in respect of the Guaranteed Obligations), remain liable for the Guaranteed Obligations up to the maximum liability of such Guarantor hereunder until after all of the Guaranteed Obligations and all other amounts payable under this Guaranty shall have been Paid in Full.

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SECTION 9. Notices, Etc. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Guaranty must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by email (provided a “read receipt” is obtained and kept on file by the sending party) or (iii) one (1) Business Day after deposit with a nationally recognized overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. All notices and other communications provided for hereunder shall be sent, (a) if to any Guarantor, to the Company’s address or email address as set forth in Section 9(f) of the Securities Purchase Agreement, (b) if to any Buyer, to it at its respective address or email address as set forth in Section 9(f) of the Securities Purchase Agreement or (c) if to Collateral Agent, to it at its respective address or email address as set forth on its signature page hereto.

SECTION 10. Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Guaranty shall be governed by the internal laws of the State of Nevada, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Nevada or any other jurisdictions) that would cause the application of the laws of any jurisdiction other than the State of Nevada. Each Guarantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in Las Vegas, Nevada, for the adjudication of any dispute hereunder or in connection herewith or under any of the other Transaction Documents or with any transaction contemplated hereby or thereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim, obligation or defense that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under Section 9(f) of the Securities Purchase Agreement (or in the case of the Collateral Agent, on its signature page hereto) and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude the Collateral Agent or the Buyers from bringing suit or taking other legal action against any Guarantor in any other jurisdiction to collect on a Guarantor’s obligations or to enforce a judgment or other court ruling in favor of the Collateral Agent or a Buyer.

SECTION 11. WAIVER OF JURY TRIAL, ETC. EACH GUARANTOR HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR UNDER ANY OTHER TRANSACTION DOCUMENT OR IN CONNECTION WITH OR ARISING OUT OF THIS GUARANTY, ANY OTHER TRANSACTION DOCUMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY.

SECTION 12. All payments made by any Guarantor hereunder or under any other Transaction Document shall be made in accordance with the terms of the respective Transaction Document and shall be made without set-off, counterclaim, withholding, deduction or other defense.

SECTION 13. Indemnification.

(a) Without limitation of any other obligations of any Guarantor or remedies of the Collateral Agent or the Buyers under this Guaranty or applicable law, except to the extent resulting from such Indemnified Party’s (as defined below) gross negligence or willful misconduct, as determined by a final judgment of a court of competent jurisdiction no longer subject to appeal, each Guarantor shall, to the fullest extent permitted by law, indemnify, defend and save and hold harmless the Collateral Agent and each Buyer and each of their affiliates and their respective officers, directors, employees, agents and advisors (each, an “Indemnified Party”) from and against, and shall pay on demand, any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and expenses of counsel) that may be incurred by or asserted or awarded against any Indemnified Party in connection with or as a result of any failure of any Guaranteed Obligations to be the legal, valid and binding obligations of any Transaction Party enforceable against such Transaction Party in accordance with their terms; provided, however, that no Guarantor shall be liable to any Indemnified Party on any theory of liability, for special, indirect, consequential, incidental or punitive damages.

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(b) Each Guarantor hereby also agrees that none of the Indemnified Parties shall have any liability (whether direct or indirect, in contract, tort or otherwise) or any fiduciary duty or obligation to any of the Guarantors or any of their respective affiliates or any of their respective officers, directors, employees, agents and advisors, and each Guarantor hereby agrees not to assert any claim against any Indemnified Party on any theory of liability, for special, indirect, consequential, incidental or punitive damages arising out of or otherwise relating to the facilities, the actual or proposed use of the proceeds of the advances, the Transaction Documents or any of the transactions contemplated by the Transaction Documents.

SECTION 14. Miscellaneous.

(a) Each Guarantor will make each payment hereunder in lawful money of the United States of America and in immediately available funds to the Collateral Agent or each Buyer, at such address specified by the Collateral Agent or such Buyer from time to time by notice to the Guarantors.

(b) No amendment or waiver of any provision of this Guaranty and no consent to any departure by any Guarantor therefrom shall in any event be effective unless the same shall be in writing and signed by each Guarantor and the Collateral Agent, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

(c) No failure on the part of the Collateral Agent or any Buyer to exercise, and no delay in exercising, any right or remedy hereunder or under any other Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder or under any Transaction Document preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights and remedies of the Collateral Agent and the Buyers provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by any applicable law. The rights and remedies of the Collateral Agent and the Buyers under any Transaction Document against any party thereto are not conditional or contingent on any attempt by the Collateral Agent or any Buyer to exercise any of their respective rights or remedies under any other Transaction Document against such party or against any other Person.

(d) Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

(e) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until Payment in Full of the Guaranteed Obligations (other than inchoate indemnity obligations) and shall not terminate for any reason prior to the respective Maturity Date of each Note (other than Payment in Full of the Guaranteed Obligations) and (ii) be binding upon each Guarantor and its respective successors and assigns. This Guaranty shall inure, together with all rights and remedies of the Collateral Agent and each Buyer hereunder, to the benefit of and be enforceable by the Collateral Agent, the Buyers, and their respective successors, and permitted pledgees, transferees and assigns. Without limiting the generality of the foregoing sentence, the Collateral Agent or any Buyer may pledge, assign or otherwise transfer all or any portion of its rights and obligations under and subject to the terms of the Securities Purchase Agreement or any other Transaction Document to any other Person in accordance with the terms thereof, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to the Collateral Agent or such Buyer (as applicable) herein or otherwise, in each case as provided in the Securities Purchase Agreement or such Transaction Document. None of the rights or obligations of any Guarantor hereunder may be assigned or otherwise transferred without the prior written consent of the Collateral Agent.

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(f) This Guaranty and the other Transaction Documents reflect the entire understanding of the transaction contemplated hereby and shall not be contradicted or qualified by any other agreement, oral or written, entered into before the date hereof.

(g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose.

SECTION 15. Currency Indemnity.

If, for the purpose of obtaining or enforcing judgment against Guarantor in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 15 referred to as the “Judgment Currency”) an amount due under this Guaranty in any currency (the “Obligation Currency”) other than the Judgment Currency, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding (a) the date of actual payment of the amount due, in the case of any proceeding in the courts of courts of the jurisdiction that will give effect to such conversion being made on such date, or (b) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the applicable date as of which such conversion is made pursuant to this Section 15 being hereinafter in this Section 15 referred to as the “Judgment Conversion Date”).

If, in the case of any proceeding in the court of any jurisdiction referred to in the preceding paragraph, there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual receipt of the amount due in immediately available funds, the Guarantors shall pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount actually received in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of the Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. Any amount due from the Guarantors under this Section 15 shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Guaranty.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each Guarantor has caused this Guaranty to be executed by its respective duly authorized officer, as of the date first above written.

GUARANTOR(S):

RMX INDUSTRIES INC., a Texas corporation

By:
Name:
Title:

EDWARE LLC, a Delaware limited liability company

By:
Name:
Title:

[Signature Page to Guaranty]

ACCEPTED BY:

[●], as Collateral Agent

By:
Name:
Title:

Address for notices:

[●]
Attention:
E-mail:

[Signature Page to Guaranty]

Exhibit 6.7

BLOCKED ACCOUNT CONTROL AGREEMENT | SECURED PARTY CONTROL	(Negotiated) V1.7_08_24_21

BLOCKED ACCOUNT CONTROL AGREEMENT (as amended, restated, supplemented or otherwise modified from time to time, this “Agreement”) dated as of October 20, 2025, by and among RMX Industries Inc (“Company”), [●] (together with its permitted successors and assigns, “Secured Party”) and JPMorgan Chase Bank, N.A. (“Bank” and together with Company and Secured Party, “Parties” and each of the Parties in its individual capacity, “Party”).

The Parties refer to the following account(s) in the name of Company maintained at Bank (the “Account”) and hereby agree as follows:

Account Number:
[●]

1.	(a) Company and Secured Party notify Bank that by separate agreement Company has granted Secured Party a security interest in the Account and all funds on deposit from time to time therein. Bank acknowledges being so notified.

(b) Bank hereby confirms that the Account is a demand deposit account maintained by Company with Bank in Bank's ordinary course of business and that Bank is a national banking association. Each Party confirms that it intends that this Agreement constitute an “authenticated record” as defined in Article 9 of the Uniform Commercial Code as in effect in the State of New York from time to time (“UCC”). As of the effective date of this Agreement, Bank confirms that except for this Agreement and the applicable Account Documentation, (i) Bank is not currently entered into any agreement with any person or entity pursuant to which Bank is obligated to comply with instructions as to the disposition of funds from the Account and (ii) for the duration of the Agreement Bank shall not, without the prior written consent of Secured Party, enter into any agreement with any other person or entity pursuant to which Bank is obligated to comply with instructions as to the disposition of funds from the Account.

2.	It is the intent of the Parties that Secured Party has control over the Account within the meaning of Section 9-104 of the UCC. Bank shall honor only withdrawal, payment, transfer or other fund disposition or other instructions (collectively, “Instructions”), which Company is entitled to give under the Account Documentation (as defined below) received from Secured Party (without Company’s consent) concerning the Account. Company shall have no right to issue Instructions or any other right or ability to access or withdraw or transfer funds from the Account.

3.	This Agreement supplements, rather than replaces, Bank’s deposit account agreement, terms and conditions and other standard documentation in effect from time to time with respect to the Account or services provided in connection with the Account (the “Account Documentation”), which Account Documentation will continue to apply to the Account and such services, and the respective rights, powers, duties, obligations, liabilities and responsibilities of the Parties to such Account Documentation and this Agreement, to the extent not expressly conflicting with the provisions of this Agreement (however, in the event of any such conflict, the provisions of this Agreement shall control). Prior to issuing any Instructions, Secured Party shall provide Bank with such documentation as Bank may reasonably request to establish the identity and authority of the individuals issuing Instructions on behalf of Secured Party. Secured Party may request Bank to provide other services (such as automatic daily transfers) with respect to the Account; however, if such services are not authorized or otherwise covered under the Account Documentation, Bank’s decision to provide any such services shall be made in its sole discretion (including without limitation being subject to Company and/or Secured Party executing such Account Documentation or other documentation as Bank may require).

4.	Bank agrees not to exercise or claim any right of offset, banker’s lien or other like right against the Account for so long as this Agreement is in effect except with respect to (i) returned or charged-back items, reversals or cancellations of payment orders and other electronic fund transfers or other corrections or adjustments to the Account or transactions therein, (ii) overdrafts in the Account or (iii) Bank’s customary charges, fees and documented expenses with respect to the Account or the services provided hereunder.

5.	Notwithstanding anything to the contrary in this Agreement: (i) Bank shall have only the duties and responsibilities with respect to the matters set forth in writing in this Agreement and shall not be deemed to be an agent, bailee or fiduciary for any Party, (ii) Bank shall be fully protected in acting or refraining from acting in good faith without investigation on any notice, Instruction or request purportedly furnished to it by Company or Secured Party in accordance with the terms of this Agreement, in which case the Parties agree that Bank has no duty to make any further inquiry whatsoever, (iii) it is hereby acknowledged and agreed that Bank has no knowledge of (and is not required to know) the terms and provisions of the separate agreement referred to in Section 1 above or any other related documentation or whether any actions by Secured Party, Company or any other person or entity are permitted under, constitutes a breach of, or is consistent or inconsistent with such separate agreement, (iv) Bank shall not be liable to Company or Secured Party or any other person for any action or failure to act under or in connection with this Agreement or the Account, except to the extent such conduct constitutes its own willful misconduct or gross negligence (and to the maximum extent permitted by law, shall under no circumstances be liable for any incidental, indirect, special, consequential or punitive damages) and (v) Bank shall not be liable for losses or delays caused by force majeure, interruption or malfunction of computer, transmission or communications facilities, labor difficulties, court order or decree, the commencement of bankruptcy or other similar proceedings or other matters beyond Bank’s reasonable control.

6.	(a) Company agrees to indemnify, defend and save harmless Bank against any loss, liability or expense (including reasonable and documented out-of-pocket fees and disbursements of outside counsel) (collectively, “Covered Items”) incurred (i) in connection with this Agreement or the Account (except to the extent due to Bank's willful misconduct or gross negligence) or any related interpleader proceeding or (ii) as a result of following Company's direction or Instructions.

(b) To the extent indemnification obligations in respect of any Covered Items are not satisfied by Company within fifteen (15) days after demand on Company by Bank, Secured Party agrees to indemnify, defend and save harmless Bank against any Covered Items incurred (i) in connection with this Agreement or the Account (except to the extent due to Bank's willful misconduct or gross negligence) or any related interpleader proceeding, (ii) as a result of following Secured Party’s direction or Instructions or (iii) due to any claim by Secured Party of an interest in the Account or the funds on deposit therein; provided that Secured Party's obligations pursuant to this Section 6 with respect to returned or charged-back items, reversals or cancellations of payment orders and other electronic fund transfers or other corrections or adjustments to the Account or transactions therein shall not exceed the aggregate amount of proceeds received by and/or amount disbursed from the Account on the instructions of Secured Party pursuant to this Agreement.

7.	(a) Bank may terminate this Agreement (i) in its discretion upon the sending of at least thirty (30) calendar days advance written notice to Company and Secured Party or (ii) because of a material breach by Company or Secured Party of any of the terms of this Agreement or the Account Documentation, upon the sending of at least five (5) Business Days advance written notice to Company and Secured Party. Upon Bank’s termination, Bank shall take reasonable actions necessary to facilitate the transfer of any funds held in the Account on the effective date of termination in accordance with the Secured Party’s written instructions.

(b) Secured Party may terminate this Agreement in its discretion upon the sending of at least three (3) Business Days advance written notice (“Termination Delivery Requirement”) in substantially the same form as Exhibit A, with a copy of the Agreement attached thereto (a “Secured Party Termination Notice”) to Bank and Company, provided that Bank may shorten or waive the Termination Delivery Requirement and any such shortening or waiver shall be binding on the Parties.

(c) Any other termination, any amendment or waiver of this Agreement shall be effected solely by an instrument in writing executed by all the Parties. The provisions of Sections 5 and 6 above shall survive any termination of this Agreement; provided, that, Secured Party’s obligations under Section 6(b) above shall survive only for a period of one hundred eighty (180) days after termination of this Agreement, it being understood and agreed that with respect to any claim delivered to Secured Party by Bank in writing before the expiration of such one hundred eighty (180) day period, the obligations relating to such claim remain until satisfied or otherwise resolved.

8.	Company shall compensate Bank for the opening and administration of the Account and services provided hereunder in accordance with Bank’s customary fee schedules from time to time in effect. Payment will be effected by a direct debit to the Account or as otherwise agreed to between Company and Bank; however, Bank retains the right to debit the Account for any fees that are not paid when due.

9.	(a) No Party may assign or transfer its rights or obligations under this Agreement to any person or entity without the prior written consent of the other Parties; provided, however, that no consent will be required if the assignment or transfer takes place as part of a merger, acquisition or corporate reorganization affecting Bank; and provided further that only Bank’s prior written consent is required for an assignment by Secured Party. A failure to comply with the assignment requirements referenced under this section shall result in such assignment being null and void.

(b) Notwithstanding the foregoing, Secured Party may transfer its rights and obligations under this Agreement (i) to an assignee to which, by contract or operation of law, Secured Party transfers substantially all of its rights and obligations under the financing arrangement with Company or (ii) to a successor representative, if Secured Party is acting as a representative in whose favor a security interest is provided for or created; provided as between Bank and Secured Party, Secured Party will not be released from its obligations under this Agreement unless and until an Assignment Notice is actually received by the unit of Bank to whom notice is required to be addressed. An “Assignment Notice” is a notice purporting to be signed by Secured Party and assignee in which assignee agrees to assume all of Secured Party’s obligations under this Agreement substantially in the same form as Exhibit B, with a copy of this Agreement to be attached to the notice.

10.	Upon Secured Party’s request and at Company’s sole expense, Bank will provide Bank’s standard bank statements covering deposits to and withdrawals from the Account. Bank may disclose to Secured Party such other information concerning the Account as Secured Party may from time to time reasonably request.

11.	This Agreement: (i) may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures were upon the same instrument, (ii) shall become effective when counterparts have been signed and delivered by the Parties and (iii) may be executed using Electronic Signatures, which the Parties agree are intended to authenticate this writing and to have the same force and effect as manual signatures. "Electronic Signature" means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a Party with the intent to sign such record, including facsimile or email electronic signatures. Each Party represents and warrants on a continuous basis that (i) any Electronic Signature on this Agreement constitutes valid execution of this Agreement by a duly authorized signer in accordance with applicable law and, as applicable, its constitutional documents and (ii) this Agreement constitutes its valid, legal, enforceable and binding obligation. Each Party confirms that the others have relied on the foregoing representations and warranties when accepting an Electronic Signature on this Agreement. Each Party confirms that this Agreement constitutes an electronic record established and maintained in the ordinary course of business and an original written record when printed from electronic files. Such printed copies will be treated to the same extent and under the same conditions as other original business records created and maintained in documentary form. All notices under this Agreement shall be in writing and sent (including via emailed pdf or similar file or facsimile transmission) to the Parties at their respective addresses, email addresses or fax numbers set forth below (or to such other address, email address or fax number as any such Party shall designate in writing to the other Parties from time to time).

12.	This Agreement and all claims, disputes or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, will be governed by, and enforced in accordance with, the internal laws of the State of New York without regard to conflict of law principles. Regardless of any provision in any other separate agreement, the State of New York shall be deemed to be Bank's "jurisdiction" for purposes of Section 9-304 of the UCC. The Parties intend that New York's periods of limitations govern the aforementioned causes of action irrespective of any otherwise applicable statute. All Parties hereby waive all rights to a trial by jury in any action or proceeding relating to the Account or this Agreement.

[Signatures on following page]

IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement as of the date first above written.

RMX Industries Inc

By:		Date:
Name:
Title:

Address for Notices:	3255 Bayside Lakes Blvd, STE 106 Palm Bay, FL 32909

Fax:
Email Address:

[●]

By:		Date:
Name:
Title:

Address for Notices:

Fax:
Email Address:

JPMorgan Chase Bank, N.A.

By:		Date:
Name:
Title:	Authorized Signer

Address for Instructions and other Notices:	JPMorgan Chase Bank, N.A. Attn: Derrick Meaux 4201 Congress St, Floor 02 Charlotte, NC, 28209 Email: derrick.meauxjr@chase.com

Address for Assignment and Termination Notices:	JPMorgan Chase Bank, N.A. Attn: Blocked Account Contracts Team Email: blocked.account.contracts@jpmchase.com

Exhibit A | Secured Party Termination Notice

Date:

JPMorgan Chase Bank, N.A.

Attention: Blocked Account Contracts Team

Email : blocked.account.contracts@jpmchase.com

RMX Industries Inc

Address: 3255 Bayside Lakes Blvd, STE 106

  Palm Bay, FL 32909

Attention: ________________________

Re: Blocked Account Control Agreement dated as of October 20, 2025, by and among RMX Industries Inc (“Company”), [●] (“Secured Party”) and JPMorgan Chase Bank, N.A. (“Bank”) relating to account number [●] (the “Agreement”).

Ladies and Gentlemen:

This constitutes a Secured Party Termination Notice as referred to in Section 7(b) of the Agreement, a copy of which is attached hereto.

[●]

By:		Date:
Name:
Title:

Attachment: Blocked Account Control Agreement

Exhibit B | Assignment Notice

Date:

JPMorgan Chase Bank, N.A.

Attention: Blocked Account Contracts Team

Email : blocked.account.contracts@jpmchase.com

Re: Blocked Account Control Agreement dated as of October 20, 2025, by and among RMX Industries Inc (“Company”), [●] (“Secured Party”) and JPMorgan Chase Bank, N.A. (“Bank”) relating to account number [●] (the “Agreement”).

Ladies and Gentlemen:

This constitutes an Assignment Notice as referred to in Section 9 of the Agreement, a copy of which is attached hereto.

[NAME OF ASSIGNEE] (“Assignee”) agrees to assume all of Secured Party’s obligations under the Agreement.

Please select the appropriate response below indicating if Assignee is an existing client of Bank.

Assignee is an existing client of Bank

Assignee is not a client of Bank

(Note: Additional documentation may be required by Bank in order to satisfy its know your customer policies and its due diligence requirements to qualify the assignee as a customer)

The Assignee’s address for notices is as follows.

Address: __________________________________

__________________________________

Attention: __________________________

Email: ___________________________________

Fax No.: __________________________________

[●]

By:		Date:
Name:
Title:

Assignee

By:		Date:
Name:
Title:

Attachment: Blocked Account Control Agreement